Tembec Industries Inc.: Exhibit 99.1 - Prepared by TNT Filings Inc.

NOTICE OF MEETING OF HOLDERS OF

8.625% Senior Unsecured Notes due 2009
8.50% Senior Unsecured Notes due 2011
7.75% Senior Unsecured Notes due 2012

of

TEMBEC INDUSTRIES INC.

AND

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

of

TEMBEC INC.

MANAGEMENT PROXY CIRCULAR

With Respect To a Proposed

PLAN OF ARRANGEMENT

and

RECAPITALIZATION

January 25, 2008

These materials are important and require your immediate attention. They require Tembec securityholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your common shares or notes, please contact Georgeson Shareholder Communications Canada Inc. at 1-866-783-6756.

January 25, 2008

To the holders of:	8.625% Senior Unsecured Notes due 2009; 8.50% Senior Unsecured Notes due 2011; and 7.75% Senior Unsecured Notes due 2012; of Tembec Industries Inc.
And to the holders of:	Common Shares of Tembec Inc.

As stated in our most recent Annual Report, Tembec Inc. (the “Company”) has been proactively exploring strategic alternatives to improve its capital structure and enhance liquidity for some time. We are pleased to report that we have made substantial progress in this regard and, in the accompanying management proxy circular (the “Circular”), we propose a series of transactions (the “Recapitalization”) that we believe will achieve these objectives.

During the second half of 2007, Tembec participated in periodic discussions with a number of holders of the senior unsecured notes with a view to structuring a recapitalization transaction. The proposed Recapitalization has evolved from those discussions as a means by which the Company can substantially reduce its debt and associated interest costs while improving its available liquidity in a consensual process.

The Recapitalization contemplates the following key elements:

•	Conversion of US$1.2 billion of Tembec’s debt into equity of a new entity referred to in the Circular as “New Tembec”;

•	Noteholders will receive 88% of the equity of New Tembec in full settlement of their notes;

•	An additional 7% of the equity of New Tembec will be allocated to Noteholders who backstop the new loan described below;

•	Existing shareholders will receive 5% of the equity of New Tembec. Existing shareholders will also receive “cashless” warrants to acquire additional shares;

•	Implementation of a new four year term loan of US$300 million to provide additional liquidity; and

•	Business as usual for employees, trade creditors and customers. They will not be affected by the Recapitalization.

The management and Board of Directors of Tembec believes that the proposed Recapitalization will benefit the Company by:

•	Normalizing its capital structure by reducing net debt by US$1.2 billion;

•	Reducing annual interest costs by approximately Cdn.$67 million; and

•	Improving liquidity with the implementation of a new four year term loan of US$300 million to fund the ongoing implementation of Tembec’s business plan.

The management of Tembec and Tembec’s Board of Directors believes that, in view of the challenges posed by the existing capital structure, the Recapitalization is the best alternative available to all classes of securityholders. The Board of Directors has received an opinion (the “Fairness Opinion”) from BMO Capital Markets, financial advisor to the Company, that the Recapitalization is fair from a financial point of view to the Company. The Company’s stakeholders are encouraged to read the Fairness Opinion carefully in its entirety, which is appended as Appendix “E” to the accompanying Circular.

As of December 31, 2007, noteholders have executed support agreements whereby they have agreed to vote approximately US$774 million of notes in favour of and to support the Recapitalization.

You will be asked to approve the Recapitalization at the meetings scheduled to be held on February 22, 2008.

Management of the Company and the Board of Directors believe that it is extremely important that the Recapitalization be approved and implemented. We urge you to give serious attention to the Recapitalization and to support it in person or by proxy at the appropriate meeting on February 22, 2008. The current proposal is integral to our objective of normalizing Tembec’s capital structure, enhancing liquidity, and positioning Tembec for future growth and profitability, an objective to which management of the Company and the Board of Directors are committed. We hope that we will receive your support.

Yours very truly,

Guy G. Dufresne (signed)
Chairman of the Boards of Directors of
Tembec Inc. and Tembec Industries Inc.

This material is important and requires your immediate attention. The transactions contemplated in the Recapitalization are complex. The accompanying Management Proxy Circular contains a description of, and a copy of, the Plan of Arrangement and other information concerning Tembec to assist you in considering this matter. You are urged to review this information carefully. Should you have any questions or require assistance in understanding and evaluating how you will be affected by the proposed Recapitalization, please consult your legal, tax or other professional advisors. If you have any questions or require more information with regard to voting your common shares or notes, please contact Georgeson Shareholder Communications Canada Inc. at 1-866-783-6756. Additional copies of these materials are available by contacting the Secretary of Tembec Inc. at Suite 1050, 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1X9.

IMPORTANT INFORMATION

THIS MANAGEMENT PROXY CIRCULAR (THE “CIRCULAR”) CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MATTERS REFERRED TO HEREIN.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CIRCULAR, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON. THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES DESCRIBED IN THIS CIRCULAR, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS CIRCULAR NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THE PLAN OF ARRANGEMENT REFERRED TO IN THIS CIRCULAR SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS CIRCULAR.

Securities issued under the Recapitalization will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state of the United States. Such securities will instead be issued in reliance upon exemptions under the 1933 Act and applicable exemptions under state securities laws. Securities issued under the Recapitalization in exchange for the Existing Notes and the Existing Common Shares will be freely transferable under United States federal securities laws, except for securities held by Persons who are deemed to be “affiliates” of New Tembec after the implementation of the Recapitalization. Such securities held by “affiliates” may be resold by them only in transactions permitted by the resale provisions of Rule 144 promulgated under the 1933 Act or as otherwise permitted under the 1933 Act. Securities issued under the Recapitalization to Qualifying Noteholders who provide the New Loan and to the Backstop Parties will be subject to restrictions on transfer and may only be offered or sold in transactions exempt from or not subject to the registration requirements of the 1933 Act. See “Certain Regulatory and Other Matters Relating to the Recapitalization”.

Securityholders should carefully consider the income tax consequences of the proposed plan of arrangement described herein. See “Income Tax Considerations”.

All information in this Circular is given as of January 4, 2008 unless otherwise indicated.

Securityholders should not construe the contents of this Circular as investment, legal or tax advice. Securityholders should consult their own counsel, accountants and other advisors as to legal, tax, business, financial and related aspects of the proposed Recapitalization. In making a decision regarding the Recapitalization, Securityholders must rely on their own examination of Tembec.

Any statement contained in a document referred to in this Circular or any amendment hereof or supplement hereto is to be considered modified or replaced to the extent that a statement contained herein or in any amendment or supplement or any subsequently filed document modifies or replaces such statement. Any statement so modified or replaced is not to be considered, except as so modified or replaced, to be a part of this Circular.

Notice to New Hampshire Residents:

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1	Stock Exchange Listing	39
EXCHANGE RATE INFORMATION	1	Expenses	39
PRESENTATION OF FINANCIAL		THE NEW LOAN	39
INFORMATION	2	Agents	39
NOTICE OF MEETING OF NOTEHOLDERS	3	Borrower	39
NOTICE OF SPECIAL MEETING OF		Guarantors	39
SHAREHOLDERS	5	Amount of New Loan	39
SUMMARY	7	New Lenders	39
GLOSSARY OF TERMS	16	Security for New Loan	40
INFORMATION CONCERNING THE		Purpose of the New Loan	40
MEETINGS	21	Maturity of New Loan	40
General	21	Interest on the New Loan	40
Meetings	21	Covenants	41
Solicitation of Proxies	21	Senior Bank Facility Amendments	42
Entitlement to Vote and Attend	21	Optional Prepayment of New Loan	43
Revocation of Proxies	21	Events of Default	43
Voting of Proxies	22	Conditions to New Loan	43
Non-Registered Holders	22	Intercreditor Agreement	43
Quorum and Voting Requirements	23	NEW LOAN BACKSTOP PROVISIONS	43
Interest of Management and Others	24	JPMorgan Backstop	43
BACKGROUND TO THE		JPMorgan Backstop Fee	44
RECAPITALIZATION	24	Noteholder Backstop Agreements	44
IMPACT OF THE RECAPITALIZATION	25	Backstop Funding	44
SUPPORT AGREEMENTS	26	Allocation of Recapitalized Equity to
THE ARRANGEMENT AGREEMENT	27	Backstop Parties	44
DESCRIPTION OF THE		Backstop Fees	45
RECAPITALIZATION	27	Backstop Termination Fee	45
Treatment of Securityholders	28	Failure to Fund by Backstop Parties	45
Unaffected Obligations.	29	Conditions to JPMorgan Backstop and
Calculations	29	Noteholder Backstop	45
Fractional Interests	29	UNAUDITED PRO FORMA CONSOLIDATED
Description of the Share Capital of		BALANCE SHEET	47
New Tembec	29	NEW TEMBEC	50
Description of the Warrants	30	TEMBEC INDUSTRIES INC.	50
Appointment of Board of Directors of		TEMBEC ENTERPRISES INC.	50
New Tembec	30	TEMBEC BEFORE THE
Description of Rights Plan	31	RECAPITALIZATION	50
Court Approval and Completion of the		The CIT Credit Facility	51
Arrangement	32	The Existing Notes	51
Procedures	33	Documents Incorporated by Reference	51
Conditions to the Recapitalization Becoming		Securities Authorized for Issuance under Equity
Effective	34	Compensation Plans	52
Fairness Opinion	35	Termination of Employment, Change in
Recommendation of the Board of Directors	37	Responsibilities and Employment Contracts	53
CERTAIN REGULATORY AND OTHER		TEMBEC AFTER THE
MATTERS RELATING TO THE		RECAPITALIZATION	53
RECAPITALIZATION	38	Share Capital	53
Resale of Securities Received in the		Earnings Coverage	54
Recapitalization	38

(i)

(ii)

FORWARD-LOOKING STATEMENTS

This Circular includes forward-looking statements that involve risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to Tembec’s future prospects, developments and business strategies. These forward-looking statements are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “should”, “seek” and similar terms and phrases, including references to assumptions.

A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information, including, but not limited to, failure to satisfy the conditions to the Recapitalization, all the factors discussed under the heading “Risk Factors” and in the Company’s Annual Information Form dated December 7, 2007, including the following:

•	The demand and prices for the products that Tembec sells;

•	Fluctuations in the exchange rate of the Canadian dollar to the US dollar and to the Euro;

•	Raw material availability and prices;

•	Energy costs;

•	Labour availability and labour disruptions;

•	The effect and enforcement of environmental and other governmental regulations;

•	First Nations’ land claims;

•	Levels of capital expenditures required to maintain and upgrade processes;

•	Fluctuations in export taxes and/or volume restrictions imposed on lumber exported to the United States;

•	Debt service requirements;

•	Disruption in transportation services;

•	The risk of loss from fires, floods and other natural disasters;

•	Growth strategy and acquisitions; and

•	Performance of pension fund investments.

Although the forward-looking information contained in this Circular is based upon what management and the directors of Tembec believe are reasonable assumptions, Tembec cannot assure Securityholders that actual results will be consistent with this forward-looking information. If the assumptions underlying this forward-looking information prove incorrect or if some of the risks or uncertainties materialize, actual results may vary materially from those described in this Circular as intended, planned, anticipated, believed, estimated or expected. The forward-looking information in this Circular is made as of the date of this Circular, and Tembec assumes no obligation to update or revise it to reflect new events or circumstances.

EXCHANGE RATE INFORMATION

Both the Company and Tembec Industries publish their consolidated financial statements in Canadian dollars. In this Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the daily average of such exchange rates during such period, and the exchange rate at the end of such period, based upon the inverse of the noon buying rate of the Bank of Canada:

	Year Ended September 30,
	2004	2005	2006	2007

High	0.7879	0.8568	0.9099	1.0037
Low	0.7159	0.7840	0.8361	0.8437
Average	0.7541	0.8164	0.8748	0.8979
Period End	0.7838	0.8540	0.8966	1.0037

On January 21, 2008, the noon buying rate was $1.0324 per US$1.00 and the inverse of the noon buying rate was US$0.9686 per $1.00.

PRESENTATION OF FINANCIAL INFORMATION

The financial information in this Circular has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs from U.S. generally accepted accounting principles (“U.S. GAAP”) and thus the financial information contained herein may not be comparable to the financial statements of U.S. companies.

TEMBEC INDUSTRIES INC.

NOTICE OF MEETING OF NOTEHOLDERS

TO HOLDERS OF THE FOLLOWING SECURITIES OF TEMBEC INDUSTRIES INC.:

8.625% Senior Unsecured Notes due 2009;

8.50% Senior Unsecured Notes due 2011; and

7.75% Senior Unsecured Notes due 2012;

(collectively, the “Existing Notes”)

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (the “Court”) dated January 24, 2008, a meeting (the “Noteholders’ Meeting”) of the registered holders of the Existing Notes (the “Noteholders”) of Tembec Industries Inc. will be held at Le Centre Sheraton (Ballroom Centre), 1201 René-Lévesque Blvd. West, Montréal, Québec, Canada, on the 22nd day of February, 2008, at 10:00 a.m. (Montréal time) for the following purposes:

1.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Noteholders’ Arrangement Resolution”), the full text of which is set out in Appendix “A” to the accompanying management proxy circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular;

2.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Noteholders’ Rights Plan Resolution”), the full text of which is set out in Appendix “A” to the Circular, approving a shareholder rights plan for Tembec Arrangement Inc. (the “Rights Plan”), which Rights Plan is more particularly described in the Circular; and

3.	to transact such other business as may properly come before the Noteholders’ Meeting or any adjournment thereof.

The record date (the “Record Date”) for entitlement to notice of the Noteholders’ Meeting has been set by the Court, subject to any further order of the Court, as January 21, 2008. At the Noteholders’ Meeting, each Noteholder as of the Record Date will have one vote for each US$1 of principal amount and accrued interest as of December 30, 2007 of Existing Notes.

Noteholders should contact their broker or other intermediary through which such Existing Notes are held in order to obtain a voting instruction card or a valid proxy.

Subject to any further order of the Court, the Court has set the quorum for the Noteholders’ Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at the Noteholders’ Meeting.

A Noteholder may attend the Noteholders’ Meeting in person or may appoint another person as proxyholder. The form of proxy to be delivered by the trustee of the Existing Notes nominates James Lopez, or failing him, Guy G. Dufresne, each a director of Tembec Industries Inc., as proxyholders. A Noteholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the applicable voting instruction card received from its broker or other intermediary. Persons appointed as proxyholders need not be Noteholders.

Subject to any further order of the Court, the vote required to pass the Noteholders’ Arrangement Resolution is the affirmative vote of at least 66 2/3% of the votes cast by Noteholders present in person or by proxy at the Noteholders’ Meeting and entitled to vote on the Noteholders’ Arrangement Resolution. The results of the Noteholders’ Rights Plan Resolution will be combined with the results of a similar resolution to be considered by the shareholders of Tembec Inc. at a separate meeting to determine whether or not the Rights Plan has been approved by the requisite majority, as more particularly described in the Circular. The implementation of the plan of arrangement, which is attached as Appendix “D” to the Circular, is subject to the approval of certain actions by the shareholders of Tembec Inc. at a separate meeting and the approval of the Court. The matter is scheduled to be heard at 10:00 a.m. (Toronto time) on February 27, 2008 at the courthouse at 330 University Avenue, Toronto, Ontario, Canada.

DATED at Montréal, Québec this 25th day of January, 2008.

By Order of the Board of Directors
of Tembec Industries Inc.

Tony Fratianni (signed)
Vice-President, General Counsel and Secretary

Whether or not Noteholders are able to be present at the Noteholders’ Meeting, you are requested to vote following the instructions provided on the appropriate voting instruction card using one of the available methods. In order to be effective, proxies must be received by Computershare Investor Services Inc. prior to 5:00 p.m. (Toronto time) on February 20, 2008 (or, in the event that the Noteholders’ Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed Shareholders’ Meeting) at the following address:

Computershare Investor Services Inc.
9th Floor, 100 University Ave.
Toronto, Ontario, Canada
M5J 2Y1

If Noteholders have any questions about obtaining and completing proxies, they should contact Computershare Investor Services Inc. at (514) 982-7555 or 1-800-564-6253 or Georgeson Shareholder Communications Canada Inc. at 1-866-783-6756.

TEMBEC INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO HOLDERS OF COMMON SHARES OF TEMBEC INC.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Shareholders’ Meeting”) of the holders (the “Shareholders”) of the Common Shares (the “Existing Common Shares”) of Tembec Inc. (the “Company”) will be held at Le Centre Sheraton (Ballroom Centre), 1201 René-Lévesque Blvd. West, Montréal, Québec, Canada, on the 22nd day of February, 2008 at 11:30 a.m. (Montréal time) for the following purposes:

1.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Amendment Resolution”) confirming By-Law No. 2008-A relating to an amendment to the articles of the Company to, among other things, amend the terms of the Existing Common Shares to provide the Company the option to redeem all of the Existing Common Shares by delivering 5,000,000 common shares (“New Common Shares”) and up to 11,111,111 warrants of a new corporation named Tembec Arrangement Inc. (“New Tembec”) and to change the name of the Company to “Tembec Holdings Inc.”, the full text of which is set forth in Appendix “B” accompanying the management proxy circular (the “Circular”), as more particularly described in the Circular;

2.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Shareholders’ Recapitalization Resolution”) approving the issuance of 95,000,000 New Common Shares to certain noteholders of Tembec Industries Inc. as contemplated by a plan of arrangement involving New Tembec, among others, the full text of which resolution is set forth in Appendix “B” accompanying the Circular, as more particularly described in the Circular;

3.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Shareholders’ Rights Plan Resolution”), the full text of which is set out in Appendix “B” to the Circular, approving a shareholder rights plan for New Tembec (the “Rights Plan”), which Rights Plan is more particularly described in the Circular; and

4.	to transact such other business as may properly come before the Shareholders’ Meeting or any adjournment thereof.

The record date (the “Record Date”) for entitlement to notice of the Shareholders’ Meeting is January 21, 2008. At the Shareholders’ Meeting, each Shareholder as of the Record Date will have one vote for each Existing Common Share held.

If a Shareholder does not hold the Existing Common Shares in his or her name, such Shareholder should contact his, her or its broker or other intermediary through which such Existing Common Shares are held to obtain a voting instruction card or a valid proxy.

The quorum for the Shareholders’ Meeting is the presence of two or more persons present in person, each being a shareholder entitled to vote or a duly appointed proxyholder, and collectively holding or representing not less than 20% of the total number of outstanding shares of the Company having voting rights at such meeting.

A Shareholder may attend the Shareholders’ Meeting in person or may appoint another person as proxyholder. Each of the forms of proxy accompanying the Circular nominates James Lopez, or failing him, Guy G. Dufresne, each a director of the Company, as proxyholders. A Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Shareholders.

The vote required to pass the Amendment Resolution is the affirmative vote of at least 66 2/3% of the votes cast by Shareholders present in person or by proxy at the Shareholders’ Meeting and entitled to vote on each resolution. The vote required to pass the Shareholders’ Recapitalization Resolution is the affirmative vote of more than 50% of the votes cast by Shareholders present in person or by proxy at the Shareholders’ Meeting and entitled to vote on the resolution. The implementation of the Recapitalization is subject to the approval of the Recapitalization by the noteholders of Tembec Industries Inc. at a separate meeting and approval of the Court. The results of the Shareholders’ Rights Plan Resolution will be combined with the results of a similar resolution to be considered by the noteholders of Tembec Industries Inc. at a separate meeting to determine whether or not the Rights Plan has been approved by the requisite majority, as more particularly described in the Circular.

DATED at Montréal, Québec this 25th day of January, 2008.

By Order of the Board of
Directors of Tembec Inc.

Tony Fratianni (signed)
Vice-President, General Counsel and Secretary

Whether or not Shareholders are able to be present at the Shareholders’ Meeting you are requested to vote using one of the methods provided on the appropriate form of proxy. In order to be effective, proxies must be received by Computershare Investor Services Inc. prior to 5:00 p.m. (Toronto time) on February 20, 2008 (or, in the event that the Shareholders’ Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed Shareholders’ Meeting) at the following address:

Computershare Investor Services Inc.
9th Floor, 100 University Ave.
Toronto, Ontario, Canada
M5J 2Y1

If Shareholders have any questions about obtaining and completing proxies, they should contact Computershare Investor Services Inc. at (514) 982-7555 or 1-800-564-6253 or Georgeson Shareholder Communications Canada Inc. at 1-866-783-6756.

SUMMARY

This summary highlights selected information from this Circular to help Securityholders understand the Recapitalization. Securityholders should read this Circular carefully in its entirety to understand the terms of the Recapitalization as well as tax and other considerations that may be important to them in deciding whether to approve the Recapitalization. Securityholders should pay special attention to the “Risk Factors” section of this Circular. The following summary is qualified in its entirety by reference to the detailed information (including pro forma financial information) contained in this Circular. Capitalized terms used herein, and not otherwise defined, have the meanings ascribed to them in the Glossary.

References to “Tembec” refer to Tembec Inc. and all of its subsidiaries, and following the Effective Time, New Tembec and all of its subsidiaries.

NEW TEMBEC

New Tembec was incorporated on January 16, 2008 under the CBCA. New Tembec was formed solely for the purpose of effecting the Arrangement and will not carry on any business prior to the Effective Time, other than in connection with the Arrangement, and has no material assets or liabilities. New Tembec will issue New Common Shares and Warrants as part of the Recapitalization. See “New Tembec” and “The Arrangement Agreement”. The registered and principal offices of New Tembec are located at Suite 1050, 800 René-Lévesque Blvd. West, Montréal, Québec H3B 1X9.

TEMBEC INC.

Tembec Inc. is a holding company incorporated under the laws of Québec which conducts its diversified and integrated forest products business primarily through wholly-owned operating subsidiaries. The Company’s Existing Common Shares are listed on the TSX. The Company is a guarantor of the Existing Notes under the terms of the Indentures. The registered and principal offices of the Company are located at Suite 1050, 800 René-Lévesque Blvd. West, Montréal, Québec H3B 1X9.

TEMBEC INDUSTRIES INC.

Tembec Industries is a company continued under the CBCA and a wholly-owned subsidiary of Tembec Inc. Tembec Industries is the issuer of the Existing Notes. The registered and principal offices of Tembec Industries are located at Suite 1050, 800 René-Lévesque Blvd. West, Montréal, Québec H3B 1X9.

TEMBEC ENTERPRISES INC.

TEI is a company incorporated under the CBCA and a wholly-owned subsidiary of Tembec Industries. On the Effective Date, TEI will transfer all of its business assets to a new partnership, as described in more detail in the Plan of Arrangement. The registered and principal offices of TEI are located at Suite 1050, 800 René-Lévesque Blvd. West, Montréal, Québec H3B 1X9.

THE RECAPITALIZATION

This Circular describes the proposed Recapitalization. The Recapitalization will be considered by the Noteholders and the Existing Common Shareholders at their respective Meetings called for that purpose. If completed as contemplated, the Recapitalization will effect a number of significant changes to the capital structure of New Tembec, the Company and Tembec Industries, as more particularly described in this Circular.

BACKGROUND TO THE RECAPITALIZATION

For the last several years, Tembec has faced a significant deterioration in business conditions in two of its three primary business segments.

Tembec’s Forest Products segment has faced a number of challenges, including:

•	The appreciation of the Canadian dollar relative to the U.S. dollar which has significantly affected Tembec’s profitability;

•	The slowdown in housing construction in the U.S. which began during 2006 and carried over into 2007; and

•	On-going accelerated harvesting of British Columbia timberlands affected by mountain pine beetle infestation further contributed to excess lumber supply conditions and falling product prices.

In the Company’s Paper segment, demand for most paper grades was flat to declining in 2007. Coupled with the appreciation of the Canadian dollar, this resulted in significant weakness in Canadian dollar pricing and segment margins.

In light of all these factors, Tembec focused its efforts on its previously announced recovery plan. The Company made significant progress by rationalizing capacity, reducing shifts and selling non-core assets. However, faced with deteriorating business conditions and a highly leveraged balance sheet, Tembec was forced to consider a broad range of strategic alternatives to address its capital structure and enhance liquidity.

In August of 2007, Tembec announced that it was exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives considered included non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The Recapitalization transaction evolved from discussions with a variety of stakeholders as a means by which the Company could normalize its capital structure and enhance liquidity in a consensual process that was fair and reasonable to all stakeholders.

In response to a press release issued by Jolina Capital Inc. (“Jolina”) on January 23, 2008, on January 24, 2008 the Company issued a press release confirming that it had received an unsolicited non-binding proposal from Jolina on a confidential basis concerning a potential alternative recapitalization transaction (the “Jolina Proposal”). At the request of Jolina, Jolina and its advisors made a presentation to Tembec’s Board of Directors and its legal and financial advisors describing the principal terms of the Jolina Proposal. After due consideration of the Jolina Proposal and after consultation with its legal and financial advisors, the Board of Tembec unanimously concluded that the Jolina Proposal could not reasonably be expected to result in a transaction more favourable to Tembec and its stakeholders (including the noteholders of Tembec Industries Inc.) than the proposed Recapitalization described in this Circular. After making this determination, Tembec invited Jolina and its advisors on a number occasions to meet with representatives of Tembec and the legal and financial advisors of Consenting Noteholders whose support would be required for the Jolina Proposal to proceed. Jolina and its advisors declined to participate in such a meeting. The Company invited Jolina to make the details of its proposal available to Tembec’s stakeholders through a public announcement.

See “Background to the Recapitalization” and “Tembec Prior to the Recapitalization”.

EFFECT OF THE RECAPITALIZATION

Effect on Noteholders

Noteholders will receive 88% of the equity of New Tembec in full settlement of the Existing Notes and the Indentures, allocated as follows:

(a)

45% of the equity of New Tembec shall be allocated pro rata to the Noteholders based on each Noteholder’s respective share of the Existing Notes (37.5 New Common Shares for each US$1,000 of principal amount of Existing Notes); and

(b)

43% of the equity of New Tembec shall be allocated pro rata to the Noteholders who, directly or through an affiliate designated by a Noteholder, provide the New Loan based on the aggregate principal amount of the New Loan advanced by each Noteholder, or its affiliate as the case may be.

Noteholders who participate in a backstop of the New Loan will be entitled to an additional 7% of the equity of New Tembec. As of the date of this Circular, Tembec has received commitments for substantially the complete amount of the Additional Backstop.

Under the terms of the Recapitalization, Noteholders will be paid accrued interest on the Existing Notes up to and including December 30, 2007. No interest accruing on the Existing Notes after December 30, 2007 will be paid. Pursuant to the Recapitalization, the Existing Notes and the Indentures shall be irrevocably and finally cancelled.

Qualifying Noteholders will have an opportunity to participate as lenders in amounts up to their pro rata share, based on the principal amount of Existing Notes held, of the New Loan in the aggregate amount of US$300,000,000. In total, for every US$1,000,000 of principal amount of Existing Notes held by a Qualifying Noteholder, such Noteholder may participate in lending up to US$250,000 of the New Loan and will be allocated approximately 35,833 additional New Common Shares. The minimum participation amount for the New Loan shall be US$250,000.

The deadline for making a commitment to participate in the New Loan is February 15, 2008, or such later date as Tembec Industries may determine.

The Backstop Parties have entered into commitment agreements with Tembec to the effect that any amount of the New Loan that is not provided by Qualifying Noteholders shall be provided by the Backstop Parties.

Effect on Existing Common Shareholders

Existing Common Shareholders will receive their pro rata share of:

(a)

5,000,000 New Common Shares representing 5% of the equity of New Tembec. For each 100 existing common shares in the capital of Tembec Inc., an Existing Common Shareholder will receive 5.84 New Common Shares; and

(b)

Warrants to acquire up to 11,111,111 New Common Shares issued from treasury. The Warrants shall be deemed to be exercised and shall be automatically converted to New Common Shares if the 20-day volume weighted average trading price of the New Common Shares reaches $12.00 (the “Strike Price”). No consideration is payable by the Warrant holder to acquire the New Common Shares once the Strike Price has been reached. For each 100 Existing Common Shares, an Existing Common Shareholder will receive approximately 12.9778 Warrants and each Warrant will be convertible into one New Common Share. If not converted sooner, the Warrants will expire four years after the Effective Date.

No fractional New Common Shares or Warrants will be issued in the Recapitalization. Pursuant to the Recapitalization, the Existing Common Shares (other than the one Existing Common Share to be held by New Tembec) shall be irrevocably and finally redeemed.

The rights, privileges, restrictions and conditions to be attached to the New Loan, the New Common Shares and the Warrants described above are described under “Description of the Plan of Arrangement”.

See “Description of the Recapitalization — Treatment of Securityholders”.

Effect on New Tembec

New Tembec will issue 100,000,000 New Common Shares and up to 11,111,111 Warrants to the Securityholders in connection with the Recapitalization. New Tembec has applied to list the New Common Shares and the Warrants on the TSX. The Board of Directors of New Tembec will be named in the Final Order which will also provide that the first annual meeting of shareholders of New Tembec will be held within six months following the end of its next fiscal year. KPMG LLP will be the auditors of New Tembec. Upon the Effective Date, it is anticipated that the corporate name of New Tembec will be changed to Tembec Inc. or such other name which is acceptable to the Director. New Tembec will adopt the Rights Plan as part of the Plan of Arrangement if the Combined Rights Plan Resolution is approved.

Procedures for Voting at the Meetings

Those persons who are Registered Noteholders on the Record Date are entitled to attend and vote at the Noteholders’ Meeting or to submit a proxy in respect thereof. Those persons who are Registered Shareholders on the Record Date are entitled to attend and vote at the Shareholders’ Meeting or to submit a proxy in respect thereof.

Non-Registered Holders who hold their Existing Notes and/or Existing Common Shares in the name of an intermediary or in the name of a depositary such as DTC or CDS will receive either a voting instruction form or, less frequently, a form of proxy. The Non-Registered Holder must complete and sign the voting information form and return it in accordance with the directions set out on such form. If a Non-Registered Holder desires to attend the Meetings in person, it must follow the procedures set out in “Information Concerning the Meetings — Non-Registered Holders”.

Securityholders who have questions or require further information on how to submit their vote at the Meetings are encouraged to speak with their brokers and intermediaries, or to contact Georgeson at 1-866-783-6756.

Procedures Relating to the Recapitalization

Noteholders

Noteholders will be entitled to receive an aggregate of 88,000,000 New Common Shares on the Effective Date in exchange for their Existing Notes, allocated as described above. Delivery of the 45,000,000 New Common Shares being allocated pro rata to the Noteholders based on each Noteholder’s respective share of Existing Notes will be made through the facilities of DTC to DTC participants who in turn will deliver the New Common Shares to the Noteholders pursuant to standing instructions and customary practices. The 43,000,000 New Common Shares being allocated pro rata to the Noteholders who provide the New Loan will be certificated New Common Shares and will be issued and delivered in accordance with the instructions provided by the Noteholder in the New Loan Participation Form. Noteholders should contact their broker for further information on how to obtain their New Common Shares.

Noteholders that desire to participate in the New Loan will be required to fully complete, duly execute and return a New Loan Participation Form. The requirements regarding completion and execution of the New Loan Participation Form must be strictly adhered to and close attention should be made to the instructions provided on the New Loan Participation Form and the description of the procedures set forth in this Circular under “Description of the Recapitalization — Procedures”. The New Loan Participation Form must be returned, fully completed and executed in accordance with instructions provided, on or prior to February 15, 2008, or such later date as Tembec Industries may determine. New Loan Participation Forms that are not properly completed, executed and returned in accordance with the instructions provided by February 15, 2008 will not be accepted.

Please see “Description of the Recapitalization — Procedures” for specific and important details regarding the procedures for the Recapitalization, including how to receive New Common Shares and how to participate in the New Loan.

Shareholders

Holders of Existing Common Shares will, on the Effective Date, be entitled to receive New Common Shares and Warrants in exchange for their Existing Common Shares. The procedures for obtaining such New Common Shares and Warrants vary as between Registered Shareholders and Non-Registered Holders of Existing Common Shares. See “Description of the Recapitalization — Procedures”.

SUPPORT AGREEMENTS

Noteholders holding approximately 65% of the Total Existing Note Value have agreed to support the Recapitalization and will vote in favour of the various resolutions required to implement the Recapitalization at the Noteholders’ Meeting.

For a summary of the terms of the Support Agreements, see “Support Agreements”.

THE NEW LOAN

The following is qualified in its entirety by the more detailed disclosure contained under the heading “The New Loan” in the body of this Circular. Capitalized terms not otherwise defined herein have the meanings set forth in such section.

Tembec Industries (the “Borrower”) will borrow US$300,000,000 under the New Loan. The New Loan will be guaranteed jointly and severally by New Tembec, the Company, TEI and their material wholly-owned Canadian and United States subsidiaries (collectively, the “Guarantors”). The funds borrowed under the New Loan may be used by Tembec for the repayment of working capital facilities, capital expenditures and general corporate purposes.

New Lenders

Qualifying Noteholders as of the Record Date (including any Backstop Parties in their capacity as Noteholders) will be entitled to participate for up to their pro rata share (based on their respective share of the Total Existing Note Value) of the New Loan, subject to a minimum participation of US$250,000.

Security for the New Loan

To secure repayment of amounts owing under the New Loan and the related guarantees, the Borrower and the Guarantors will provide a second lien security interest in the Working Capital Assets and a first lien security interest in all other property, assets and undertakings.

Term and Prepayment

The New Loan will mature on the date that is four years from the Effective Date. Tembec will have the option to prepay all or a portion of the New Loan at any time upon payment of the principal amount of the New Loan to be prepaid (the “Prepaid Principal Amount”) plus accrued and unpaid interest on such Prepaid Principal Amount and a premium on the Prepaid Principal Amount of 4% in the first year, 3% in the second year, 2% in the third year and no premium thereafter.

Interest

Interest on the New Loan is payable as follows:

•	Base Rate loans: interest payable quarterly in cash in arrears at the Base Rate plus 6.0% per annum;

•

LIBOR loans: interest payable in cash in arrears at the end of one, two or three months after the beginning of the relevant interest period at the rate equal to the relevant LIBOR plus 7.0% per annum; and

•	Default rate: upon default, interest is payable at a default rate of Base Rate plus 8.0% per annum.

Covenants

The Definitive New Loan Documentation will contain a number of material covenants, including covenants concerning asset sales, debt incurrence, restricted payments, limitations on liens, restrictions on distributions by subsidiaries, fundamental changes, limitations on affiliate transactions, EBITDA maintenance, limitations on guarantees and a covenant dealing with the substitution of Guarantors. The Definitive New Loan Documentation will be linked to the Senior Bank Facility such that certain changes in the Senior Bank Facility relating to financial maintenance covenants will be correspondingly reflected in the Definitive New Loan Documentation.

Events of Default

The default provisions in the Definitive New Loan Documentation shall be similar to those in the Senior Bank Facility, except that it will only include cross-acceleration and not cross-default provisions with respect to the Senior Bank Facility.

Conditions

The New Loan will be subject to conditions, including: individual background checks on senior management, compliance with the U.S. Patriot Act, the completion of all definitive legal documentation, including a credit agreement, security agreements, pledge agreements, intercreditor agreements, subordination agreements and legal opinions; compliance with U.S. and Canadian banking rules and regulations; no default or event of default occurring and continuing; and satisfaction of the Conditions to Recapitalization described under “Description of the Recapitalization — Conditions to the Recapitalization Becoming Effective”.

Intercreditor Agreement

CIT (or any replacement senior lender), the Administrative Agent, the Collateral Agent and Tembec will enter into an intercreditor agreement in respect of Tembec’s outstanding secured obligations. The terms of the intercreditor agreement have not been settled but it is anticipated that, among other things, it will grant CIT (or the replacement senior lender) rights over the Working Capital Assets commensurate with its status as first secured lender over such assets and will provide for CIT (or the replacement senior lender) to have access to Tembec’s plants and other assets as required to liquidate the Working Capital Assets in the event of an insolvency.

NEW LOAN BACKSTOP PROVISIONS

JPMorgan Backstop

Tembec and JPMorgan have entered into the JPMorgan Backstop pursuant to which JPMorgan agreed to backstop the funding of the entire New Loan Amount, subject to certain conditions. The JPMorgan Backstop provides that Tembec will pay certain of JPMorgan’s reasonable professional fees and expenses in connection with the JP Morgan’s backstop. Additionally, in consideration for providing the JPMorgan Backstop, JPMorgan was paid a backstop fee of US$3,000,000 by Tembec.

Backstop Funding

JPMorgan and each Initial Backstop Party have entered into backstop participation agreements that, among other things, commit each Initial Backstop Party, in its capacity as a Noteholder to provide a loan to Tembec, subject to certain conditions, in an amount equal to such Initial Backstop Party’s relevant backstop amount as may be required to fully fund the New Loan Amount. On or before January 31, 2008, each Additional Backstop Party will enter into a backstop commitment agreement with Tembec that, among other things, commits each Additional Backstop Party, in its capacity as a Noteholder, to provide a loan to Tembec, subject to certain conditions, in an amount equal to such Additional Backstop Party’s relevant backstop amount required in order to fully fund the Additional Backstop Amount. The Participation Shortfall (if any) shall be funded by the Initial Backstop Parties and the Additional Backstop Parties.

Allocation of Recapitalized Equity to Backstop Parties

The Backstop Parties shall be entitled to the following New Common Shares:

•	The Initial Backstop Parties shall be entitled to:

(a)	2,000,000 of the New Common Shares (when issued); plus

(b)	The number of New Common Shares (when issued) equal to (x) 5,000,000 times (y) a fraction, the numerator of which is the Initial Backstop Amount and the denominator of which is the New Loan Amount;

•

The Additional Backstop Parties shall be entitled to the number of New Common Shares (when issued) equal to (a) 5,000,000 times (b) a fraction, the numerator of which is the Additional Backstop Amount and the denominator of which is the New Loan Amount.

Backstop Fees

Subject to provisions relating to default by a Backstop Party, the Backstop Parties shall be entitled to the following fees from Tembec:

•	The Initial Backstop Parties shall be entitled to:

(a)	Cash on the Effective Date in an amount equal to 2.25% of the Initial Backstop Amount; plus

(b)	Cash on the Effective Date in an amount equal to 1.0% of the Additional Backstop Amount.

•	The Additional Backstop Parties shall be entitled to cash on the Effective Date in an amount equal to 2.25% of the Additional Backstop Amount.

Backstop Termination Fee

A Termination Fee will be payable, in cash, if, within a six-month period following the JPM Commitment Date, either (a) Tembec concludes a refinancing with financing other than the New Loan, except as expressly permitted, or (b) the Recapitalization does not occur for any reason other than certain specified reasons.

Failure to Fund by Backstop Parties

Subject to certain conditions, in the event any Backstop Party defaults on its obligation to fund its relevant portion of the Initial Backstop Amount or the Additional Backstop Amount, as the case may be, either JPMorgan or the Initial Backstop Parties, as the case may be, shall fund such defaulted amount, and the applicable defaulting party’s backstop fees will be paid to the party covering the default.

Conditions to JPMorgan Backstop and Noteholder Backstop

JP Morgan’s obligations with respect to the JPMorgan Backstop are subject to certain conditions, including, without limitation: customary closing conditions, material adverse change conditions, and the requirement that the New Loan must be funded before the Expiry Date. The Definitive New Loan Documentation provides JPMorgan and the Backstop Parties with the ability to terminate their backstop commitments if the New Loan is not funded by March 31, 2008 or upon the occurrence of certain other specified events, including specified material adverse changes.

THE SHAREHOLDER RIGHTS PLAN

The Plan of Arrangement includes the implementation of a shareholder rights plan (the “Rights Plan”) for New Tembec to take effect on the Effective Date. The Rights Plan is designed to ensure, to the extent practicable, that all shareholders of New Tembec will be treated equally and fairly in connection with any take-over offer for New Tembec. For the purposes of the Rights Plan, the “Permitted Bid” mechanism will endeavour to ensure that any person seeking to acquire beneficial ownership of more than 20% of the New Common Shares (including as a result of the Recapitalization) gives shareholders and the Board sufficient time to evaluate the transaction, negotiate with the acquiror and encourage the making of competing bids, all with a view to maximizing shareholder value.

See “Description of the Recapitalization — Description of Rights Plan”.

APPOINTMENT OF THE BOARD OF DIRECTORS OF NEW TEMBEC

The Board of Directors of New Tembec following the Recapitalization (the “New Board”) shall be comprised of nine directors appointed under the Plan of Arrangement. The Chief Executive Officer of New Tembec shall occupy one position on the New Board. A union representative shall also occupy one position on the New Board. The selection of the remaining seven directors shall be undertaken by representatives selected by the Noteholder Committee and representatives selected by the current Board of Tembec Inc., provided that if they cannot agree, the Noteholder Committee shall have selection rights in respect of five directors and the existing Board of Tembec Inc. shall have selection rights in respect of two directors.

See “Description of the Recapitalization — Appointment of the Board of Directors of New Tembec”.

THE MEETINGS

Pursuant to the Interim Order, Tembec Industries has called the Noteholders’ Meeting and pursuant to the QCA, the Company has called the Shareholders’ Meeting to consider and, if deemed advisable, to pass the Recapitalization Resolutions approving various aspects of the Recapitalization. The Meetings will be held at the following place, dates and times:

Meeting	Time and Date	Place

Noteholders’ Meeting	10:00 a.m. (Montréal time), February 22, 2008	Le Centre Sheraton (Ballroom Centre), 1201 René-Lévesque Blvd. West, Montréal, Québec
Shareholders’ Meeting	11:30 a.m. (Montréal time), February 22, 2008	Le Centre Sheraton (Ballroom Centre), 1201 René-Lévesque Blvd. West, Montréal, Québec

Subject to any further order of the Court, the Court has set the quorum for the Noteholders’ Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at the Noteholders’ Meeting.

Pursuant to the Company’s by-laws the quorum for the Shareholders’ Meeting is the presence of two or more persons present in person, each being a shareholder entitled to vote or a duly appointed proxyholder, and collectively holding or representing not less than 20% of the total number of outstanding shares of the Company having voting rights at such meeting.

Securityholder Approvals

The Interim Order specifies that all Noteholders as of the Record Date shall vote as one class for the purposes of voting on the Noteholders’ Arrangement Resolution. The Interim Order also provides that, subject to any further order of the Court, in order for the Noteholders’ Arrangement Resolution to be passed by the Noteholders (the full text of which is set out in Appendix “A” to this Circular) at the Noteholders’ Meeting not less than 66 2/3% of the votes cast at the Noteholders’ Meeting, on the basis of one vote for each US$1 of principal amount plus accrued and unpaid interest as of December 30, 2007 (spoiled, invalid or illegible ballots or abstentions not being counted) must be cast in favour of the Noteholders’ Arrangement Resolution.

Pursuant to the QCA, in order for the Amendment Resolution to be passed by the Existing Common Shareholders (the full text of which is set out in Appendix “B” to this Circular) at the Shareholders’ Meeting, not less than 66 2/3% of the votes cast at the Shareholders’ Meeting, on the basis of one vote for each Existing Common Share held (spoiled, invalid or illegible ballots or abstentions not being counted) must be cast in favour of the Amendment Resolution. In addition, in order for the Shareholders’ Recapitalization Resolution to be passed (the full text of which is set out in Appendix “B” to this Circular), more than 50% of the votes cast at the Shareholders’ Meeting, on the basis of one vote for each Existing Common Share held (spoiled, invalid or illegible ballots or abstentions not being counted) must be cast in favour of the Shareholders’ Recapitalization Resolution.

The TSX requires that the Shareholders’ Rights Plan Resolution and the Noteholders’ Rights Plan Resolution be approved by a majority of the holders of New Common Shares on a pro forma basis giving effect to the Recapitalization (i.e. assuming the Recapitalization had been approved and 5 million New Common Shares had been issued to the Existing Common Shareholders and 95 million New Common Shares had been issued to the Noteholders). Accordingly, the percentage of votes for and against the Shareholders’ Rights Plan Resolution will be multiplied by 5 million, and the percentage of votes for and against the Noteholders’ Rights Plan Resolution will be multiplied by 95 million to result in an aggregate total percentage of votes for and against the Combined Rights Plan Resolution that reflects the shareholdings of New Tembec following the Recapitalization. The Combined Rights Plan Resolution will be deemed to have been approved if the aggregate votes in favour exceed 50% of the total number of New Common Shares on a pro forma basis. If the Combined Rights Plan Resolution is not so approved, the Rights Plan will be deemed to not form part of the Plan of Arrangement.

Court Approval of Plan of Arrangement

The implementation of the Plan of Arrangement is subject, among other things, to approval of the Court. Prior to the mailing of this Circular, New Tembec, Tembec Industries and TEI filed an application for approval of the Arrangement and obtained the Interim Order.

Following the Meetings, New Tembec, Tembec Industries and TEI intend to apply for the Final Order. A copy of the Notice of Application for the Final Order is attached as part of Appendix “C” to this Circular. The hearing in respect of the Final Order is scheduled to take place on February 27, 2008 at 10:00 a.m. (Toronto time) at the courthouse, at 330 University Avenue, Toronto, Ontario, Canada. At the hearing, any Noteholder, securityholder of the Company or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the solicitors for New Tembec, Tembec Industries and TEI a Notice of Appearance and satisfying any other requirements of the Court as provided in the Interim Order or otherwise. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the approval of the Noteholders’ Arrangement Resolution by the Noteholders at the Noteholders’ Meeting.

The Board has commissioned an opinion from BMO Capital Markets in the form described in paragraph 4.03 of Industry Canada’s Policy Statement 15-1 — Policy Concerning Arrangements under Section 192 of the CBCA dated November 7, 2003 and such opinion is attached as Appendix “F” to this Circular.

The Final Order shall provide that the releases described in sections 6.3 and 6.4 of the Plan of Arrangement shall be binding on certain parties as contemplated by the Plan of Arrangement.

CONDITIONS TO THE RECAPITALIZATION BECOMING EFFECTIVE

The following are the conditions to the Recapitalization being effective:

(a)	subject to any further order of the Court, the Plan of Arrangement must be submitted to the Noteholders for their approval and approved in the manner set forth in the Interim Order;

(b)	the Final Order must be obtained in form and substance satisfactory to the Company and JPMorgan, acting reasonably;

(c)	the Existing Common Shareholders shall have approved the Amendment Resolution and the Shareholders’ Recapitalization Resolution by the requisite voting thresholds at the Shareholders’ Meeting;

(d)	the Existing Common Shareholders and the Noteholders shall have approved the Combined Rights Plan Resolution by the requisite voting thresholds at the Meetings;

(e)	Articles of Amendment of the Company shall have been filed and a Certificate of Amendment issued to give effect to the Amendment Resolution;

(f)	the TSX shall have conditionally approved, as of the Effective Date, the Rights Plan and the listing of the New Common Shares and the Warrants;

(g)

no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of or damages on account of or relating to, the Recapitalization and no cease trading or similar order with respect to any securities of the Company or Tembec Industries shall have become effective or threatened;

(h)	New Tembec, the Company, Tembec Industries and TEI shall have taken all necessary corporate actions and proceedings in connection with the Recapitalization;

(i)	all applicable governmental, regulatory and judicial consents, and any other third party consent, shall have been obtained;

(j)

the Definitive New Loan Documentation, together with all guarantees and security agreements contemplated thereunder, shall have been entered into by Tembec Industries and its relevant affiliates and, if applicable, all required filings related to the security as contemplated in the security agreements shall have been made; and

(k)	the Certificate shall have been issued by the Director.

In addition, pursuant to the term sheet attached to the Support Agreements, the support of the Recapitalization by the Consenting Noteholders is conditional on there having been no material adverse change in Tembec’s business operations from the effective date of the Support Agreement.

See “Description of the Recapitalization — Conditions to the Recapitalization Becoming Effective”.

FAIRNESS OPINION

In connection with the Recapitalization, the Board of Directors received a written opinion from Tembec’s financial advisor, BMO Capital Markets. The Fairness Opinion states that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Recapitalization is fair, from a financial point of view, to Tembec. The Fairness Opinion is subject to various assumptions and limitations and is based upon the scope of review described in the Fairness Opinion. In addition, the basis of how fairness was determined for the purpose of the opinion is summarized in the Fairness Opinion. The Fairness Opinion is expressly limited to these matters and, for greater certainty, no opinion is expressed regarding the fairness of the Recapitalization to the holders of Existing Common Shares, Existing Notes, the IQ Note or the Existing Preferred Shares of the Company, nor does the Fairness Opinion (i) constitute a valuation or appraisal of any of the Company, Tembec Industries or any of their respective securities or assets, or (ii) provide a recommendation to any of the Securityholders as to how they should exercise their voting rights in respect of the approval or disapproval of the Recapitalization. The full text of the Fairness Opinion is attached as Appendix “E” to this Circular and should be read carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by BMO Capital Markets in providing its opinion. See “Description of the Recapitalization — Fairness Opinion”.

RECOMMENDATION OF THE BOARD OF DIRECTORS

After careful consideration of, among other things, the Fairness Opinion, the Boards of Directors of the Company and Tembec Industries have unanimously approved the Recapitalization and authorized its submission to the Securityholders and the Court for their respective approvals. The Boards of Directors also considered various factors including challenges in servicing and repaying the existing debt and the necessity to rationalize the capital structure to be able to raise additional funds to maintain its business. Further, the Boards took note of the fact that they have received the Support Agreements from Noteholders holding approximately 65% of the Total Existing Note Value. The Boards of Directors unanimously recommend that the Securityholders vote in favour of the Amendment Resolution, the Shareholders’ Recapitalization Resolution, the Shareholders’ Rights Plan Resolution, the Noteholders’ Arrangement Resolution and the Noteholders’ Rights Plan Resolution at the Meetings.

See “Description of the Recapitalization — Recommendation of the Board of Directors”.

INCOME TAX CONSIDERATIONS

Canadian Income Tax Considerations

For a detailed description of the Canadian income tax consequences resulting from the Recapitalization, please refer to “Income Tax Considerations — Certain Canadian Federal Income Tax Considerations”.

United States Income Tax Considerations

For a detailed description of the United States federal income tax consequences resulting from the Recapitalization, please refer to “Income Tax Considerations — Certain United States Federal Income Tax Considerations”.

RISK FACTORS

Securityholders should carefully consider the risk factors concerning implementation and non-implementation, respectively, of the Recapitalization and the business of Tembec described under “Risk Factors”.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below. Words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders.

“1933 Act” means the United States Securities Act of 1933, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“Additional Backstop” means the backstop commitment to the New Loan provided by the Additional Backstop Parties for the Additional Backstop Amount.

“Additional Backstop Amount” means the amount of the New Loan agreed to be provided by the Additional Backstop Parties, up to a maximum aggregate amount of US$201,500,000.

“Additional Backstop Parties” means those Noteholders (or their affiliates) (a) who are designated by Tembec no later than January 31, 2008, (b) who enter into support agreements with Tembec substantially similar to the Support Agreements executed by each Noteholder Committee Member and (c) who enter into backstop agreements with the Company, Tembec Industries and TEI substantially similar to the backstop agreements entered into by the Initial Backstop Parties.

“Alternative Recapitalization” means an alternative transaction structure, including, without limitation, a plan of compromise and arrangement under the Companies’ Creditors Arrangement Act instead of or in conjunction with the Recapitalization, which alternative transaction provides for substantially the same treatment to all affected parties and the financial implications for the Noteholders are the same.

“Amendment By-Law” means By-Law No. 2008-A of the Company relating to the amendment to the articles of the Company to, among other things, add a redemption feature to the Existing Common Shares granting the Company the option to redeem each Existing Common Share by delivering 0.058400 of a New Common Share and 0.129778 of a Warrant, and permitting the Company to redeem its Existing Preferred Shares for nominal consideration, the full text of which is set out in Appendix “B” to this Circular.

“Amendment Resolution” means the special resolution of the Existing Common Shareholders to confirm the Amendment By-Law, the full text of which is set out in Appendix “B” to this Circular.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order.

“Arrangement Agreement” means the arrangement agreement dated January 25, 2008 between the Company, Tembec Industries, New Tembec and TEI, as amended or restated from time to time.

“Backstop Parties” means, collectively, the Initial Backstop Parties and the Additional Backstop Parties.

“BMO Capital Markets” means BMO Nesbitt Burns Inc.

“Board of Directors” or “Board” means the board of directors of the Company prior to the Effective Time and the board of directors of New Tembec after the Effective Time.

“Business Day” means any day other than a Saturday or a Sunday on which commercial banks are generally open for business in Montréal, Québec, Toronto, Ontario and New York, New York.

“Canadian GAAP” means Canadian generally accepted accounting principles.

“Canadian Tax Act” means the Income Tax Act (Canada) as now in effect and as it may be amended from time to time.

“CBCA” means the Canada Business Corporations Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date.

“Cdn.$” or “$” means Canadian dollars.

“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof.

“Certificate” means the certificate of arrangement to be issued by the Director giving effect to the Arrangement.

“Circular” means the Notices of Meeting and this management proxy circular, together with all appendices hereto.

“CIT Facility” means the financing provided by CIT Business Credit Canada Inc. pursuant to an amended and restated financing agreement between Tembec Industries, TEI and CIT Business Credit Canada Inc. and others dated May 30, 2007, as the same is amended or restated from time to time.

“Code” means the United States Internal Revenue Code of 1986, as now in effect and as it may be amended from time to time prior to the Effective Date.

“Combined Rights Plan Resolution” means the combined resolution resulting from the Shareholders’ Rights Plan Resolution and the Noteholders’ Rights Plan Resolution on a pro forma basis, as described under “Information Concerning the Meetings — Quorum and Voting Requirements — Combined Rights Plan Resolution”.

“Committee Advisors” means the legal and financial advisors to the Noteholder Committee.

“Company” means Tembec Inc. (the name of which is expected to be changed to Tembec Holdings Inc. on the Effective Date).

“Consenting Noteholders” means those Noteholders who have executed Support Agreements.

“Court” means the Ontario Superior Court of Justice.

“Definitive New Loan Documentation” means the definitive documentation relating to the New Loan in a form satisfactory to Tembec Industries and JPMorgan, acting reasonably.

“Depositary Agent” means Computershare Investor Services Inc.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“DTC” means The Depository Trust Company, or any successor thereof.

“Effective Date” means the date shown on the Certificate.

“Effective Time” means such time on the Effective Date as may be specified in writing by New Tembec prior to the Effective Date.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“Existing 2009 Senior Notes” means the 8.625% senior unsecured notes of Tembec Industries due June 30, 2009.

“Existing 2011 Senior Notes” means the 8.50% senior unsecured notes of Tembec Industries due February 1, 2011.

“Existing 2012 Senior Notes” means the 7.75% senior unsecured notes of Tembec Industries due March 15, 2012.

“Existing Common Shareholders” means the holders of Existing Common Shares.

“Existing Common Shares” means the existing common shares of the Company

“Existing Notes” means, collectively, the Existing 2009 Senior Notes, the Existing 2011 Senior Notes and the Existing 2012 Senior Notes.

“Existing Preferred Shares” means the Series 2 and Series 4 Class B preferred shares of the Company, all of which are owned by IQ and SGF.

“Fairness Opinion” means the fairness opinion dated December 18, 2007 provided by BMO Capital Markets as set forth in Appendix “E”.

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as granted or affirmed.

“Georgeson” means Georgeson Shareholder Communications Canada Inc., the information agent for the Meetings.

“Governmental Authority” means (a) any multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the foregoing, or (c) any quasigovernmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Identified Events of Default” means events of default (as defined in the Indentures), if any, that arise as a result of the Recapitalization and the transactions contemplated thereby, the commencement or prosecution of the Arrangement proceedings or any failure to pay interest on the Existing Notes during the course of such Arrangement proceedings prior to the Effective Date.

“Indenture Trustees” means the indenture trustees named in the Indentures.

“Indentures” means, collectively, the trust indentures under which the Existing Notes were issued by Tembec Industries, as amended, modified or supplemented from time to time.

“Initial Backstop” means the backstop commitment to the New Loan provided by the Initial Backstop Parties for the New Loan Amount.

“Initial Backstop Amount” means US$300,000,000 minus the Additional Backstop Amount.

“Initial Backstop Parties” means JPM SI and those Noteholders (or their affiliates) who have executed backstop participation agreements with JPM NA.

“Interim Order” means the interim order of the Court dated January 24, 2008 pursuant to Section 192 of the CBCA, as the same may be amended.

“IQ” means Investissement Québec.

“IQ Note” means the promissory note issued by the Company to IQ in the outstanding amount of approximately $20 million.

“JPM Commitment Date” means December 18, 2007.

“JPM NA” means JPMorgan Chase Bank, N.A.

“JPM SI” means JPMorgan Securities Inc.

“JPMorgan” means, collectively, JPM NA and JPM SI.

“JPMorgan Backstop” means the backstop loan commitment agreements entered into by JPM NA (in the amount of US$264,500,000) and JPM SI (in the amount of US$35,500,000) with the Company, Tembec Industries and TEI dated as of December 18, 2007 pursuant to which JPMorgan agreed to advance the entire amount of the New Loan, subject to certain conditions.

“Laws” means all statutes, codes, regulations, statutory rules, orders, decrees, published policies, published guidelines and terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority (including the TSX), and the term “applicable” with respect to such Laws, and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities (all references herein to a specific statute being deemed to include all applicable rules, regulations, rulings, orders and forms made of promulgated under such statute and the published policies and published guidelines of the Governmental Authorities administering such statute).

“Meeting Date” means February 22, 2008 subject to any postponement or, in the case of the Noteholders’ Meeting, further order of the Court.

“Meetings” means, collectively, the Shareholders’ Meeting and the Noteholders’ Meeting.

“New Common Shares” means common shares in the capital of New Tembec to be created and issued in connection with the Recapitalization.

“New Lenders” means those Qualifying Noteholders who, directly or through an affiliate, participate as lenders of the New Loan, including, for greater certainty, in their capacity as Backstop Parties in the event of any Participation Shortfall to be funded by the Backstop Parties, and JPM NA in the event of certain defaults by other Backstop Parties.

“New Loan” means the new term loan to Tembec Industries in the amount of US$300,000,000 to be advanced by certain Qualifying Noteholders and the Backstop Parties or JPMorgan, as applicable, in connection with the Recapitalization.

“New Loan Amount” means the amount of the New Loan that will be borrowed by Tembec Industries on the Effective Date, which amount shall be US$300,000,000.

“New Preferred Shares” means the new preferred shares in the capital of New Tembec to be created in connection with the Recapitalization.

“New Tembec” means Tembec Arrangement Inc., a corporation incorporated under the CBCA, the name of which is expected to be changed to Tembec Inc. (or such other name which is acceptable to the Director) on the Effective Date.

“Noteholder Committee” means the ad hoc committee of Noteholders, members of which have signed Support Agreements.

“Noteholder Committee Member” means a Noteholder that is a member of the Noteholder Committee.

“Noteholders” means holders of the Existing Notes.

“Noteholders’ Arrangement Resolution” means the resolution of the Noteholders to approve the Arrangement, to be passed by the requisite amount of affirmative votes of the Noteholders, the full text of which is set out as Appendix “A” to this Circular.

“Noteholders’ Rights Plan Resolution” means the resolution of the Noteholders approving the adoption of the Rights Plan pursuant to the Plan of Arrangement, the full text of which is set forth in Appendix “A” to this Circular.

“Noteholders’ Meeting” means the meeting of Noteholders to be held on February 22, 2008 to consider the matters set out in the Noteholders’ Notice.

“Noteholders’ Notice” means the notice of the Noteholders’ Meeting.

“Noteholder’s Pro Rata Share” means, with respect to each holder of Existing Notes, the principal amount of the Existing Notes owned by such holder on the Record Date divided by the Total Existing Note Value.

“Note Trustee” means the trustee under the Indentures, currently being HSBC Bank USA, National Association.

“Notices of Meeting” means, collectively, the Noteholders’ Notice and the Shareholders’ Notice.

“Options” means all options to purchase any of the Existing Common Shares issued by the Company and outstanding immediately prior to the Effective Time including, without limitation, options granted under the Company’s former Long-Term Incentive Plan.

“Order” means any order of the Court in these proceedings including, without limitation, the Interim Order and the Final Order.

“Participated Amount” means the amount of the New Loan which New Lenders agree to provide (prior to the JPMorgan Backstop, the Initial Backstop and the Additional Backstop).

“Participation Shortfall” means the difference between the New Loan Amount and the Participated Amount.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Appendix “D” to this Circular and any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order.

“QCA” means the Companies Act (Québec) as now in effect and as it may be amended from time to time.

“Qualifying Noteholder” means a Noteholder as of the Record Date that (a) in the case of a Noteholder resident in the United States, is a “qualified institutional buyer” within the meaning of Rule 144A under the 1933 Act or, (b) in the case of a Noteholder resident in a province or territory of Canada, would otherwise qualify as an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions (the “National Instrument”), or (c) in the case of a Noteholder resident outside of Canada or the United States, would otherwise qualify as an “accredited investor” as such term is defined in the National Instrument as if such Noteholder was resident in Canada and can demonstrate to Tembec that it is qualified to participate in the New Loan in accordance with the laws of its jurisdiction of residence.

“Recapitalization” means the transactions contemplated by this Circular, including the Amendment Resolution and the Plan of Arrangement.

“Recapitalization Resolutions” means the Noteholders’ Arrangement Resolution, the Amendment Resolution, the Shareholders’ Recapitalization Resolution and the Combined Rights Plan Resolution.

“Record Date” means January 21, 2008.

“Registered Noteholder” means a Noteholder as shown on the register maintained by or on behalf of Tembec Industries for the Existing Notes.

“Registered Shareholder” means an Existing Common Shareholder as shown in the register maintained by or on behalf of the Company for the Existing Common Shares.

“Rights Plan” means the proposed shareholder rights plan for New Tembec to be adopted as part of the Plan of Arrangement, as of the Effective Time.

“Securityholders” means the Noteholders and Existing Common Shareholders.

“Senior Bank Facility” means the CIT Facility or a credit facility on substantially the same terms as the CIT Facility, including a first lien on Tembec’s working capital assets, a second lien on Tembec’s fixed assets (if agreed to by Tembec and the lender) and any other reasonable modifications requested by CIT or the replacement lender, as the case may be, and consented to by JPMorgan, acting reasonably.

“SGF” means Société générale de financement du Québec.

“Shareholders’ Meeting” means the meeting of Existing Common Shareholders to be held on February 22, 2008 to consider the matters set out in the Shareholders’ Notice.

“Shareholders’ Notice” means the notice of the Shareholders’ Meeting.

“Shareholders’ Recapitalization Resolution” means the resolution of the Existing Common Shareholders approving the issuance of 95,000,000 New Common Shares and the adoption of the Rights Plan pursuant to the Plan of Arrangement, the full text of which is set forth in Appendix “B” to this Circular.

“Shareholders’ Rights Plan Resolution” means the resolution of the Existing Common Shareholders approving the adoption of the Rights Plan pursuant to the Plan of Arrangement, the full text of which is set forth in Appendix “B” to this Circular.

“Standby Backstop” means the backstop commitment to fund the New Loan provided by the Initial Backstop Parties in the amount of US$300,000,000 minus the Initial Backstop Amount (which difference is equal to the Additional Backstop Amount).

“Support Agreements” means the support agreements between the Company, Tembec Industries, TEI and the Consenting Noteholders pursuant to which such Noteholders agreed to support and vote in favour of the Recapitalization.

“Tax Proposals” means specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof.

“TEI” means Tembec Enterprises Inc.

“Tembec” means Tembec Inc. and all of its subsidiaries, and, following the Effective Time, New Tembec and all of its subsidiaries.

“Tembec Industries” means Tembec Industries Inc.

“Termination Fee” means the sum of US$8,500,000 plus all reasonable legal fees and related expenses incurred by JPMorgan, allocated (a) US$3,500,000 to the Initial Backstop Parties and (b) US$5,000,000 to the Backstop Parties pro rata based on the Initial Backstop Amount and the Additional Backstop Amount.

“Total Existing Note Value” means US$1.2 billion principal amount.

“Transfer Agent” means Computershare Investor Services Inc., registrar and transfer agent of the Existing Common Shares and the New Common Shares.

“TSX” means the Toronto Stock Exchange.

“U.S. GAAP” means United States generally accepted accounting principles.

“US$” or “U.S. dollars” means United States dollars.

“Warrants” means the warrants to receive New Common Shares to be issued by New Tembec to the Existing Common Shareholders pursuant to the Warrant Indenture and the Amendment Resolution on the Effective Date.

“Warrant Indenture” means the warrant indenture between New Tembec and Computershare Trust Company of Canada to be dated the Effective Date providing for the issuance of the Warrants.

INFORMATION CONCERNING THE MEETINGS

General

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company and Tembec Industries and their respective boards of directors. No person has been authorized to give any information or to make any representations in connection with the Recapitalization other than those contained in this Circular and, if given or made, any such other information or representation should be considered as not having been authorized.

Meetings

The Noteholders’ Meeting will be held at Le Centre Sheraton (Ballroom Centre), 1201 René-Lévesque Blvd. West, Montréal, Québec, at 10:00 a.m. (Montréal time) on February 22, 2008 as set forth in the Noteholders’ Notice. The Shareholders’ Meeting will be held at Le Centre Sheraton (Ballroom Centre), 1201 René-Lévesque Blvd. West, Montréal, Québec at 11:30 a.m. (Montréal time) on February 22, 2008, as set forth in the Shareholders’ Notice.

Solicitation of Proxies

The management and boards of directors of the Company and Tembec Industries are soliciting proxies for use at the Meetings and have designated the individuals named on the enclosed forms of proxy as persons whom Securityholders may appoint as their proxyholders. If a Securityholder wishes to appoint an individual not named on the enclosed form of proxy to represent him or her at a Meeting such Securityholder is entitled to attend, the Securityholder may do so either (i) by crossing out the names on the enclosed form of proxy and inserting the name of that other individual in the blank space provided on the enclosed form of proxy or (ii) by completing another valid form of proxy. A proxyholder need not be a Securityholder. If the Securityholder is a corporation, its proxy must be executed by a duly authorized officer or properly appointed attorney.

Tembec is paying for this solicitation, which is being made by mail, with possible supplemental telephone or other personal solicitations by employees or agents of Tembec. In addition, Tembec has retained Georgeson to act as information agent for the Meetings for a fee of $75,000.

Tembec has requested brokers and nominees who hold Existing Common Shares or Existing Notes in their names to furnish the Circular and accompanying materials to the beneficial holders of the Existing Common Shares and Existing Notes and to request authority to deliver a proxy.

In order to be effective, Noteholder proxies must be received by Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 prior to 5:00 p.m. (Toronto time) on February 20, 2008 or in the event that the Noteholders’ Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the Business Day prior to the date fixed for the adjourned or postponed Noteholders’ Meeting.

In order to be effective, Existing Common Shareholder proxies must be received by Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 prior to 5:00 p.m. (Toronto time) on February 20, 2008 or, in the event that the Shareholders’ Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the Business Day prior to the day fixed for the adjourned or postponed Shareholders’ Meeting.

Entitlement to Vote and Attend

Those persons who are Registered Noteholders on the Record Date are entitled to attend and vote at the Noteholders’ Meeting. Noteholders will be entitled to one vote for each US$1 principal amount plus accrued and unpaid interest as of December 30, 2007.

Those persons who are Registered Shareholders on the Record Date are entitled to attend and vote at the Shareholders’ Meeting. Shareholders will be entitled to one vote for each Existing Common Share held.

Revocation of Proxies

Any Securityholder giving a proxy has the right to revoke it at any time before it is acted upon (a) by depositing an instrument in writing executed by such Securityholder or by an attorney authorized in writing, or, if the Securityholder is a corporation, by a duly authorized officer or attorney thereof, (i) at Tembec’s principal executive office located at Suite 1050, 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1X9, at any time up to and including the last Business Day preceding the applicable Meeting, or (ii) with the Secretary of the applicable Meeting on the day of such Meeting; or (b) in any other manner permitted by Law.

Voting of Proxies

On any matter, the individuals named as proxyholders in the enclosed forms of proxy will vote the securities represented by a proxy in accordance with the instructions of the Securityholder who appointed them. If there are no instructions or the instructions are not certain on any poll, the individuals named as proxyholders will vote the Existing Common Shares or Existing Notes, as applicable, IN FAVOUR of each resolution. The enclosed forms of proxy, when properly completed and signed, confer discretionary authority on the appointed individuals to vote as they see fit on any amendment or variation to any of the matters identified in the Notices of Meeting and on any other matter that may properly be brought before the relevant Meetings. At the date hereof, neither the boards of directors, nor the management of the Company and Tembec Industries is aware of any variation, amendment or other matter to be presented for a vote at either Meeting.

Non-Registered Holders

Only registered holders of Existing Common Shares and Existing Notes, or the persons they appoint as their proxies, are permitted to attend and vote at the Noteholders’ Meeting and Shareholders’ Meeting, respectively. However, in many cases, Existing Common Shares and Existing Notes beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

•

in the name of an intermediary that the Non-Registered Holder deals with in respect of the Existing Common Shares or Existing Notes, as applicable. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository such as DTC or CDS.

In accordance with Canadian securities law, the Company and Tembec Industries have distributed copies of the notice of meeting, this management proxy circular and the forms of proxy (collectively, the “Meeting Materials”) to DTC, CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company to forward the Meeting Materials to Non-Registered Holders.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Existing Common Shares or Existing Notes they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided for purposes of attending and voting at the meeting in person and a form of proxy, giving the right to attend and vote, will be forwarded to the Non-Registered Holder.

or

B.

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Existing Common Shares or Existing Notes beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Transfer Agent in accordance with the directions on the proxy. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their broker or intermediaries promptly if they need assistance.

Quorum and Voting Requirements

Noteholders’ Meeting

As at December 30, 2007, the aggregate principal amounts and accrued interest of Existing Notes outstanding were as follows:

Outstanding Principal Amount
Existing Notes	and Accrued Interest

Existing 2009 Senior Notes	$350,000,000
Existing 2011 Senior Notes	$517,590,278
Existing 2012 Senior Notes	$357,911,458

Subject to any further order of the Court, pursuant to the Interim Order, each Existing Note carries one vote for each US$1 principal amount plus accrued and unpaid interest as of December 30, 2007.

Subject to any further order of the Court, pursuant to the Interim Order, the presence, in person or by proxy of two or more persons entitled to vote at the Noteholders’ Meeting, is necessary for a quorum at the Noteholders’ Meeting.

Subject to any further order of the Court, the Noteholders’ Arrangement Resolution must be approved by the affirmative vote of not less than 66 2/3% of the votes cast by Noteholders present in person or by proxy at the Noteholders’ Meeting and entitled to vote on the Noteholders’ Arrangement Resolution. See “Expressions of Support”.

Shareholders’ Meeting

On January 4, 2008, 85,616,232 Existing Common Shares of the Company were outstanding, each carrying the right to one vote.

The constating articles of the Company provide for two classes of restricted shares: Class B preferred shares (referred to in this Circular as Existing Preferred Shares) and Class C shares.

The Existing Preferred Shares, of which there is an unlimited amount authorized, are issuable in series. There are currently two series authorized, namely Series 2 shares and Series 4 shares, both of which are non-voting and participate in priority to the Existing Common Shares and Class C shares in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets. There are 16,627,500 Class B Series 2 shares outstanding and 9,103,710 Class B Series 4 shares outstanding.

250,000 Class C shares, which can only be issued to employees and are non-voting, are authorized. They are entitled to dividends pari passu with the Existing Common Shares and after dividends on Existing Preferred Shares and may participate in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets, subject to the preference rights of Class B shareholders. There are no Class C shares outstanding. The holders of Existing Preferred Shares and Class C shares have no right to participate if a take over bid is made for Existing Common Shares of the Company.

To the knowledge of the Directors and Executive Officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs 10% or more of the voting rights attached to all Existing Common Shares of the Company, with the exception of Emanuele (Lino) Saputo, who, together with entities controlled by him (including Jolina Capital Inc.) and related persons for whom he holds powers of attorney, beneficially owns or controls 16,569,960 Existing Common Shares representing approximately 19.35% of the Company’s outstanding Existing Common Shares, based on public filings.

Pursuant to the Company’s by-laws, the quorum for the Shareholders’ Meeting is the presence of two or more persons present in person, each being a shareholder entitled to vote or a duly appointed proxyholder, and collectively holding or representing not less than 20% of the total number of outstanding shares of the Company having voting rights at such meeting.

Pursuant to the QCA, the Amendment Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Existing Common Shareholders present in person or voting by proxy at the Shareholders’ Meeting and entitled to vote on each resolution. The vote required to pass the Shareholders’ Recapitalization Resolution is the affirmative vote of more than 50% of the votes cast by Shareholders present in person or by proxy at the Shareholders’ Meeting and entitled to vote on the resolution. Approval of the Shareholders’ Recapitalization Resolution is not required by the CBCA or the QCA, but the TSX has requested that the Existing Common Shareholders approve the issuance of the 95 million New Common Shares to Noteholders and the Backstop Parties as contemplated by the Arrangement. The failure of the Existing Common Shareholders to approve the Shareholders’ Recapitalization Resolution will not be an exception to Tembec’s obligation to pay the Termination Fee if the Recapitalization does not proceed (see “New Loan Backstop Provisions — Backstop Termination Fee”).

Combined Rights Plan Resolution

The TSX requires that the Shareholders’ Rights Plan Resolution and the Noteholders’ Rights Plan Resolution be approved by a majority of the holders of New Common Shares on a pro forma basis giving effect to the Recapitalization (i.e. assuming the Recapitalization had been approved and 5 million New Common Shares had been issued to the Existing Common Shareholders and 95 million New Common Shares had been issued to the Noteholders). Accordingly, the percentage of votes for and against the Shareholders’ Rights Plan Resolution will be multiplied by 5 million, and the percentage of votes for and against the Noteholders’ Rights Plan Resolution will be multiplied by 95 million to result in an aggregate total percentage of votes for and against the Combined Rights Plan Resolution that reflects the shareholdings of New Tembec following the Recapitalization. The Combined Rights Plan Resolution will be deemed to have been approved if the aggregate votes in favour exceed 50% of the total number of New Common Shares on a pro forma basis. If the Combined Rights Plan Resolution is not so approved, the Rights Plan will be deemed to not form part of the Plan of Arrangement.

Interest of Management and Others

Management is unaware of any material interest of any director or officer of Tembec, any associate or affiliate of any such individual, or of Tembec in any transaction since the beginning of the last completed financial year of Tembec or in any proposed transaction or in connection with the Recapitalization that has materially affected or will materially affect Tembec or any of its affiliates. Except as otherwise described in this Circular, there are no agreements or arrangements between Tembec and any director, officer or employee of Tembec and its subsidiaries in respect of the Recapitalization.

BACKGROUND TO THE RECAPITALIZATION

For the last several years, Tembec has faced a significant deterioration in business conditions in two of its three primary business segments.

Tembec’s Forest Products segment has faced a number of challenges. The managed trade arrangement between Canada and the U.S. reduced the export duty deposits imposed since May 2002 upon the Company’s lumber exports and provided a substantial cash refund in October 2006 but this improvement in terms of trade and liquidity has been more than offset by:

•	The appreciation of the Canadian dollar relative to the U.S. dollar which has significantly affected Tembec’s profitability;

•

The slowdown in housing construction in the U.S. which began during 2006 and carried over into 2007. The issue was initially caused by overbuilding of new homes in the U.S. and resulted in a build-up of inventory of new unsold homes, which increased further as demand weakened and sales decreased throughout the year. The sub-prime mortgage crisis in the U.S. has exacerbated this oversupply as foreclosures and distressed sales have brought additional homes onto the market with the expectation that there are more to follow. The resulting new housing market dynamics have led to a significant decline in demand and prices for lumber and other wood products; and

•	On-going accelerated harvesting of British Columbia timberlands affected by mountain pine beetle infestation further contributed to excess lumber supply conditions and falling product prices.

In the Company’s Paper segment, demand for most paper grades was flat to declining in 2007. Newsprint experienced the most significant decline, with demand in North America falling by over 10% from the previous year. This rapid decline in demand has, in turn, led to rapid and significant declines in newsprint pricing throughout 2007. Coupled with the appreciation of the Canadian dollar, this resulted in significant weakness in Canadian dollar pricing and segment margins.

In light of all these factors, Tembec focused its efforts on its previously announced recovery plan. The Company made significant progress by rationalizing capacity, reducing shifts and selling non-core assets. However, faced with deteriorating business conditions and a highly leveraged balance sheet, Tembec was forced to consider a broad range of strategic alternatives to address its capital structure and enhance liquidity.

In August of 2007, Tembec announced that it was exploring strategic alternatives to improve its capital structure and enhance liquidity. The review of strategic alternatives was undertaken by Tembec’s management and was overseen by the Special Committee for Strategic Purposes and the Board of Directors. BMO Capital Markets provided financial advice to Tembec. Strategic alternatives considered included non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The Company remained focused on improving its operations in the context of a relatively difficult environment for forest products, while retaining a collaborative relationship with its customers, suppliers, and employees. The Recapitalization transaction evolved from discussions with a variety of stakeholders as a means by which the Company could normalize its capital structure and enhance liquidity in a consensual process that was fair and reasonable to all stakeholders.

The Recapitalization would accomplish a significant de-levering of Tembec’s balance sheet. Tembec’s net debt would be reduced from $1.4 billion, as at September 29, 2007, to approximately $240 million significantly reducing debt service obligations. Under this proposal, the annual interest costs would be reduced by approximately $67 million. The Recapitalization provides the Company with substantial new liquidity in the form of a new US$300 million term loan. The debt reduction would improve Tembec’s ability to access the capital markets in the future as well as to attract and retain employees, customers and suppliers. The successful implementation of the Recapitalization is expected to be a significant positive step in assisting Tembec to execute its business plan.

In response to a press release issued by Jolina Capital Inc. (“Jolina”) on January 23, 2008, on January 24, 2008 the Company issued a press release confirming that it had received an unsolicited non-binding proposal from Jolina on a confidential basis concerning a potential alternative recapitalization transaction (the “Jolina Proposal”). At the request of Jolina, Jolina and its advisors made a presentation to Tembec’s Board of Directors and its legal and financial advisors describing the principal terms of the Jolina Proposal. After due consideration of the Jolina Proposal and after consultation with its legal and financial advisors, the Board of Tembec unanimously concluded that the Jolina Proposal could not reasonably be expected to result in a transaction more favourable to Tembec and its stakeholders (including the noteholders of Tembec Industries Inc.) than the proposed Recapitalization described in this Circular. After making this determination, Tembec invited Jolina and its advisors on a number occasions to meet with representatives of Tembec and the legal and financial advisors of Consenting Noteholders whose support would be required for the Jolina Proposal to proceed. Jolina and its advisors declined to participate in such a meeting. The Company invited Jolina to make the details of its proposal available to Tembec’s stakeholders through a public announcement.

IMPACT OF THE RECAPITALIZATION

The Recapitalization is expected to substantially improve the capital structure of the Company by reducing the amount of outstanding net debt by approximately US$1.2 billion on a consolidated basis and providing US$300 million of additional liquidity through the New Loan. With a normalized capital structure, Tembec will benefit from a reduction in the annual interest cost of approximately $67 million. Management of the Company believes that the Recapitalization will enable Tembec to continue to pursue its business plan.

The following table shows the effect of the Recapitalization on the Company’s consolidated capital structure:

	September 29,	Pro Forma(1)(2)
	2007	After Recapitalization
	($ in millions, except ratios and percentages)

Long-term debt, including current portion	1,340	435
Shareholders’ equity	566	570

Total capitalization	1,906	1,005

Ratios
Debt/Equity	2.4	0.8
Debt as a percentage of total capitalization	70%	43%

Notes:

(1)	See “Pro Forma Consolidated Financial Information — Pro Forma Consolidated Balance Sheet”.

(2)	The above amounts, where applicable, have been translated from U.S. dollars to Canadian dollars at the September 28, 2007 closing rate of $0.9948 per US$1.00.

SUPPORT AGREEMENTS

Noteholders holding approximately 65% of the Total Existing Note Value have signed Support Agreements agreeing to support the Recapitalization and vote in favour of the Recapitalization at the Noteholders’ Meeting. Tembec intends to continue to solicit support for the Recapitalization.

Each Consenting Noteholder has entered into Support Agreement pursuant to which, among other things, each such Consenting Noteholder committed that:

•

Such Consenting Noteholder will not solicit or enter into transactions with respect to the refinancing, recapitalization and/or restructuring of Tembec other than the Recapitalization and the New Loan;

•

Such Consenting Noteholder will support the Recapitalization by, among other things: (a) voting in favour of the Plan of Arrangement; (b) abstaining from any act that would frustrate or hinder consummation of the Recapitalization or the Plan of Arrangement, including, without limitation, abstaining from taking any action to enforce a remedy in respect of any Identified Events of Default; and (c) consenting to any reasonable requests by Tembec for a temporary waiver of any Identified Events of Default; and

•

In the event that Tembec determines in its good faith judgment that it is desirable to proceed with an Alternative Recapitalization, such Consenting Noteholder will support such Alternative Recapitalization in the same manner and to the same extent that it has agreed to support the Recapitalization and the Plan of Arrangement.

The Support Agreements provide that Tembec shall pursue and support the Recapitalization in good faith and shall not solicit any proposed recapitalization proposal other than the Recapitalization, provided that this shall not prevent Tembec from receiving any such proposal from a third party and negotiating such proposal with a third party if Tembec, on advice of its financial advisors and outside legal counsel, believes such proposal could reasonably be expected to result in a transaction more favourable to Tembec and its stakeholders (including the Noteholders) than the Recapitalization (an “Alternative Transaction”). If the Board determines in good faith (after consultation with its financial advisors and its outside legal counsel) that it can no longer support or recommend the Recapitalization and either the Company or Tembec Industries enters into a written agreement with respect to an Alternative Transaction, Tembec shall promptly provide notice of same to the Consenting Noteholders and the Support Agreement shall be terminated.

The Support Agreements and the obligations of Tembec and the Consenting Noteholders set out in the Support Agreements shall terminate upon the earliest to occur of:

•

the failure to file the Plan of Arrangement with the Court on or before February 29, 2008, unless Tembec is pursuing an Alternative Recapitalization, in which case, the failure to initiate the Alternative Recapitalization on or before April 30, 2008;

•	the implementation of the Plan of Arrangement or the Alternative Recapitalization, as the case may be;

•

the date either of the Company or Tembec Industries enters into a written agreement with respect to an Alternative Transaction (which, for greater certainty, excludes any transaction that is an Alternative Recapitalization);

•	the breach by Tembec of any material representation, warranty, covenant or other material obligation provided for in the Support Agreement; and

•	June 30, 2008.

No termination fee is payable under the Support Agreements but, notwithstanding any termination of a Support Agreement, Tembec shall be responsible to pay the Termination Fee in the circumstances set out under “New Loan Backstop Provisions — Backstop Termination Fee”, including any portion thereof payable to the Consenting Noteholders in their capacity as Backstop Parties.

In the Support Agreements, the Consenting Noteholders agreed that at the Effective Time, the Company, the Indenture Trustees and their respective subsidiaries and affiliates and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents (collectively, the “Company Released Parties”) will be released and discharged (by way of a separate release to be executed by Consenting Noteholders, a Court order, a combination of the foregoing or otherwise) from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the date of implementation of the Plan of Arrangement relating to, arising out of or in connection with the Notes, the Indentures (including, without limitation, the guarantee obligation of the Company contained therein), the Recapitalization, the New Loan, the Support Agreements, the business and affairs of the Company and its subsidiaries and affiliates and any proceedings commenced with respect to the Plan of Arrangement and the Recapitalization; provided that nothing will release or discharge any of the Company, Tembec Industries, TEI or the Indenture Trustees from or in respect of its obligations to the Consenting Noteholders under the Plan of Arrangement, the Support Agreements or the New Loan and further provided that nothing will release or discharge a Company Released Party if the Company Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct.

In the Support Agreements, the Company, Tembec Industries and TEI, on their own behalf and on behalf of all of their subsidiaries and affiliates, agreed that at the Effective Time, the Consenting Noteholders and the informal committees of Noteholders to which the Consenting Noteholders belong, together with their respective subsidiaries and affiliates and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents (collectively, the “Noteholder Released Parties”) will be released and discharged (by way of a separate release to be executed by the Company, Tembec Industries and TEI, a Court order, a combination of the foregoing or otherwise) from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date relating to, arising out of or in connection with the Notes, the Indentures, the Recapitalization, the Support Agreements, the New Loan and any proceedings commenced with respect to the Plan of Arrangement and the Recapitalization; provided that nothing will release or discharge any of the Noteholder Released Parties from or in respect of its obligations under the Plan of Arrangement, the Support Agreements or the New Loan and further provided that nothing will release or discharge a Noteholder Released Party if the Noteholder Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct.

THE ARRANGEMENT AGREEMENT

The Arrangement Agreement contains covenants by New Tembec, the Company, Tembec Industries and TEI to make application to the Court to effect the Arrangement pursuant to the form of Plan of Arrangement attached as Appendix “D” to this Circular.

DESCRIPTION OF THE RECAPITALIZATION

The following is a summary only of the Recapitalization. This summary is qualified in its entirety by the full text of the Plan of Arrangement. For complete details, reference should be made to the Plan of Arrangement, which is attached as Appendix “D” to this Circular.

The Recapitalization contemplates a series of steps leading to an overall capital reorganization of the Company, New Tembec and Tembec Industries. These include, among other things:

(a)

the amendment of the Company’s existing share capital to add a redemption feature to the Existing Common Shares granting the Company the option to redeem each Existing Common Share by New Tembec issuing 0.058400 of a New Common Share and 0.129778 of a Warrant, and permitting the Company to redeem its Existing Preferred Shares for nominal consideration;

(b)	the redemption of all of the Existing Preferred Shares for $0.0001 per share;

(c)	the issuance of an aggregate of 88,000,000 New Common Shares in full settlement of the Existing Notes and the Indentures, allocated as described below;

(d)	the issuance of an aggregate of 7,000,000 New Common Shares to the Backstop Parties on a pro rata basis;

(e)	the funding of the New Loan;

(f)

the redemption of the Existing Common Shares in consideration for the issuance of 0.058400 of a New Common Share and 0.129778 of a Warrant in exchange for each outstanding Existing Common Share, being an aggregate of 5,000,000 New Common Shares and up to 11,111,111 Warrants; and

(g)	the adoption of the Rights Plan.

Steps (a) and (b) above are conditions of the Arrangement and the remaining steps are accomplished by way of the Plan of Arrangement. The Company and its subsidiaries may also complete a number of transactions among themselves prior to or in conjunction with the Recapitalization to eliminate certain inter-company indebtedness and provide for a tax efficient structure, some of which are described in more detail in the Plan of Arrangement attached as Appendix “D” to this Circular. Following the Effective Date, the Company will be a wholly-owned subsidiary of New Tembec, although the Company may be wound up into New Tembec on or following the Effective Date.

Treatment of Securityholders

General

The securities available to Securityholders under the Recapitalization are proposed to be allocated as follows:

	Amount of		Number of New	Number of
	New Loan		Common Shares	Warrants

All Noteholders		—	45,000,000	—
Noteholders who advance the New Loan(1)	US$	300,000,000	43,000,000	—
Backstop Parties		—	7,000,000	—
Existing Common Shareholders		—	5,000,000	11,111,111

Total	US$	300,000,000	100,000,000	11,111,111

Note:

(1) Including Backstop Parties in the event of a Participation Shortfall.

Noteholders

Under the Plan of Arrangement, the following will occur:

(a)

Tembec Industries will offer the Qualifying Noteholders the opportunity to participate in funding the New Loan. For every US$1,000,000 of principal amount of Existing Notes held by a Qualifying Noteholder, such Noteholder may participate in lending up to US$250,000 of the New Loan; and

(b)	New Tembec will deliver an aggregate of 88,000,000 New Common Shares to Noteholders in full settlement of the Existing Notes and the Indentures allocated as follows:

•	45,000,000 New Common Shares shall be allocated to the Noteholders based on each Noteholder’s Pro Rata Share (37.5 New Common Shares for each US$1,000 of principal amount of Existing Notes); and

•

43,000,000 New Common Shares shall be allocated pro rata to those Qualifying Noteholders who, directly or through an affiliate designated by a Qualifying Noteholder, provide the New Loan based on the aggregate principal amount of the New Loan extended by each such Noteholder, or its affiliate as the case may be. For each US$250,000 of the New Loan advanced, a Qualifying Noteholder will receive approximately 35,833 New Common Shares.

In addition, 7,000,000 New Common Shares will be delivered to those Noteholders who are Backstop Parties.

On the Effective Date, Noteholders will be paid accrued and unpaid interest on the Existing Notes up to and including December 30, 2007. Interest accruing on the Existing Notes after December 30, 2007 will not be paid. Pursuant to the Recapitalization, the Existing Notes and the Indentures shall be irrevocably and finally cancelled.

Existing Common Shareholders

Under the Recapitalization, each Existing Common Share will be redeemed on the Effective Date for:

(a)	0.058400 of a New Common Share (5.84 New Common Shares for each 100 Existing Common Shares); and

(b)	0.129778 of a Warrant (12.9778 Warrants for each 100 Existing Common Shares).

Certain Existing Common Shareholders may desire not to receive Warrants from New Tembec in exchange for their Existing Common Shares. Any Existing Common Shareholder who does not want to receive Warrants upon the redemption of their Existing Common Shares on the Effective Date should contact the Secretary of New Tembec before 5:00 pm on February 21, 2008 to make appropriate arrangements to forgo their entitlement to such Warrants for no additional consideration.

Pursuant to the Recapitalization, the Existing Common Shares (other than the one Existing Common Share to be held by New Tembec) shall be irrevocably and finally redeemed.

IQ and SGF

IQ and SGF currently own all of the Existing Preferred Shares with an aggregate redemption value of approximately $26 million. IQ also holds the IQ Note in the outstanding amount of approximately $20 million. As part of the Recapitalization, the Company agreed in the Support Agreements to: (a) issue an unsecured 6% promissory note in a principal amount of $18,000,000 to IQ and SGF on terms no less favourable to the Company than the IQ Note (provided that interest shall be payable semi-annually on the principal amount of the replacement promissory note at a rate of 6% per annum and the replacement note shall not be convertible into equity) with a maturity date no earlier than September 30, 2012; and (b) enter into arrangements with IQ and SGF providing for the redemption of the Existing Preferred Shares for nominal consideration.

Options

All existing Options will remain outstanding but will be adjusted in accordance with their terms to reflect the capital reorganization of the Company.

Unaffected Obligations

Other than the obligations and indebtedness under the Existing Notes, the Indentures, the IQ Note and the Existing Preferred Shares, the obligations and indebtedness of the Company, Tembec Industries and TEI are not affected by or involved in the Recapitalization or the Plan of Arrangement. Trade debt, obligations to employees generally and under pensions plans will all continue to be paid or satisfied by Tembec in the ordinary course.

Calculations

All cash payment amounts will be calculated to the nearest 1¢ ($0.01). Calculations and determinations made in accordance with the Recapitalization are final and binding.

Fractional Interests

Because fractional New Common Shares and Warrants will not be issued, the Company will instruct the Depositary Agent to aggregate for sale on the market on behalf of the registered holders the fractional New Common Shares and Warrants to which each of the registered Shareholders and Noteholders is entitled to (such holders, “Fractional Holders”). All New Common Shares and Warrants that the Depositary Agent sells as a result of fractions will be pooled and sold as soon as practicable on the TSX. All brokerage commissions and costs associated with such pooling and sale will be paid by the Company. Thereafter, the Depositary Agent will forward to each registered holder whose fractional shares or Warrants have been sold, a cheque in Canadian dollars in an amount equal to such holder pro rata interest in the proceeds of sale of all fractional shares or Warrants sold (net of applicable withholding taxes). In effecting the sale of any New Common Shares or Warrants for Fractional Holders, the Depositary Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the Depositary Agent will be liable for any loss arising out of any sale of such New Common Shares or Warrants relating to the manner or timing of such sales, the prices at which New Common Shares or Warrants are sold or otherwise. The sale price of New Common Shares or Warrants sold on behalf of such persons will fluctuate with the market price of the New Common Shares or Warrants and no assurance can be given that any particular price will be received upon any such sale.

If an Existing Common Shareholder owns less than 18 Existing Common Shares on the Effective Date, such shareholder will not receive one whole New Common Share, but will receive a cash amount for its fractional interest and will receive its appropriate number of Warrants (and cash for any fractional interests in a Warrant). If an Existing Common Shareholder owns less than 8 Existing Common Shares on the Effective Date, such shareholder will not receive one whole New Common Share nor one whole Warrant, but will receive only a cash amount for its fractional interests.

Description of the Share Capital of New Tembec

The authorized share capital of New Tembec following the Recapitalization will consist of the New Common Shares and the New Preferred Shares. The following summary describes the rights, privileges, restrictions and conditions that will attach to the New Common Shares and the New Preferred Shares.

New Common Shares

New Tembec will be authorized to issue an unlimited number of New Common Shares. The holders of New Common Shares are entitled to receive dividends if, as and when declared by the Board, to one vote per share at meetings of shareholders and, upon liquidation, to share equally in the remaining assets of New Tembec.

New Preferred Shares

New Tembec will be authorized to issue an unlimited number of New Preferred Shares, issuable in series. No New Preferred Shares will be issued as at the Effective Date. The New Preferred Shares may from time to time be issued in one or more series, and the Board of Directors of New Tembec may fix the number of shares for, and the designation, rights, privileges, restrictions and conditions attaching to, each series of New Preferred Shares including, without limitation, any voting rights, dividends, terms and conditions of redemption, purchase and conversion or other provisions.

Description of the Warrants

New Tembec shall issue an aggregate of up to 11,111,111 Warrants to the Existing Common Shareholders as additional consideration for the redemption of their Existing Common Shares, which may be exercised without any payment or consideration.

The Warrants shall expire four years after the Effective Date if not previously converted.

The Warrants shall not be exercised except as follows:

(a)	The Warrants shall be deemed to be exercised and shall be automatically converted into an aggregate of up to 11,111,111 New Common Shares:

(i)	when the 20-day volume-weighted average trading price of a single New Common Share reaches or exceeds $12.00; or

(ii)

immediately prior to any transaction that would constitute a change of control of New Tembec (including by way of merger, plan of arrangement or similar transaction) (a “Change of Control”) at a price per New Common Share equal to at least $12.00, as determined by a nationally-recognized investment dealer selected by New Tembec; and

(b)

If there is a Change of Control transaction during the term of the Warrants prior to the price per New Common Share reaching or exceeding $12.00 as provided in paragraph (a)(i) above, the holders of the Warrants will be entitled to participate in such transaction and receive an amount determined by a nationally-recognized investment dealer selected by New Tembec using a valuation model for a security of this nature, assuming (i) 35% volatility, (ii) the effective price being offered for a common share of New Tembec in such transaction, (iii) the remaining term of the Warrants and (iv) a risk-free rate equal to the yield on the Government of Canada 90-day treasury bill.

The Warrants shall carry other terms customary to such warrant offerings, including anti-dilution protection and adjustments for special dividends.

Appointment of Board of Directors of New Tembec

The Board of Directors of New Tembec following the Recapitalization (the “New Board”) shall be comprised of nine directors appointed under the Plan of Arrangement. The Chief Executive Officer of New Tembec shall occupy one position on the New Board. A union representative shall also occupy one position on the New Board.

The selection of the remaining seven directors shall be undertaken by representatives selected by the Noteholder Committee (the “Noteholders’ Representatives”) and representatives selected by the current Board of Tembec Inc. (the “Tembec Representatives”) and shall be completed by February 22, 2008 or such later date as agreed to by the Noteholders’ Representatives and the Tembec Representatives.

If the Noteholders’ Representatives and Tembec Representatives are unable to agree on the selection of the remaining seven directors, the Noteholders’ Representatives shall have selection rights in respect of five directors and the Tembec Representatives shall have selection rights in respect of two directors.

Notwithstanding the foregoing, any single Noteholder holding 20% or more of the Existing Notes shall be entitled to nominate one director to the New Board, provided that the total number of directors nominated by any such Noteholder and the Noteholders’ Representatives shall not exceed five.

The Chair of the New Board shall be selected by mutual agreement of the Noteholders’ Representatives and Tembec Representatives, or, failing such agreement, shall be selected by the New Board.

The names of the directors of New Tembec shall be contained in the Final Order, which will also provide that the first annual meeting of shareholders of New Tembec will be held within six months following the end of its next fiscal year.

Description of Rights Plan

General

The objective of the proposed shareholders’ rights plan for New Tembec (the “Rights Plan”) is to ensure, to the extent possible, that all shareholders will be treated equally and fairly in connection with any take-over offer for New Tembec.

The Rights Plan is designed to prevent the use of coercive and/or abusive takeover techniques and to encourage any potential acquiror to negotiate directly with the Board of Directors for the benefit of all shareholders. In addition, the Rights Plan is intended to provide increased assurance that a potential acquiror would pay an appropriate control premium in connection with any acquisition of New Tembec. Nevertheless, the Rights Plan could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control. The Rights Plan could make it more difficult for a third party to acquire control of New Tembec, even if such change in control would be beneficial to shareholders.

The Rights Plan utilizes the mechanism of Permitted Bid (as hereinafter described) to attempt to ensure that a person seeking to acquire beneficial ownership of 20% or more of the New Common Shares (including New Common Shares received on the Effective Date pursuant to the Recapitalization), gives shareholders and the Board of Directors sufficient time to evaluate the transaction, negotiate with the proposed acquiror, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered.

The purpose of the Rights Plan is to provide the Board of Directors with time to review any unsolicited take-over bid that may be made and to take action, if appropriate, to enhance shareholder value. The Rights Plan attempts to protect shareholders by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions, failing which such bidders are subject to the dilutive features of the Rights Plan. By creating the potential for substantial dilution of a bidder’s position, the Rights Plan encourages an offeror to proceed by way of a Permitted Bid or to approach the Board of Directors with a view to a negotiation.

The Rights Plan will be implemented on the Effective Date if the Combined Rights Plan Resolution is passed at the Meetings. The term of the Rights Plan is until the termination of New Tembec’s 2013 annual shareholders meeting.

The following description of the Rights Plan is qualified in its entirety by the terms of the Shareholder Rights Plan Agreement (the “Rights Agreement”) between New Tembec and Computershare Trust Company of Canada.

Operation of the Rights Plan

Pursuant to the Rights Agreement, one right (the “Right”) will be issued in respect of each New Common Share outstanding as of the Effective Date, immediately following the implementation of the Recapitalization. In addition, one Right will be issued for each additional New Common Share issued thereafter and prior to the earlier of the Separation Time (as defined below) and the time at which the right to exercise Rights terminates under the Rights Agreement. Each Right initially entitles the registered holder thereof to purchase from New Tembec one New Common Share at a price of $100.00, subject to certain anti-dilution adjustments. The Rights are not exercisable until the Separation Time.

Trading and Exercise of Rights

Until the Separation Time, the Rights trade together with the New Common Shares and are represented by the New Common Share certificates or Rights certificates. After the Separation Time, the Rights are exercisable, and are transferable separately from the Shares. “Separation Time” means the close of business on the tenth (10th) trading day after the earlier of (i) the first date of public announcement by New Tembec or an offeror or an Acquiring Person (as defined below) of facts indicating that a person has become an Acquiring Person, (ii) the date of the commencement of, or first public announcement of, the intent of any person to commence a take-over bid (other than a Permitted Bid), and (iii) the date on which a Permitted Bid or Competing Bid (as defined below) ceases to qualify as such, or (iv) such later date as may be determined by the Board of Directors or any committee designated by the Board.

Flip-In Event

The acquisition by a person (an “Acquiring Person”), including others acting jointly or in concert, of beneficial ownership of 20% of the New Common Shares (including New Common Shares received on the Effective Date pursuant to the Recapitalization) other than by way of a Permitted Bid is referred to as a “Flip-In Event”. Any Rights beneficially owned by an Acquiring Person upon the occurrence of any Flip-In Event will be void, as will any Rights beneficially owned by associates, affiliates or persons acting jointly or in concert with an Acquiring Person, and transferees thereof.

After the occurrence of a Flip-In Event, each Right (other than those that are void) will permit the holder to purchase New Common Shares with a total market value of $200.00 on payment of $100.00.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all holders of New Common Shares (other than New Common Shares held by the Offeror (as defined in the Rights Plan)) on the same terms and for the same consideration;

(c)

the take-over bid must contain, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified provisions that (A) no New Common Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and (B) no New Common Shares shall be taken up or paid for pursuant to the take-over bid unless, at the date referred to in (A) above, not less than fifty percent (50%) of the aggregate outstanding New Common Shares held by Independent Shareholders (as defined in the Rights Plan) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(d)

the take-over bid must contain an irrevocable and unqualified provision that New Common Shares may be deposited pursuant to such take-over bid at any time prior to the close of business on the date of first take-up or payment for New Common Shares and that any New Common Shares deposited pursuant to the take-over bid may be withdrawn at any time prior to the close of business on such date; and

(e)

the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which New Common Shares may be taken up or paid for, not less than fifty percent (50%) of the aggregate outstanding New Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn, the Offeror will make a public announcement of that fact and the take-over bid will be extended on the same terms for deposits and tenders of New Common Shares for a period of not less than ten Business Days from the date of such public announcement.

The usual provisions regarding “permitted lock-up agreements” are included in the Rights Plan.

The Rights Plan allows a competing Permitted Bid (a “Competing Bid”) to be made while a Permitted Bid is in existence. A Competing Bid must satisfy all the requirements of a Permitted Bid.

Waiver and Redemption

The Board of Directors may, at any time prior to a Flip-In Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-In Event in respect of a take-over bid to all holders of New Common Shares. At any time prior to the occurrence of a Flip-In Event, the Board of Directors may redeem all, but not less than all, of the then outstanding Rights at a price of $0.00001 each.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court. Prior to the mailing of this Circular, New Tembec, Tembec Industries and TEI obtained the Interim Order providing for the calling and holding of the Noteholder Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix “C”. The Notice of Application applying for the Final Order also appears in Appendix “C” and forms part of this Circular.

Tembec has advised the Court that securities issued pursuant to the Plan of Arrangement will be issued in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereunder, upon the Court’s approval of the Arrangement.

Subject to the approval of the Arrangement by the Securityholders, the hearing in respect of the Final Order is scheduled to take place on February 27, 2008 at 10:00 a.m. (Toronto time) at the courthouse at 330 University Avenue, Toronto, Ontario, Canada. Any Securityholder who wishes to appear or be represented and to present evidence or arguments at the hearing must serve and file with the Court a Notice of Appearance as set out in the Notice of Application for the Final Order and serve such Notice of Appearance on the solicitors for New Tembec, Tembec Industries and TEI and satisfy any other requirements of the Court as provided in the Interim Order or otherwise. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the approval of the Noteholders’ Arrangement Resolution at the Noteholders’ Meeting.

The Board has commissioned an opinion from BMO Capital Markets in the form described in paragraph 4.03 of Industry Canada’s Policy Statement 15-1 — Policy Concerning Arrangements under Section 192 of the CBCA dated November 7, 2003 and such opinion is attached as Appendix “F” to this Circular.

The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming the Final Order is granted and the other conditions to closing contained in the Plan of Arrangement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: (a) the various documents necessary to consummate the Recapitalization will be executed and delivered; (b) Articles of Amendment for the Company will be filed under the QCA to give effect to the Amendment Resolution; (c) Articles of Arrangement will be filed with the Director under the CBCA to give effect to the Arrangement; and (d) the transactions provided for in the Plan of Arrangement and the Recapitalization will occur in the order indicated. See “Conditions to the Recapitalization Becoming Effective”.

The Final Order shall provide that the releases described in sections 6.3 and 6.4 of the Plan of Arrangement shall be binding on certain parties as contemplated by the Plan of Arrangement.

Subject to the foregoing, it is expected that the Effective Time will occur as soon as practicable after the requisite approvals have been obtained, which is expected to occur on or about February 29, 2008.

Procedures

Existing Common Shareholders — Registered Shareholders

Enclosed with this Circular for use by Registered Shareholders is a Letter of Transmittal. The Letter of Transmittal, when properly completed and duly executed and returned to the Depositary Agent, together with a certificate or certificates representing Existing Common Shares and all other required documents, will enable each Registered Shareholder to obtain certificates representing the New Common Shares and the Warrants which the Registered Shareholder is entitled to receive under the Recapitalization.

Registered Shareholders who do not forward to the Depositary Agent properly completed Letters of Transmittal (together with a certificate or certificates representing their Existing Common Shares and all other required documents) will not receive the certificates representing New Common Shares and the Warrants which they are otherwise entitled and also will not be recorded on the registers of New Common Shares or Warrants until proper delivery is made.

Where a certificate representing Existing Common Shares has been destroyed, lost or mislaid, the registered holder of that certificate should immediately complete the Letter of Transmittal as fully as possible and deliver it together with a letter describing the loss to the Transfer Agent in accordance with instructions in the Letter of Transmittal.

Existing Common Shareholders — Beneficial Shareholders

Existing Common Shareholders who hold their interests in Existing Common Shares through CDS will receive their New Common Shares and Warrants through the facilities of CDS. Delivery of New Common Shares and Warrants will be made through the facilities of CDS to CDS participants who in turn will deliver the New Common Shares and Warrants to the beneficial holders of such New Common Shares and Warrants pursuant to standing instructions and customary practices.

Noteholders

DTC, as sole registered holder of the Existing Notes on behalf of the Noteholders, will surrender for cancellation certificates representing the Existing Notes to the Note Trustee. Delivery of the 45,000,000 New Common Shares issuable to the Noteholders as consideration for the exchange and cancellation of the Existing Notes will be made through the facilities of DTC to DTC participants who in turn will deliver the New Common Shares to the Noteholders pursuant to standing instructions and customary practices.

New Loan Participation

Enclosed with this Circular for use by Qualifying Noteholders is a New Loan participation and election form (the “New Loan Participation Form”). Each Qualifying Noteholder that desires to participate in the New Loan must properly complete and duly execute the New Loan Participation Form, which form will include (a) a confirmation by the Qualifying Noteholder of its interest in participating in the New Loan up to its maximum pro rata entitlement;

(b) representations and warranties, or other satisfactory evidence as determined by the Company and its representatives in their sole discretion, that the Noteholder meets the requirements of a Qualifying Noteholder for purposes of such participation; and (c) directions as to the registration and delivery of additional New Common Shares to be received by the Noteholder in connection with the New Loan.

Qualifying Noteholders that are interested in participating in the New Loan will be required to: (1) properly complete and duly execute their New Loan Participation Form; (2) co-ordinate with their broker to ensure that the information required to be completed by the broker is properly completed and that the broker signature guarantees the New Loan Participation Form by affixing its brokerage stamp to the New Loan Participation Form endorsed by the prime broker and restricted to the number of Existing Notes held by the Noteholder as of the Record Date; and (3) forward their properly completed, duly executed and medallion/signature guaranteed New Loan Participation Forms to the Depositary Agent in the enclosed envelope on or prior to February 15, 2008 or such later date as Tembec Industries may select (the “New Loan Participation Deadline”). New Loan Participation Forms should be returned to the Depositary Agent at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Corporate Actions.

Qualifying Noteholders intending to participate in the New Loan will not be accepted if the Depositary Agent has not received the New Loan Participation Form, properly completed, duly executed and signature guaranteed, by the New Loan Participation Deadline.

Within two days following the Meeting Date, each Qualifying Noteholder that submitted a New Loan Participation Form will receive a confirmation from Tembec as to: (1) the acceptance of the participation in the New Loan by such Noteholder; (2) the total amount of the New Loan to which the Noteholder has agreed to advance (the “New Loan Participation Amount”); (3) the total number of additional New Common Shares that the Noteholder will be entitled to receive in consideration for its Existing Notes as part of the Recapitalization; and (4) instructions and directions regarding payment of the New Loan Amount. Noteholders will be required to forward, in immediately available funds by wire transfer or certified cheque, an aggregate amount representing the New Loan Participation Amount no later than two Business Days prior to the Effective Date, failing which the participation of the Qualifying Noteholder in the New Loan will be deemed to be null and void.

In the event of a Participation Shortfall, the Initial Backstop Parties and the Additional Backstop Parties shall participate in the funding of the New Loan by funding their pro rata share of the Participation Shortfall based on their respective proportions of the sum of the Initial Backstop Amount and the Additional Backstop Amount.

General

Any use of the mail to transmit a certificate representing Existing Common Shares and a related Letter of Transmittal and/or Existing Notes and a New Loan Participation Form is at the risk of the Securityholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used. If the Recapitalization Resolutions are not adopted at the Meetings, or if the Recapitalization is not otherwise completed, the certificates representing Existing Common Shares and/or Existing Notes, as applicable, received by the Depositary Agent will be returned to the appropriate Securityholders.

Securityholders whose Existing Common Shares or Existing Notes are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in providing details of registration and delivery of their New Common Shares and Warrants.

Strict compliance with the requirements set forth above concerning deposit and delivery of securities and related required documents will be necessary.

Conditions to the Recapitalization Becoming Effective

The following are the conditions to the Recapitalization being effective:

(a)	subject to any further order of the Court, the Plan of Arrangement must be submitted to the Noteholders for their approval and approved in the manner set forth in the Interim Order;

(b)	the Final Order must be obtained in form and substance satisfactory to the Company and JPMorgan, each acting reasonably;

(c)	the Existing Common Shareholders shall have approved the Amendment Resolution and the Shareholders’ Recapitalization Resolution by the requisite voting thresholds at the Shareholders’ Meeting;

(d)	the Existing Common Shareholders and the Noteholders shall have approved the Combined Rights Plan Resolution by the requisite voting thresholds at the Meetings;

(e)	Articles of Amendment of the Company shall have been filed and a Certificate of Amendment issued to give effect to the Amendment Resolution;

(f)	the TSX shall have conditionally approved, as of the Effective Date, the Rights Plan and the listing of the New Common Shares and the Warrants;

(g)

no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of or damages on account of or relating to, the Recapitalization and no cease trading or similar order with respect to any securities of the Company or Tembec Industries shall have become effective or threatened;

(h)	New Tembec, the Company, Tembec Industries and TEI shall have taken all necessary corporate actions and proceedings in connection with the Recapitalization;

(i)	all applicable governmental, regulatory and judicial consents, and any other third party consent, shall have been obtained;

(j)

the Definitive New Loan Documentation, together with all guarantees and security agreements contemplated thereunder, shall have been entered into by Tembec Industries and its relevant affiliates and, if applicable, all required filings related to the security as contemplated in the security agreements shall have been made; and

(k)	the Certificate shall have been issued by the Director.

In addition, pursuant to the term sheet attached to the Support Agreements, the support of the Recapitalization by the Consenting Noteholders is conditional on there having been no material adverse change in Tembec’s business operations from the effective date of the Support Agreement. For greater certainty, any change in Tembec’s business operations resulting from or arising in connection with any of the following does not constitute a material adverse change in Tembec’s business operations: (a) any change in generally accepted accounting principles; (b) any adoption, proposal, implementation or change in applicable laws or any interpretation thereof by any governmental authority; (c) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (d) any change affecting any of the industries in which Tembec operates, including changes in exchange rates or commodity prices; (e) any natural disaster; (f) the execution, announcement, or performance of a Support Agreement, the Plan or any other related agreement and the consummation of the transactions completed thereby; (g) any change in the market price or trading volume of any securities of Tembec or any suspension of trading in securities generally on any securities exchange on which any securities of Tembec trade; (h) the failure, in and of itself, of Tembec to meet any internal or public projections, forecasts or estimates of revenues or earnings; or (i) any action taken by Tembec which is contemplated in the Support Agreement.

Fairness Opinion

BMO Capital Markets was asked by Tembec to provide an opinion to the Board of Directors as to the fairness of the Recapitalization, from a financial point of view, to Tembec. At the meeting of the Board of Directors on December 18, 2007, BMO Capital Markets rendered its oral opinion, subsequently confirmed in writing, that as of such date, based upon and subject to the various considerations set forth in the Fairness Opinion, the Recapitalization was fair, from a financial point of view, to Tembec.

The full text of the Fairness Opinion is attached as Appendix “E” to this Circular and Securityholders are encouraged to read the Fairness Opinion carefully and in its entirety. The Fairness Opinion describes the scope of the review undertaken by BMO Capital Markets, the assumptions made by BMO Capital Markets, the limitations on the use of the opinion, and the basis of BMO Capital Markets fairness analysis for the purposes of the opinion, among other matters. The summary of the Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. BMO Capital Markets has provided its written consent to the inclusion of the Fairness Opinion in this Circular. The Fairness Opinion states that it may not be used, or relied upon, by any person other than the Board of Directors without the express written consent of BMO Capital Markets.

Assumptions

The Fairness Opinion provides various assumptions, including:

BMO Capital Markets relied upon, and assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by the Company and its officers, associates, affiliates, consultants, advisors and representatives. In addition, senior management of the Company provided to BMO Capital Markets, and BMO Capital Markets relied upon in providing its Fairness Opinion, a factual certificate regarding matters pertaining to the Company that was within their knowledge.

The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the condition and prospects, financial and otherwise, of the Company, its associates and affiliates, as they were reflected in the information obtained by BMO Capital Markets. In its analyses and in preparing the Fairness Opinion, BMO Capital Markets, exercising its professional judgment, made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Recapitalization.

Limitations

The Fairness Opinion is subject to various limitations, including:

BMO Capital Markets disclaims any undertaking and has no obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to its attention after the date of the Fairness Opinion. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date of the Fairness Opinion, BMO Capital Markets has the right to change, modify or withdraw the Fairness Opinion.

BMO Capital Markets based the Fairness Opinion upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion.

BMO Capital Markets was not engaged to provide and has not provided: (i) an opinion as to the fairness of the transaction to the holders of the Existing Common Shares, Existing Notes, the IQ Note or the Existing Preferred Shares; (ii) an opinion as to the relative fairness of the Recapitalization among or as between holders of the Existing Common Shares, the holders of the Existing Notes, the holders of the IQ Note, or the holders of the Existing Preferred Shares; (iii) a formal valuation or appraisal of Tembec or of any of its securities or assets or the securities or assets of Tembec’s associates or affiliates (nor have we been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Tembec, or of the securities of its associates or affiliates following the completion of the Recapitalization; (v) an opinion as to the fairness of the process underlying the Recapitalization; (vi) a recommendation to any holder of Existing Notes as to whether or not such Existing Notes should be held, or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization or to participate or not participate in any lending opportunity made available to holders of Existing Notes; or (vii) a recommendation to any holder of the IQ Note, Existing Preferred Shares or Existing Common Shares as to whether or not the IQ Note, Existing Preferred Shares or Existing Common Shares should be held or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization; and the Fairness Opinion should not be construed as such.

Approach to Fairness

For the purpose of the Fairness Opinion, BMO Capital Markets considered that the Recapitalization would be fair, from a financial point of view, to Tembec if the transaction:

•	provides the Company with an appropriate capital structure by reducing the total amount of debt outstanding and the amount of debt maturing in the near-term;

•

reduced the risk that the Company’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance the operating and capital expenditures necessary to execute its operating strategy and service its debt; and

•	based on these criteria, is better than other known, feasible alternatives.

In addition, BMO Capital Markets considered the following matters:

•	the Company, with its current capital structure, is unable to execute its business plan and at the same time service its debt;

•

in the event the Company has insufficient liquidity to continue to operate the business or the Company is unable to service its debt and refinance its debt as it matures, the likely result, in the absence of implementing the Recapitalization, is an insolvency process which would be expected to have a negative impact on the overall enterprise value of the Company;

•	the Recapitalization would extinguish the Existing Notes thereby substantially reducing Tembec’s outstanding debt and eliminating the maturities of Existing Notes in 2009, 2011 and 2012;

•	the new loan of US$300 million that is contemplated by the Recapitalization would provide substantial incremental liquidity and would mature in 2012;

•	the Recapitalization transaction would substantially reduce Tembec’s annual net interest expense;

•

the Company has the opportunity, at this time, to effect a restructuring with the approval of holders of Existing Notes, IQ Note, Existing Preferred Shares and Existing Common Shares in accordance with applicable law; and

•	BMO Capital Markets and the Company are not aware of any other feasible alternatives that are better than the Recapitalization transaction.

Independence of BMO Capital Markets

BMO Capital Markets has acted as advisor to the Board of Directors in connection with the Recapitalization. Under the terms of its amended and restated engagement agreement dated March 23, 2007, BMO Capital Markets is paid a monthly work fee and is to be paid a fee for its advisory services upon the closing of the Recapitalization. In addition, BMO Capital Markets is to be reimbursed for reasonable out-of-pocket expenses and the Company has agreed to indemnify BMO Capital Markets and certain Persons against certain liabilities in connection with the engagement of BMO Capital Markets, including certain liabilities under applicable securities laws.

BMO Capital Markets is a wholly-owned subsidiary of the Bank of Montreal (“BMO”). Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, or any of its respective associates or affiliates (collectively, the “Interested Parties”). BMO provides and has provided banking services in the normal course of business to the Interested Parties. The fees received by BMO in connection with the above activities are not material to BMO. In addition to the services being provided under the Amended and Restated Engagement Agreement, BMO Capital Markets has in the past provided and may in the future provide, traditional banking, financial advisory and investment banking services to the Interested Parties. The fees received by BMO Capital Markets in connection with the above activities are not material to BMO Capital Markets. There are no understandings, agreements or commitments between BMO Capital Markets, or any of its affiliated entities, on the one hand, and the Interested Parties, on the other hand, with respect to any future business dealings which are expected to result in fees that are material to either BMO or BMO Capital Markets.

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or for its associates or affiliates, or with respect to the transaction constituted by the Recapitalization.

The form and content of the Fairness Opinion has been approved by professionals of BMO Capital Markets experienced in merger, acquisition, divestiture, reorganization and valuation matters.

Recommendation of the Board of Directors

The Board of Directors created a Special Committee for Strategic Purposes, currently consisting of André Bérard, Norman M. Betts, Guy G. Dufresne and Peter S. Janson (Chairman), to consider and advise the Board on matters of strategic importance to Tembec. This Committee met frequently to consider the matters involved in, and the discussions leading to, the proposed Recapitalization. It received legal advice from its independent counsel, Fasken Martineau DuMoulin LLP, from Tembec’s counsel, Goodmans LLP, and from Tembec’s financial advisor, BMO Capital Markets. As a result of its detailed discussions and careful consideration of these matters the Committee unanimously recommended to the Board of Directors that the Board approve the Recapitalization.

After careful consideration of, among other things, the Fairness Opinion, the boards of directors of the Company and Tembec Industries have unanimously approved the Recapitalization and authorized its submission to the Securityholders and the Court for their respective approvals. The boards of directors also considered various factors including challenges in servicing and repaying the existing debt and the necessity to rationalize the capital structure to be able to raise additional funds to maintain its business. Further, the boards took note of the fact that they have received the Support Agreements from Noteholders holding approximately 65% of the Total Existing Note Value. The boards of directors unanimously recommend that the Securityholders vote in favour of the Amendment Resolution, the Shareholders’ Recapitalization Resolution, the Shareholders’ Rights Plan Resolution, the Noteholders’ Arrangement Resolution and the Noteholders’ Rights Plan Resolution at the Meetings.

CERTAIN REGULATORY AND OTHER MATTERS RELATING TO THE RECAPITALIZATION

Resale of Securities Received in the Recapitalization

United States

The issuance of New Common Shares and Warrants under the Recapitalization will not be registered under the 1933 Act or the securities laws of any state of the United States. Such securities will instead be issued in reliance upon exemptions under the 1933 Act and applicable exemptions under state securities laws. The New Common Shares and Warrants received in the Recapitalization in exchange for the Existing Notes and the Existing Common Shares will be freely transferable under United States federal securities laws, except for New Common Shares and Warrants held by persons who are deemed to be “affiliates” (as such term is defined under the 1933 Act) of the Company after the Recapitalization. Such securities held by “affiliates” may be resold by them only in transactions permitted by the resale provisions of Rule 144 promulgated under the 1933 Act or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, such issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

The New Common Shares issued under the Recapitalization to Noteholders who provide the New Loan (in their capacity as New Lenders) and to Backstop Parties (in their capacity as such) will be subject to restrictions on transfer and such New Common Shares may be offered, sold or otherwise transferred only (A) to New Tembec, (B) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, or (C) inside the United States in accordance with an exemption from registration under the 1933 Act, if available. Such New Common Shares will bear a legend to the following effect:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT OR OTHER EXEMPTIONS FROM THE SECURITIES LAWS AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT;

provided that, if the New Common Shares are being sold under clause (B) above, provided that New Tembec is a “foreign issuer” within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Computershare Investor Services Inc. as registrar and transfer agent, in such form as Computershare Investor Services Inc. or Tembec may from time to time prescribe; provided, further, that, if any such securities are being sold under clause (C)(2) above, the legend may be removed by delivery to Computershare Investor Services Inc. of an opinion of counsel, reasonably satisfactory to New Tembec, to the effect that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws.

The Company will furnish to holders of New Common Shares bearing a legend and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the 1933 Act for one year after issuance thereof.

Canada

The issuance of the New Common Shares and Warrants will be exempt from the prospectus and registration requirements under Canadian securities legislation. As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of recession or damages, will not be available in respect of the new securities to be issued under the Recapitalization.

The New Common Shares and Warrants will be fully transferable subject to normal securities law considerations and the Rights Plan. Existing Common Shareholders and Noteholders are advised to seek legal advice prior to any resale of the new securities.

Stock Exchange Listing

The Existing Common Shares are listed on the TSX. The Company has applied to the TSX to list the New Common Shares and the Warrants.

Expenses

The estimated fees, costs and expenses payable by Tembec in connection with the completion of the Recapitalization including, without limitation, financial advisory fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately $12 million. In addition, Tembec will pay certain backstop fees described below under “New Loan Backstop Provisions”.

THE NEW LOAN

The following is a summary of the material terms of the New Loan.

Agents

Tembec, in consultation with JPMorgan, shall designate the administrative agent (the “Administrative Agent”) and the collateral agent(s) (the “Collateral Agent”) for the lenders under the New Loan.

Borrower

Tembec Industries (the “Borrower”).

Guarantors

New Tembec, the Company, TEI and all material wholly-owned Canadian and United States subsidiaries of New Tembec, the Company, TEI and the Borrower from time to time (collectively, the “Guarantors”) will jointly and severally guarantee indebtedness of the Borrower under the New Loan.

Amount of New Loan

The Borrower has notified JPMorgan and the Administrative Agent that the New Loan Amount will be US$300,000,000.

New Lenders

Qualifying Noteholders as of the Record Date (including any Backstop Parties in their capacity as Noteholders) will be entitled to participate for up to their pro rata share (based on their respective share of the Total Existing Note Value) of the New Loan, subject to a minimum participation of US$250,000.

Security for New Loan

(i)

To secure repayment of amounts owing under the New Loan and the related guarantees, the Borrower and the Guarantors (collectively, the “Credit Parties”) will provide the Collateral Agent with a security interest in all of their respective property, assets and undertakings, including, without limitation, a pledge of the stock or other interests in their respective material majority-owned subsidiaries. With respect to the collateral currently securing the Senior Bank Facility (the “Working Capital Assets”), the security interest will be a second lien; with respect to all other property, assets and undertakings of the Credit Parties (the “Fixed Assets”), the security interest will be a first lien. It is understood and agreed that the liens securing the New Loan will be subject only to the permitted liens as outlined below under “Covenants”.

(ii)

The Credit Parties shall be permitted to enter into agreements designed to protect the Credit Parties against fluctuations in interest rates and currency exchange rates subject to conditions and limitations to be agreed to by the Credit Parties and JPMorgan (“Permitted Hedging Agreements”), and the Credit Parties shall be permitted to grant security in respect of its obligations under Permitted Hedging Agreements, which security shall rank pari passu with the security securing the amounts owing under the New Loan.

(iii)

The security interest described in paragraph (i) above will take the form of a charge on all assets and a fixed charge on material assets as agreed by JPMorgan and the Credit Parties and shall be subject to usual exceptions, including, without limitation: (a) assets that cannot be pledged without the consent of one or more third parties (provided that, (x) upon request by JPMorgan, the relevant Borrower or Guarantor will use commercially reasonable efforts to obtain such consent and (y) upon elimination of such restriction, such assets shall be pledged (and for the avoidance of doubt, this exception shall not apply to assets as to which consent is required under the Senior Bank Facility)); and (b) any assets to the extent that (1) the burden or cost of obtaining or perfecting a security interest therein outweighs the benefit of the security afforded thereby as reasonably determined by the Credit Parties and JPMorgan, (2) the granting of a security interest therein is not available or would be prohibited by enforceable anti-assignment provisions of contracts or applicable law in the relevant jurisdiction (provided that, upon elimination of such restriction, such assets shall be pledged), and (3) a pledge of such assets would violate the terms of any contract with respect to such assets. Upon implementation of the Plan of Arrangement, TEI shall release all security granted to it by Tembec Industries in respect of any obligations outstanding between such parties.

(iv)

The security for the New Loan shall not apply to or affect any joint venture to which Tembec is a party or any of Tembec’s interests in or obligations with respect to any such joint venture, and the security for the New Loan shall not apply to or affect any non-Canadian and non-U.S. subsidiaries or Tembec’s interests therein (other than to the extent of the pledge of a Credit Party’s equity interests therein and the second lien security interest in any receivables from such subsidiaries that may be owing to a Credit Party).

Purpose of the New Loan

The funds borrowed under the New Loan may be used by Tembec for the repayment of working capital facilities, capital expenditures and general corporate purposes.

Maturity of New Loan

The New Loan will mature on the date that is four years from the Effective Date with no principal repayments prior to maturity except as noted in “Covenants” below and except for customary provisions relating to casualty and insurance proceeds and 35% of equity issuance proceeds. A prepayment premium shall not apply to any of the foregoing repayments.

Interest on the New Loan

For Base Rate loans, payable quarterly in cash in arrears at the rate equal to the Base Rate plus 6.0% per annum.

For LIBOR loans, payable in cash in arrears at the end of one, two or three months after the beginning of the relevant interest period (as designated in writing by the Borrower to the Administrative Agent prior to the beginning of a new interest period) at the rate equal to the relevant LIBOR plus 7.0% per annum.

Default rate of Base Rate plus 8.0% per annum (the “Default Rate”). LIBOR loans shall not be available after the occurrence of a Default, and any loans outstanding as at the time of such Default shall be automatically converted to Base Rate loans at such time and accrue interest at the Default Rate.

Covenants

The Definitive New Loan Documentation shall contain the following material covenants affecting the Credit Parties and any other covenants as agreed to by JPMorgan and the Borrower prior to finalization of the Definitive New Loan Documentation:

(i)

A customary asset sale covenant covering collateral; provided that the Credit Parties may: (a) dispose of certain defined assets listed on a Schedule provided to the Committee Advisors having a maximum fair market value not to exceed $50 million in the aggregate during the term of the New Loan; (b) sell inventory and receivables in the ordinary course; (c) dispose of any assets with an aggregate value of less than $15 million in any 12 month period; and (d) dispose of any fixed assets (or exchange any existing fixed assets for substantially new fixed assets of substantially equal value, which will be added to the collateral pool for the New Loan) provided that any net proceeds from the disposition of such fixed assets shall be applied within 180 days to acquire or reinvest in, at fair market value, any new fixed assets, and provided that until the application thereof (x) such proceeds shall be held by the Administrative Agent (or, at the Administrative Agent’s option, by the Collateral Agent) under its sole dominion and control; provided that the Administrative Agent or the Collateral Agent, as the case may be, shall release a portion of the proceeds to the Credit Parties as required for reinvestment in capital expenditures relating to projects (but excluding ordinary course maintenance capital expenditures) based on a budgeted amount of such capital expenditures, (y) such dispositions shall not exceed $50,000,000 per year, and (z) proceeds not so reinvested or in excess of such limit shall be applied to repay the New Loan;

(ii)

A debt incurrence covenant such that the Credit Parties may not incur debt other than: (a) debt obligations in respect of Permitted Hedging Agreements; (b) debt under the Senior Bank Facility in an amount not to exceed the amount available from time to time under the Senior Bank Facility based on the borrowing base formula set out in the Senior Bank Facility as at the JPM Commitment Date; (c) capital lease obligations, purchase money debt (including for permitted acquisitions or investments) and mortgage financings in an aggregate amount not to exceed $25,000,000; (d) debt incurred in respect of or in connection with any government incentive programs not to exceed an amount outstanding at any one time during the term of the New Loan of $20,000,000; (e) debt existing as at September 30, 2007 identified on a Schedule provided to the Committee Advisors; (f) debt assumed in connection with an acquisition of assets or of a business; (g) replacement or refinancing of existing debt and debt permitted to be incurred pursuant to this paragraph in an amount not to exceed the amount of such debt and with no earlier maturity date; (h) debt incurred in the ordinary course of business as agreed to by the Borrower and JPMorgan; (i) a general basket of $50,000,000 outstanding at any one time for the term of the New Loan; and (j) any other permitted debt as agreed to by the Borrower and JPMorgan;

(iii)

A customary restricted payments covenant with carve-outs to include, among other things, a general basket to be agreed upon by the Borrower and JPMorgan and permitted investments to be agreed upon by the Borrower and JPMorgan, including, without limitation, a basket of $20,000,000 in the aggregate for investments in joint ventures and a general basket to be agreed upon by the Borrower and JPMorgan;

(iv)

A limitation on liens covenant such that the Credit Parties may not create or incur any lien upon their property except: (a) customary permitted liens; (b) liens securing Permitted Hedging Agreements; (c) liens in respect of the Senior Bank Facility, permitted capital lease obligations, purchase money debt and mortgage financings; (d) subordinated liens in respect of debt permitted under subparagraph (ii)(i) above, subject to an intercreditor agreement acceptable to the Administrative Agent; and (e) other liens agreed upon by the Borrower and JPMorgan;

(v)

A subsidiary distributions covenant such that the Credit Parties may not restrict the ability of any material subsidiary of the Credit Parties to make payments or transfer assets to the Credit Parties, except for customary carve-outs, including, without limitation, restrictions entered into pursuant to the Recapitalization and the New Loan, restrictions imposed pursuant to an agreement to sell a subsidiary of the Credit Parties (or all or substantially all of its assets), and any restrictions on transfers of assets pursuant to permitted liens;

(vi)

A fundamental changes covenant such that the Credit Parties may not enter into any merger, consolidation, amalgamation or other change of control transaction, except such transactions as are customarily permitted in a fundamental changes covenant for transactions of this type and any amalgamations among the Credit Parties;

(vii)

a limitation on affiliate transactions covenant such that, subject to customary carve-outs for transactions of this type, the Credit Parties shall not be permitted to enter into transactions with affiliates unless such transactions are either: (a) in the ordinary course and on terms and conditions no less favourable to Tembec than they would be if the transaction were to be negotiated with a party dealing at arms-length (in which case clause (b) does not apply); or (b) approved by the New Board in the case of affiliate transactions in excess of $2,000,000 that do not fall within clause (a), provided that the aggregate amount of transactions outlined in this clause (b) shall not exceed $15,000,000 during any 12 month period;

(viii)

A maintenance covenant such that, during any Non-Availability Period, the Company shall maintain at all times consolidated EBITDA (as provided for and defined in the Senior Bank Facility) of not less than $150,000,000, calculated at the end of each monthly accounting period of the Company for the 12 month period then ended, provided that for the purposes of this calculation, EBITDA shall be increased by the amount of the net proceeds of any debt which is unsecured with respect to any property or assets of Tembec or any of its restricted subsidiaries or any common share equity issuances of Tembec, in each case, which is permitted to be incurred or issued pursuant to the Senior Bank Facility, received by Tembec during such period (the “Maintenance Covenant”). For the purposes of this paragraph, “Non-Availability Period” means the period from the date on which Availability (as defined in the Senior Bank Facility) under the Senior Bank Facility has been less than $35,000,000 (calculated on a daily basis) for five consecutive Business Days until the date Availability under the Senior Bank Facility has been greater than $35,000,000 for 30 consecutive Business Days;

(ix)	A covenant limiting guarantees by the Credit Parties as agreed upon between the Borrower and JPMorgan; and

(x)	A covenant concerning the addition of new material Guarantors and the release of immaterial dormant Guarantors as agreed upon between the Borrower and JPMorgan.

Senior Bank Facility Amendments

In the event that the terms of (including any defined terms referenced in) the financial maintenance covenant currently set out in Section 7.4(b) of the CIT Facility or any event of default relating to such financial maintenance covenant are amended, waived or modified in any way, the comparable Maintenance Covenant or event of default relating to such Maintenance Covenant set out in the Definitive New Loan Documentation shall be automatically and correspondingly amended, waived or modified (taking into account any differences between defined terms in the Senior Bank Facility and defined terms in the Definitive New Loan Documentation) without the consent of the Administrative Agent or any of the New Lenders.

In the event that the Senior Bank Facility is amended to include an additional financial maintenance covenant, such additional financial maintenance covenant, or event of default relating to such covenant, shall be automatically and correspondingly added to the Definitive New Loan Documentation (taking into account any differences between the defined terms in the Senior Bank Facility and the defined terms of the Definitive New Loan Documentation) (an “Additional Maintenance Covenant”). In the event that any additional financial maintenance covenant added to the Senior Bank Facility or any event of default relating to such additional financial maintenance covenant is amended, waived or modified in any way, the comparable Additional Maintenance Covenant or event of default relating to such Additional Maintenance Covenant set out in the Definitive New Loan Documentation shall be automatically and correspondingly amended, waived or modified (taking into account any differences between defined terms in the Senior Bank Facility and defined terms in the Definitive New Loan Documentation) without the consent of the Administrative Agent or any of the New Lenders.

If the Borrower pays any consent fee or waiver fee or provides any other inducement (financial, collateral or otherwise) with respect to any amendment, modification, waiver or consent of the financial maintenance covenant currently set out in Section 7.4(b) of the CIT Facility or of any additional financial maintenance covenant added to the Senior Credit Facility, the same fee (or other inducement) shall be payable to the Administrative Agent on behalf of the New Lenders under the New Loan.

Notwithstanding the foregoing, if any amendment, restatement, modification, or replacement of the Senior Credit Facility has the effect of removing or eliminating such financial maintenance covenant or any additional financial maintenance covenant or related event of default, then: (a) the Definitive New Loan Documentation shall continue to contain such financial maintenance covenant or any additional financial maintenance covenant as in effect immediately prior to such amendment, restatement, modification, or replacement; and (b) no consent fee or waiver fee (or other inducement) provided under the Senior Bank Facility with respect to such amendment, restatement, modification or replacement shall be payable to the Administrative Agent.

Other than as set out above, no amendments, waivers or modifications to the Senior Bank Facility shall affect or alter in any way the Definitive New Loan Documentation.

Other than as set out above in “Covenants” or as contemplated in “Senior Bank Facility Amendments”, the Definitive New Loan Documentation shall not contain any financial covenants or financial maintenance covenants.

Optional Prepayment of New Loan

The Definitive New Loan Documentation shall provide Tembec with the option to prepay all or a portion of the New Loan at any time upon payment of the principal amount of the New Loan to be prepaid (the “Prepaid Principal Amount”) plus accrued and unpaid interest on such Prepaid Principal Amount and a premium on the Prepaid Principal Amount of 4% in the first year, 3% in the second year, 2% in the third year and no premium thereafter. Any principal amounts prepaid shall not be available for reborrowing. Any such prepayments not made at the end of an interest rate period shall include appropriate breakage costs.

Events of Default

The default provisions in the Definitive New Loan Documentation shall be similar to those in the Senior Bank Facility, except that it will only include cross-acceleration and not cross-default provisions with respect to the Senior Bank Facility.

Conditions to New Loan

The New Loan shall be subject to conditions mutually agreed upon by Tembec and JPMorgan, including the following:

(i)	customary individual background checks on senior management and compliance with the U.S. Patriot Act, the results of which are satisfactory to JPMorgan, acting reasonably;

(ii)

all definitive legal documentation, including a credit agreement, security agreements, pledge agreements, intercreditor agreements, subordination agreements and legal opinions satisfactory to JPMorgan, acting reasonably;

(iii)	compliance with U.S. and Canadian banking rules and regulations (e.g. anti-money laundering, “know your customer”, U.S. Patriot Act, etc.);

(iv)

no default or event of default shall have occurred and be continuing, both immediately prior to and after giving effect to the transactions on the Effective Date, pursuant to the terms of the Definitive New Loan Documentation; and

(v)	satisfaction of the Conditions to Recapitalization described under “Description of the Recapitalization — Conditions to the Recapitalization Becoming Effective”.

Intercreditor Agreement

CIT (or any replacement senior lender, as the case may be), the Administrative Agent, the Collateral Agent and Tembec, each acting reasonably, shall enter into an intercreditor agreement in respect of Tembec’s outstanding secured obligations, in form and substance satisfactory to JPMorgan, acting reasonably.

The terms of the intercreditor agreement have not been settled but it is anticipated that the intercreditor agreement, among other things, will grant CIT (or the replacement senior lender) rights over the Working Capital Assets commensurate with its status as first secured lender over such assets and will provide for CIT to have access to Tembec’s plants and other assets as required to liquidate the Working Capital Assets in the event of an insolvency.

NEW LOAN BACKSTOP PROVISIONS

JPMorgan Backstop

Tembec and JPMorgan have entered into the JPMorgan Backstop pursuant to which JPMorgan agreed to backstop the funding of the entire New Loan Amount, subject to “Conditions of the JPMorgan Backstop and Noteholder Backstop” below. The JPMorgan Backstop provides: (a) that Tembec shall pay JPMorgan’s reasonable professional fees and expenses through to the JPM Commitment Date; and (b) that Tembec shall, on a monthly basis thereafter, pay JPMorgan’s reasonable professional fees and expenses incurred from the JPM Commitment Date through to the earlier of: (i) 30 days following the Effective Date, or (ii) the JPMorgan Backstop Termination Date.

Nothing in the JPMorgan Backstop limits or restricts JPMorgan from acting in any capacity in addition to acting as the JPMorgan Backstop provider.

JPMorgan Backstop Fee

In consideration for providing the JPMorgan Backstop, JPMorgan was paid a backstop fee of US$3,000,000 by Tembec.

Noteholder Backstop Agreements

The backstop participation agreements between JPMorgan and each Initial Backstop Party: (a) commit the Initial Backstop Party, in its capacity as a Noteholder, to fund its full pro rata share of the New Loan as made available to all Noteholders; (b) committing the Initial Backstop Party, or an affiliate thereof, subject to the conditions described below under “Conditions to JPMorgan Backstop and Noteholder Backstop”, to provide a loan to Tembec in an amount equal to such Initial Backstop Party’s relevant backstop amount as may be required to fully fund the New Loan Amount; (c) outline the terms of its backstop arrangements with JPMorgan; and (d) provide that JPMorgan may assign such backstop loan commitment agreement to Tembec without the consent of such Initial Backstop Party. In the event that an affiliate of a Noteholder funds any Participation Shortfall in such Noteholder’s capacity as a Backstop Party, such affiliate shall not receive any portion of the 43,000,000 New Common Shares to be allocated to Noteholders who advance the New Loan, but its affiliated Noteholder will receive such shares in consideration for its Existing Notes. In the event JPM NA is required to find a portion of the New Loan due to default of a Backstop Party, JPM shall not receive any portion of the 43,000,000 New Common Shares to be allocated to Noteholders who advance the New Loan, but its affiliate JPM SI (which is a Noteholder) will receive such shares in consideration for its Existing Notes.

On or before January 31, 2008, each Additional Backstop Party shall enter into a backstop commitment agreement with Tembec: (a) committing the Additional Backstop Party, in its capacity as a Noteholder, to fund its full pro rata share of the New Loan as made available to all Noteholders; (b) committing, subject to the conditions described below under “Conditions to JPMorgan Backstop and Noteholder Backstop”, to provide a loan to Tembec in an amount equal to such Additional Backstop Party’s relevant backstop amount required in order to fully fund the Additional Backstop Amount; (c) outlining the terms of its backstop arrangements with Tembec; and (d) providing that (i) Tembec may, if so requested by JPMorgan, assign such backstop loan commitment agreement to JPMorgan without the consent of such Additional Backstop Party and (ii) in the event such Additional Backstop Party defaults on its obligations under its backstop loan commitment agreement with Tembec and JPMorgan funds such default in accordance with the provisions described below under “Failure to Fund by Backstop Parties”, Tembec shall assign such backstop loan commitment agreement to JPMorgan. The backstop commitment agreements with the Additional Backstop Parties shall not be on terms more favourable to the Additional Backstop Parties than contained in the backstop agreements with the Initial Backstop Parties.

Backstop Funding

The Participation Shortfall (if any) shall be funded pro rata by the Initial Backstop Parties and the Additional Backstop Parties based on the Initial Backstop Parties’ and the Additional Backstop Parties’ respective proportions of the sum of the Initial Backstop Amount and the Additional Backstop Amount.

Allocation of Recapitalized Equity to Backstop Parties

The Backstop Parties shall be entitled to the following New Common Shares:

•	The Initial Backstop Parties shall be entitled to:

(a)	2,000,000 of the New Common Shares (when issued); plus

(b)	The number of New Common Shares (when issued) equal to (x) 5,000,000 times (y) a fraction, the numerator of which is the Initial Backstop Amount and the denominator of which is the New Loan Amount;

•

The Additional Backstop Parties shall be entitled to the number of New Common Shares (when issued) equal to (a) 5,000,000 times (b) a fraction, the numerator of which is the Additional Backstop Amount and the denominator of which is the New Loan Amount.

Backstop Fees

Subject to the provisions described below under “Failure to Fund by Backstop Parties”, the Backstop Parties shall be entitled to the following fees from Tembec:

•	The Initial Backstop Parties shall be entitled to:

(a)	Cash on the Effective Date in an amount equal to 2.25% of the Initial Backstop Amount; plus

(b)	Cash on the Effective Date in an amount equal to 1.0% of the Additional Backstop Amount.

•	The Additional Backstop Parties shall be entitled to cash on the Effective Date in an amount equal to 2.25% of the Additional Backstop Amount.

Backstop Termination Fee

The Termination Fee shall be payable, in cash, if, within a six-month period following the JPM Commitment Date, either (a) Tembec concludes a refinancing with financing other than the New Loan, except as permitted in paragraph (iv) under “Conditions to JPMorgan Backstop and Noteholder Backstop” below, or (b) the Recapitalization does not occur for any reason other than:

(i)

the parties are unable, after having negotiated in good faith, to agree on final documentation (including the Definitive New Loan Documentation) consistent with the economic and covenant terms set out in the JPMorgan Backstop;

(ii)

the Plan of Arrangement or any Alternative Recapitalization either does not obtain necessary percentage approval by the Noteholders or does not obtain necessary Court approval, in each case notwithstanding the reasonable best efforts of the parties to the JPMorgan Backstop (for the avoidance of doubt the failure to obtain necessary approval of the Existing Common Shareholders shall not constitute an exception to Tembec’s obligation to pay the Termination Fee);

(iii)

CIT does not consent to the Recapitalization or the New Loan and Tembec is not reasonably able to consummate the Recapitalization or the New Loan as a result of such failure to consent (for the avoidance of doubt, if Tembec is able to obtain a replacement of the CIT Facility on reasonably acceptable business terms and the replacement lender consents to the Recapitalization and the New Loan, CIT’s non-consent shall not constitute an exception to Tembec’s obligation to pay the Termination Fee); or

(iv)	JPMorgan materially breaches its commitments in the JPMorgan Backstop.

Tembec shall thereafter have no further debts, liabilities or obligations to JPMorgan, the Backstop Parties or the New Lenders in relation to the New Loan, the JPMorgan Backstop or the Support Agreements, including any obligation to pay fees pursuant to the provisions of “Backstop Fees” above.

Failure to Fund by Backstop Parties

Subject to “Conditions to JPMorgan Backstop and Noteholder Backstop” below, in the event any Additional Backstop Party defaults on its obligation to Tembec to fund its relevant portion of the Additional Backstop Amount (an “Additional Backstop Default Amount”), pursuant to the Standby Backstop, Tembec shall promptly notify JPMorgan and the Initial Backstop Parties shall fund, on a pro rata basis, each Additional Backstop Default Amount and the applicable backstop fees relating to the Additional Backstop Default Amount shall be adjusted and paid to the Initial Backstop Parties on the same basis as they would have been paid to the defaulting Additional Backstop Party.

Subject to “Conditions to JPMorgan Backstop and Noteholder Backstop” below, in the event any Initial Backstop Party defaults on its obligation to fund its relevant portion of the Initial Backstop Amount (the “Initial Backstop Default Amount”) or the Additional Backstop Default Amount (the “Standby Backstop Default Amount”), JPMorgan (pursuant to the JPMorgan Backstop) shall fund (or arrange to be funded) each Initial Backstop Default Amount or Standby Backstop Default Amount, as the case may be, and the applicable backstop fees relating to the Initial Backstop Default Amount or the Standby Backstop Default Amount, as the case may be, shall be adjusted and paid to JPMorgan on the same basis as they would have been paid to the defaulting Initial Backstop Party.

Conditions to JPMorgan Backstop and Noteholder Backstop

(i)

Subject to the remainder of this section, and other customary closing conditions, the JPMorgan Backstop and JPMorgan’s agreement to perform the services relating to the JPMorgan Backstop are subject to: (a) there not occurring or becoming known to JPMorgan any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries, taken as a whole, other than solely as a result of: (1) changes in exchange rates between the Canadian Dollar and United States Dollar; (2) changes in commodity prices; (3) the execution, announcement, or performance of a Support Agreement, the Plan of Arrangement or any other related agreement and the consummation of the transactions contemplated thereby; or (4) any action taken by Tembec which is contemplated in the JPMorgan Backstop; (b) JPMorgan not becoming aware after the date hereof of any information or other matter affecting the Borrower or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to JPMorgan prior to the date hereof; (c) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that could reasonably be expected to materially impair the JPMorgan Backstop; and (d) the New Loan Amount is not funded on or before the Expiry Date. For the purposes of this section: (1) “Expiry Date” means the later of (x) 14 days following the delivery by JPMorgan to Tembec of written notice of expiry pursuant to clause (d) above and (y) March 31, 2008; and (2) “JPMorgan Backstop Termination Date” means, if termination is pursuant to the foregoing clause (d), the Expiry Date, and if termination is pursuant to the foregoing clauses (a), (b) or (c) above, the date on which written notice is provided by JPMorgan to Tembec of such termination.

(ii)

Upon the occurrence of the JPMorgan Backstop Termination Date and subject to paragraph (iii) below, JPMorgan shall assign to Tembec all of JPMorgan’s rights and interests in and to the backstop agreements entered into by each Initial Backstop Party that elects to become a Continuing Backstop Party (defined below).

(iii)

On or before the fifth business day following the JPMorgan Backstop Termination Date (such fifth business day being the “Noteholder Backstop Termination Date”), each of the Initial Backstop Parties and each of the Additional Backstop Parties shall have the right in its sole discretion to terminate the Initial Backstop, the Standby Backstop or the Additional Backstop, as the case may be, and its agreement to perform the services relating to the Initial Backstop, the Standby Backstop or the Additional Backstop, as the case may be, upon providing written notice to Tembec (a Backstop Party that elects to provide such a termination notice is referred to as a “Terminating Backstop Party” and a Backstop Party that does not elect to provide such a termination notice is referred to as a “Continuing Backstop Party”).

(iv)

On the 30th day after the Noteholder Backstop Termination Date, all backstop obligations of each Continuing Backstop Party shall automatically terminate unless, prior to such date, either (a) the New Lenders have theretofore subscribed in the aggregate for not less than US$250,000,000 of the New Loan or (b) Tembec has entered into an agreement for (1) a replacement backstop provider to provide a backstop for the New Loan Amount on substantially similar terms as the JPMorgan Backstop or (2) replacement backstop parties to provide an initial backstop, standby backstop or additional backstop, as the case may be, on substantially similar terms (including the same aggregate amount) as the Initial Backstop, the Standby Backstop or the Additional Backstop, as the case may be, provided by the Terminating Backstop Parties. In either such event, the obligations of each Continuing Backstop Party shall continue in accordance with the remaining provisions of its backstop agreement and the Plan of Arrangement, subject to the conditions to the Recapitalization described in “Description of the Recapitalization — Conditions to the Recapitalization Becoming Effective” and the conditions to the advancement of the New Loan described in “The New Loan — Conditions to New Loan”, provided that, without its written consent, each Continuing Backstop Party shall not be required to fund more than it would have been required to fund if there had been no Terminating Backstop Parties.

(v)

No fees (other than accrued professional fees of JPMorgan to the extent set out above in “JPMorgan Backstop”), including without limitation, the Termination Fee, or other consideration shall be paid or payable to either JPMorgan or any Terminating Backstop Party upon or following any termination of their obligations as described above.

(vi)

Nothing in this section shall affect (a) any party’s obligations (including JPMorgan, any Continuing Backstop Party, any Terminating Backstop Party and any New Lender) under its Support Agreement except to the extent specifically provided in such Support Agreement or (b) any New Lender’s obligations under the Definitive New Loan Documentation, the Plan of Arrangement or other documents executed in connection with the New Loan and the Plan of Arrangement, each of which such obligations shall remain in full force and effect in accordance with their terms.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

Tembec Inc.
Pro Forma Consolidated Balance Sheet
As at September 29, 2007

		Adjustment				Equity and				Tembec Inc
	Tembec Inc	for	Tembec Inc			Other		Fresh		Sept. 29,
	Sept. 29,	Joint-	Sept. 29,	Plan of		Financing		Start		2007
	2007	Venture(a)	2007	Arrangement		Transactions		Accounting		(pro forma)
	(from audited)		(adjusted)							(unaudited)
	(in millions of Canadian dollars)

ASSETS
Current assets:
Cash and cash equivalents	$14	$(5)	$9	$—		$(7	)(2)	$—		$233
						231	(3)
Accounts receivable	347	—	347	—		—		—		347
Inventories	436	(7)	429	—		—		(20	)(5a)	409
Prepaid expenses	15	—	15	—		—		—		15
Current assets from discontinued operations	18	—	18	—		—		—		18

	830	(12)	818	—		224		(20)		1,022
Investments	28	7	35	—		—		(4	)(5b)	31
Fixed assets	1,584	(19)	1,565	—		—		(1,029	)(5a)	536
Other assets	68	—	68	—		—		(27	)(5c)	41
Pension assets	78	—	78	—		—		(71	)(5d)	7
Future income taxes	67	—	67	—		—		(67	)(5e)	—

	$2,655	$(24)	$2,631	$—		$224		$(1,218)		$1,637

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Operating bank loans	$89	$—	$89	$—		$(52	)(3)	$—		$37
Accounts payable and accrued charges	363	(13)	350	—		—		—		350
Interest payable	17	—	17	—		—		—		17
Current portion of long-term debt	26	(3)	23	—		(4	)(4)	—		19
Current liabilities related to discontinued operations	6	—	6	—		—		—		6

	501	(16)	485	—		(56)		—		429
Long-term debt	1,317	(7)	1,310	(1,194	)(1)	298	(3)	—		416
						2	(4)	—
Unamortized financing items	(3)	—	(3)	3	(1)	(15	)(3)	15	(5c)	—
Other long-term liabilities	117	—	117	—		—		50	(5d)	167
Deferred credits	8	—	8	—		—		(8	)(5c)	—
Future income taxes	93	—	93	—		—		(70	)(5e)	23
Minority interest	5	(5)	—	—		—		—		—
Redeemable preferred shares	26	—	26	—		(26	)(4)	—		—
Non-current liabilities related to discontinued operations	25	—	25	—		—		7	(5d)	32
Shareholders’ equity:
Share capital	831	—	831	—		563	(2)	(824	)(6a)	570
Contributed Surplus	9	—	9	1,191	(1)	(570	)(2)	(630	)(6b)	—
						28	(4)	(28	)(6b)
Accumulated other comprehensive loss	(3)	—	(3)	—		—		3	(6b)	—
Deficit	(271)	4	(267)	—		—		267	(6b)	—

	566	4	570	1,191		21		(1,212)		570

	$2,655	$(24)	$2,631	$—		$224		$(1,218)		$1,637

(a)	To reflect the Company’s reduced participation in the equity of AV Cell Inc. from 50% to 25%.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
(amounts in millions of Canadian dollars, unless otherwise specified)

Basis of Presentation

This unaudited pro forma consolidated balance sheet of Tembec Inc. (the “Company”) is derived from the audited consolidated balance sheet of the Company as at September 29, 2007. The September 29, 2007 balance sheet is restated to reflect the Company’s reduced participation in the equity of AV Cell Inc. from 50% to 25%. This unaudited pro forma consolidated balance sheet is intended to reflect the consolidated financial position of the Company as at September 29, 2007, after giving effect to certain events and transactions, as further described in the accompanying Circular, as if such events and transactions had occurred on September 29, 2007. The following are the events and transactions reflected in this unaudited pro forma consolidated balance sheet:

(a)

the implementation of the Plan of Arrangement including the corporate and capital reorganization and distributions under the Plan of Arrangement as discussed below under “Plan of Arrangement Adjustments”;

(b)	the securities distributed under the Recapitalization as discussed below under “Equity and Other Financing Transaction Adjustments”; and

(c)	fresh start accounting adjustments as a result of Recapitalization proceedings as discussed below in “Fresh Start Accounting Adjustments”.

The above events and transactions are further described in more detail elsewhere in this Circular.

Other than those transactions described above, this pro forma balance sheet does not give effect to transactions occurring after September 29, 2007.

All references to U.S. dollar equivalents of Canadian dollar amounts are based on an exchange rate of U.S.$1.00 = Cdn$0.9948, being the Bank of Canada closing rate for September 28, 2007. All capitalized terms are defined in the body of the Circular.

New Tembec is a corporation formed solely for the purpose of effecting the Arrangement. New Tembec will not carry on any business prior to the Effective Time, other than in connection with the Arrangement, and has no material assets or liabilities. As part of the Plan of Arrangement, New Tembec will issue certain New Common Shares and Warrants. This unaudited pro forma consolidated balance sheet should be read in conjunction with the Company’s audited 2007 consolidated financial statements, accompanying notes and related management’s discussion and analysis.

The Plan of Arrangement is subject to possible amendment and approval. In addition, certain other transactions contain conditions in addition to the approval of the Plan of Arrangement. If the Plan of Arrangement is approved and all the various conditions required to implement the other agreements are met, the events and transactions will be accounted for on the basis of events and circumstances at the effective date of the Plan of Arrangement. This unaudited pro forma consolidated balance sheet is based on currently available information and on certain assumptions management believes are reasonable under the circumstances. The revaluation of assets and liabilities for the purpose of fresh start accounting (see “Fresh Start Accounting Adjustments” below) is based on estimates of fair values and subject to changes as the Company completes the valuation process after implementation of the Plan of Arrangement. Some assumptions may not materialize and events and circumstances occurring subsequent to the date on which this unaudited pro forma consolidated balance sheet has been prepared may be different from those assumed or anticipated, and thus may materially affect amounts disclosed in this unaudited pro forma consolidated balance sheet. Additionally, this unaudited pro forma consolidated balance sheet does not purport to represent what New Tembec’s actual financial position will be upon emergence from the proceedings or represent what the fair value of New Tembec’s assets or liabilities will be at the actual Effective Date.

Plan of Arrangement Adjustments

In conjunction with the filing of the Plan of Arrangement, certain amounts classified as “Long-term debt” are subject to recapitalization. Liabilities subject to recapitalization recorded as at September 29, 2007 amount to $1,191 million.

Under the Plan of Arrangement, the capital reorganization provides for the following:

(1)

The cancellation of the Indentures and the irrevocable extinguishment and elimination of all of the Noteholders’ entitlements with respect to the Existing Notes and the Indentures. Such Noteholders will be entitled to their pro rata share, based on the face amount of Existing Notes held, of 45% of the recapitalized equity of New Tembec. In addition, Noteholders will have an opportunity to participate as lenders in the New Loan and be entitled to an additional 43% of the recapitalized equity of New Tembec (see below).

Equity and Other Financing Transactions Adjustments

(2)

As part of the Plan of Arrangement, Noteholders will be entitled to receive 88% or 88 million New Common Shares of the recapitalized equity of New Tembec having an estimated fair value of $501.6 million in full settlement of the Existing Notes. An additional 7% or 7 million New Common Shares will be issued to the Backstop Parties having an estimated fair value of $39.9 million. Issuance costs are estimated at $7 million.

(3)

As part of the Plan of Arrangement, Qualifying Noteholders will have the opportunity to participate in the New Loan in the amount of US$300 million. Net proceeds are estimated at $283 million of which $52 million will be used to repay the CIT Facility and the balance will be used for capital expenditures and general corporate purposes. The fair value of the New Loan is estimated to be $298 million.

(4)

The Company expects to refinance the IQ Note having a total carrying value of $20 million with a new 6%, $18 million note having a maturity of no earlier than September 30, 2012. The Existing Preferred Shares having a total carrying value of $26 million are expected to be redeemed for nominal consideration.

Fresh Start Accounting Adjustments

As a result of the expected substantial realignment of equity and non-equity interests, the identifiable assets and liabilities of the Company have been revalued to reflect the expected fair values of such assets and liabilities, as required under the Canadian Institute of Chartered Accountants Handbook Section 1625- Comprehensive Revaluation of Assets and Liabilities (“CICA 1625”). The process of undertaking such a comprehensive revaluation is commonly referred to as “fresh start accounting”.

New Tembec will be required to perform a comprehensive balance sheet revaluation under the provisions of CICA 1625. Under fresh start accounting, New Tembec is required to assess the fair value of identifiable assets and liabilities, whether or not previously recorded. The adjustments are to revalue assets and liabilities that meet the recognition criteria under Canadian GAAP on a new cost basis. Under CICA 1625, goodwill is not recorded even if the net fair value of identifiable assets and liabilities is less than the fair value of New Tembec equity upon the Effective Date.

For purpose of this unaudited pro forma consolidated balance sheet, the fair values ascribed to the assets and liabilities are estimated fair values as at September 29, 2007 and are based on the guidance provided in Canadian Institute of Chartered Accountants Handbook Section 1581- Business Combinations. These fair value estimates are subject to change upon application of fresh start accounting on the Effective Date.

(5)	The fair value adjustments are as follows:

(a)

The carrying value of “inventories” relating to spare parts and “fixed assets” are adjusted to reflect a reduced fair value since the excess fair value of net assets over the fair value of the enterprise has been adjusted, on a pro rata basis, to non-monetary assets;

(b)	“Investments” are adjusted to fair value;

(c)	“Other assets” and “Deferred credits” including deferred financing costs, goodwill, timber and cutting rights are adjusted to nil;

(d)

“Pension assets” and employee future benefit obligations included in “other long-term liabilities” are adjusted to reflect the accrued benefit obligation based on management’s best estimate assumptions on a going forward basis; plan assets are adjusted to fair value;

(e)

“Future income taxes” have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future income tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused tax losses and other reductions are realized. This future income tax liability does not represent an actual cash tax liability due by New Tembec. In addition, New Tembec has reflected a valuation allowance against certain of its estimated future income tax assets in the amount of approximately $330 million. Any reversal of this valuation allowance in future periods will result in a credit to shareholders’ equity. The estimated future income tax assets are based on numerous assumptions and dependent upon complex tax issues including the quantum of debt forgiveness that must be recognized by the Company. Consequently, the actual future income tax assets may depart from the ones disclosed herein;

(6)	Shareholders’ equity adjustments relate to:

(a)	the net fair value adjustment to assets and liabilities; and

(b)	the reclassification of the “Deficit” and other “Shareholders’ equity” balances that arose prior to the fresh start to share capital.

NEW TEMBEC

New Tembec was incorporated on January 16, 2008 under the CBCA. New Tembec was formed solely for the purpose of effecting the Arrangement, will not carry on any business prior to the Effective Time, other than in connection with the Arrangement, and has no material assets or liabilities. See “The Arrangement Agreement”. The registered and principal offices of New Tembec are located at Suite 1050, 800 René-Lévesque Blvd. West, Montréal, Québec H3B 1X9.

New Tembec will issue 100,000,000 New Common Shares and up to 11,111,111 Warrants to the Securityholders in connection with the Recapitalization. New Tembec has applied to list the New Common Shares and the Warrants on the TSX. The Board of Directors of New Tembec will be named in the Final Order which will also provide that the first annual meeting of shareholders of New Tembec will be held within six months following the end of its next fiscal year. KPMG LLP will be the auditors of New Tembec. Upon the Effective Date, it is anticipated that the corporate name of New Tembec will be changed to Tembec Inc. or such other name which is acceptable to the Director. New Tembec will adopt the Rights Plan as part of the Plan of Arrangement if the Combined Rights Plan Resolution is approved.

TEMBEC INDUSTRIES INC.

Tembec Industries is a company continued under the CBCA and a wholly-owned subsidiary of Tembec Inc. Tembec Industries is the issuer of the Existing Notes. The registered and principal offices of Tembec Industries are located at Suite 1050, 800 René-Lévesque Blvd. West, Montréal, Québec H3B 1X9.

TEMBEC ENTERPRISES INC.

TEI is a company incorporated under the CBCA and a wholly-owned subsidiary of Tembec Industries. On the Effective Date, TEI will transfer all of its business assets to a new partnership, as described in more detail in the Plan of Arrangement. The registered and principal offices of TEI are located at Suite 1050, 800 René-Lévesque Blvd. West, Montréal, Québec H3B 1X9.

TEMBEC BEFORE THE RECAPITALIZATION

Tembec is a large, diversified and integrated forest products company with operations principally located in North America and in France. Its business segments are forest products, pulp, paper and chemicals.

Tembec annually produces approximately 1.7 billion board feet of lumber, 2.1 million tonnes of pulp and 1.0 million tonnes of paper. For the fiscal year ended September 29, 2007, Tembec had sales of $2.8 billion, EBITDA of $65 million, operating earnings of $119 million and a net loss of $49 million. Tembec’s total assets at that date were $2.7 billion and it employed approximately 8,000 people.

Tembec’s strategy is to (i) diversify its business among the forest products, pulp products and paper products sectors; (ii) strive to maintain low cost, efficient operations; and (iii) utilize its technical and operating expertise to develop niche products and markets within its business segments.

Further detailed information about the Company, Tembec Industries and their business can be found in the Annual Information Forms for the Company and Tembec Industries dated December 7, 2007 and December 12, 2007, respectively, incorporated by reference into this Circular.

Since the last annual meeting of shareholders of Tembec Inc., Ms. Mary-Theresa McLeod, Mr. Gordon Lackenbauer and Mr. Emanuele (Lino) Saputo ceased to be directors.

Tembec Inc. has scheduled its annual meeting of shareholders for the purpose of electing directors and auditors for March 28, 2008. If the Recapitalization is approved and implemented as described in this Circular, Tembec expects to cancel such annual meeting as Tembec Inc. will cease to be a reporting issuer, and the Plan of Arrangement provides for the appointment of the Board of New Tembec and the appointment of New Tembec’s auditors.

The CIT Credit Facility

Tembec Industries entered into a credit agreement dated March 24, 2005 with CIT Business Credit Canada Inc. (“CIT”) providing for a $150 million revolving operating line of credit, which was subsequently syndicated. In January 2007, the Company announced that Tembec Industries had amended and restated its working capital loan facility with CIT. The restated and amended loan facility is a three-year committed revolving working capital facility of $250 million, available to both Tembec Industries and its wholly-owned subsidiary, TEI. The facility matures on December 15, 2009 subject to annual extensions. The amended and restated facility effectively replaced a $150 million revolving working capital facility with CIT and a $136 million non-revolving working capital facility with Toronto-Dominion Bank and a syndicate of banks that would have matured in June 2008. In May 2007, Tembec Industries amended the restated and amended loan facility with CIT to make it a syndicated loan facility.

The Existing Notes

Tembec Industries entered into three trust indentures dated respectively April 6, 1999, January 19, 2001 and March 13, 2002 with the Note Trustee which govern the Existing Notes issued by it in an aggregate amount of US$1.2 billion. The Existing Notes are guaranteed by the Company, are unsecured but require compliance with certain covenants that could in certain circumstances restrict the ability of Tembec Industries or its subsidiaries to incur additional indebtedness, to encumber or dispose of their assets, or to make certain payments or distributions.

More detail about the Existing Notes can be found in the Indentures available at www.sedar.com.

Documents Incorporated by Reference

The following documents filed with the various securities commissions or similar regulatory authorities in all the provinces of Canada are specifically incorporated by reference in and form an integral part of this Circular:

1.	management information circular of Tembec Inc. dated December 12, 2006 delivered in connection with its annual and special meeting of shareholders held on February 1, 2007;

2.	audited consolidated financial statements for the year ended September 29, 2007 for Tembec Inc.;

3.	audited consolidated financial statements for the year ended September 29, 2007 for Tembec Industries;

4.	management’s discussion and analysis of Tembec Inc. for the financial year ended September 29, 2007;

5.	management’s discussion and analysis of Tembec Industries for the financial year ended September 29, 2007;

6.	annual information form of Tembec Inc. dated December 7, 2007;

7.	annual information form of Tembec Industries dated December 12, 2007;

8.	the material change report of Tembec Inc. dated December 19, 2007, relating to the Recapitalization; and

9.	the material change report of Tembec Industries dated December 19, 2007, relating to the Recapitalization.

All documents (or amendments to such documents) of the type referred to above (other than confidential material change reports) and interim financial statements and accompanying management discussion and analysis filed by the Company or Tembec Industries with any securities commission or similar regulatory authority in Canada after the date of this Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out information as of September 29, 2007 with respect to the Company’s former long-term incentive plan (the “Former LTIP”).

Number of securities remaining
	Number of securities to be	Weighted-average	available for future issuance
	issued upon exercise of	exercise price of	under equity compensation
	outstanding options,	outstanding options,	plans (excluding securities
Plan Category	warrants and rights	warrants and rights	reflected in the first column)

Former LTIP	3,668,019	$6.28	1,491,947

Former Long-Term Incentive Plan

The Company’s Former LTIP was designed to:

1.

align the interests of key employees with those of shareholders by participation in a stock purchase program and through the granting of options in order to ensure that key employees own at least 50% of their base salary in shares on an ongoing basis;

2.	reward key employees if the Company’s relative performance is superior to its competitors; and

3.	retain key employees.

Under the stock purchase section of the Former LTIP, participants in the Former LTIP were granted an annual entitlement to purchase shares, without any financial assistance from the Company, determined by multiplying the individual’s base salary by a factor applicable to the position. The factor ranged from 0.50 for the Chief Executive Officer, down to 0.10 depending on the level of the position. On the date of the grant of the entitlement, a key employee was awarded options to purchase that number of shares which is equal to the entitlement divided by the market price of the shares multiplied by two. An option granted under the LTIP expires no later than ten years after the date on which the option was granted. An option becomes vested and may be exercised after 24 months following the date of grant for up to 40% of the number of shares to which the participant is entitled, after 36 months following the date of grant, up to another 20% of the number of shares to which the participant is entitled, after 48 months following the date of grant, up to another 20% of the number of shares to which the participant is entitled and, after 60 months following the date of grant, up to the last 20% of the number of shares to which the participant is entitled. If an option holder retires at the normal retirement age, the holder’s options vest immediately and may be exercised within five years. If an option holder retires earlier than normal retirement age, all of the holder’s vested options may be exercised within five years and all of the holder’s unvested options, at the discretion of the Corporate Governance and Human Resources Committee, vest immediately and may be exercised within five years. In case of a change of control of the Company leading to termination of an option holder’s employment, such holder’s options will vest immediately and may be exercised within five years.

Options are exercisable at a price per share equal to the weighted average closing price of the Company’s Existing Common Shares on the TSX during the five trading days preceding the date of the option grant.

As of September 29, 2007, the total number of Existing Common Shares of the Company reserved for issuance under the Former LTIP was 5,159,966, or approximately 6% of the issued and outstanding Existing Common Shares of the Company. 3,668,019 options to purchase 3,668,019 Existing Common Shares representing 4.3% of the issued and outstanding Existing Common Shares of the Company were outstanding under predecessor plans as of September 29, 2007.

Any options granted under the Former LTIP will terminate (i) on the date of expiration specified in the notice of grant, such date being no later than ten years after the date the option is granted; (ii) immediately upon the termination of the optionee’s employment when the employment is terminated for cause; (iii) 90 days after the date of the termination of the optionee’s employment due to his or her resignation; and (iv) 180 days after the date of the optionee’s death, during which period the options may be exercised only by the optionee’s legal personal representatives and only to the extent the optionee would have been entitled to exercise the options at the time of his or her death.

Key employees who committed to purchase shares under an annual entitlement received a participating award and a participating monetary award and will be eligible to receive a long-term monetary award based on the Company’s performance compared with a sample of the return on capital invested of companies in the Canadian forest products industry at the end of a measurement period and based on the number of shares committed in the subscription.

The rights of a participant pursuant to the provisions of the Former LTIP are non-assignable. The Board may, subject to approval of the TSX, amend or terminate the Former LTIP at any time but, in such event, the rights of employees will be preserved and maintained. The terms of the Former LTIP do not require that shareholder approval be obtained in order for the Former LTIP to be amended.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has employment contracts in force with certain of its senior employees. Pursuant to these employment agreements, in the event of a substantial change to the essential terms of the employee’s employment conditions resulting from or following:

(a)	a sale or disposition of all or substantially all of the Company’s assets, or consummation of any transaction or series of related transactions having similar effect;

(b)	the amalgamation, consolidation or merger of the Company;

(c)

the transfer, exchange or issue of shares that could result in a change of control of the Company, such as an arrangement involving the Company, within the meaning of Section 192 of the CBCA, that would have this effect;

(d)

any Person acquires or becomes the owner of, or a combination of persons acting jointly or in concert acquires or becomes the owner of, directly or indirectly, more than 50% of the Company’s voting shares, whether through the acquisition of previously issued and outstanding voting shares, or of voting shares that have not been previously issued, or any combination thereof, or any other transaction having a similar effect;

(e)	any transaction or series of transactions that could result in a change of control of the Company;

(f)	the Company’s liquidation or dissolution;

(g)	the Company’s insolvency, including the Company making an assignment in bankruptcy or a proposal in bankruptcy or being petitioned into bankruptcy;

(h)	the Company making an arrangement or a compromise within the meaning of the Companies’ Creditors Arrangement Act; or

(i)	any transaction or series of related transactions that have the substantial effect of any or more of the abovementioned triggering events,

each employee, other than Mr. James Lopez, shall be entitled to the payment of the equivalent of 24 months of salary as well as monetary compensation for all benefits that would otherwise be paid for the two years following the termination of his employment. In similar circumstances, Mr. James Lopez shall be entitled to the payment of the equivalent of 30 months of salary as well as monetary compensation for all benefits that would otherwise be paid for the 30 months following termination of his employment, except in the event of the occurrence of any of the events described in paragraphs (a), (f) or (g) above or removal from the Board, which would entitle him to a payment based on 24 months of salary as well as monetary compensation for all benefits that would otherwise be paid for such period of time. For the purposes of the employment agreements, “Company” means either of Tembec Inc. or Tembec Industries Inc. and “change of control” shall include a person or persons acquiring a right or ability to effect a significant change in the composition of the Board of Directors or powers of the Board of Directors or acquiring a right or ability to influence in a very direct way the shareholders who would otherwise have the ability to elect the Board of Directors, including the power to nominate, block the nomination of, remove or replace one or more of the directors. If approved and implemented, the Plan of Arrangement would constitute a triggering event as described above.

TEMBEC AFTER THE RECAPITALIZATION

Share Capital

After the Recapitalization is implemented, the authorized capital of New Tembec will consist of an unlimited number of New Common Shares and an unlimited number of New Preferred Shares issuable in series. On the Effective Date, 100,000,000 New Common Shares will be outstanding. The rights, privileges, restrictions and conditions attaching to the New Common Shares and New Preferred Shares are described under “Description of the Recapitalization — Description of the Share Capital of New Tembec”.

Assuming the exercise of all of the Warrants which could be issued, an aggregate of 111,111,111 New Common Shares would be outstanding.

Earnings Coverage

The earnings coverage set out below has been prepared and included in this Circular in accordance with applicable Canadian disclosure requirements. Earnings coverage is equal to net income before interest and income taxes from continuing operations divided by interest expense. The earnings coverage ratio for the 12 months ended September 29, 2007 is 2.1. The pro forma ratios have been calculated for the 12 months ended September 29, 2007, and have been adjusted to give effect to the Recapitalization as if it had taken place on September 29, 2007.

Tembec Inc.
Earnings Coverage Ratio
As at September 29, 2007
(in millions of Canadian dollars)

		Tembec Inc.
	Tembec Inc.	Sept. 29, 2007
	Sept. 29, 2007	(pro forma)

Earnings before interest and income taxes from continuing operations	$268	$158
Interest on debt	$125	$44
Interest coverage ratio	2.1	3.6

PRICE RANGE AND TRADING VOLUME FOR THE EXISTING COMMON SHARES

The following table shows the high and low sale prices of, and trading volumes for, the Existing Common Shares as reported on the TSX for the periods indicated:

	High	Low	Volume
	$	$

2007
January	3.15	1.72	15,085,384
February	3.07	1.95	11,577,010
March	2.40	1.61	6,518,855
April	2.07	1.41	4,788,956
May	1.49	1.00	11,593,102
June	1.65	1.15	8,014,058
July	1.30	1.11	3,332,596
August	1.15	0.65	6,725,283
September	0.78	0.64	3,424,519
October	0.70	0.41	6,715,106
November	0.51	0.35	5,286,087
December	0.48	0.32	13,729,921

2008
January (to January 21)	0.81	0.36	9,335,066

LEGAL PROCEEDINGS

In the ordinary course of business activities, Tembec may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of Tembec.

INCOME TAX CONSIDERATIONS

The following summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular Securityholder. Consequently, Securityholders are urged to consult their own tax advisors for advice as to the tax considerations in respect of the Recapitalization having regard to their particular circumstances.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences of the Recapitalization to Securityholders who deal at arm’s length with and are not affiliated with the Company and hold their Existing Notes and Existing Common Shares, as the case may be, as capital property and will hold their New Common Shares, Warrants and the New Loan, as the case may be, as capital property. The Existing Notes, Existing Common Shares, New Common Shares, Warrants and the New Loan will generally be considered to be capital property for this purpose to a Securityholder unless either the Securityholder holds (or will hold) such securities in the course of carrying on a business, or the Securityholder has acquired (or will acquire) such securities in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a Securityholder that is a financial institution (as defined in the Canadian Tax Act) for purposes of the mark-to-market rules. Securityholders that are “financial institutions” for purposes of such rules should consult with their own tax advisors.

This summary is based upon the current provisions of the Canadian Tax Act, the current regulations thereto (the “Regulations”) and the current published administrative practices and policies of the Canada Revenue Agency (“CRA”). The summary also takes into account all Tax Proposals, and assumes that all such Tax Proposals will be enacted. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations. No assurance can be given that the Tax Proposals will be enacted.

This summary is not intended to be, nor should it be construed to be legal or tax advice to any particular Securityholder. Securityholders are urged to consult their own tax advisors concerning the tax consequences to them of the Recapitalization.

All amounts, including the cost of, interest or dividends, received and accrued on, and proceeds of disposition from, the Existing Notes, Existing Common Shares, Warrants, New Common Shares and New Loan must be determined in Canadian dollars at applicable exchange rates for the purposes of the Canadian Tax Act. The amount of interest and any capital gain or capital loss of an Existing Common Shareholder or Noteholder may be affected by fluctuations in Canadian dollar exchange rates.

Residents of Canada

The following discussion applies to Securityholders who, for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention, and at all relevant times, are residents of Canada (“Canadian Holders”). Certain Canadian Holders whose Existing Notes, Existing Common Shares and New Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat such Existing Notes, Existing Common Shares and New Common Shares as capital property by making an irrevocable election pursuant to subsection 39(4) of the Canadian Tax Act.

Noteholders

Exchange of the Existing Notes

A Canadian Holder will be considered to have disposed of Existing Notes upon the exchange of such notes for New Common Shares on the Effective Date. A Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will generally be required to include in income the amount of interest accrued or deemed to accrue on the Existing Notes up to the Effective Date or that became receivable or was received on or before the Effective Date, to the extent that such amounts have not otherwise been included in the Canadian Holder’s income for the year or a preceding taxation year. Any other Canadian Holder, including an individual, will be required to include in income for a taxation year any interest on the Existing Notes received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year. Where a Canadian Holder is required to include an amount in income on account of interest on the Existing Notes that accrues in respect of the period between December 30, 2007 and the Effective Date, the Canadian Holder should be entitled to a deduction in computing income of an equivalent amount.

In general, a Canadian Holder will realize a capital gain (or capital loss) on the exchange of the Existing Notes equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of such Existing Notes, plus any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is the same as described below under “Taxation of Capital Gains and Capital Losses”. A Canadian Holder’s proceeds of disposition of the Existing Notes upon the exchange of the Existing Notes for New Common Shares will be an amount equal to the fair market value (at the time of the exchange) of the New Common Shares received in exchange for the Existing Notes. A Canadian Holder will be considered to have acquired any New Common Shares at a cost equal to their fair market value (at the time of the exchange). It is the Company’s position that the Existing Notes are being exchanged for aggregate consideration of 88 million New Common Shares allocated to the principal amount of the Existing Notes. If all or a portion of the New Common Shares are not considered to be received as consideration for the settlement of the Existing Notes, Canadian Holders who are New Lenders may be required to include an amount in income for Canadian tax purposes. Canadian Holders should consult their own tax advisors.

Taxation of Interest on the New Loan

A Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will generally be required to include in income for a taxation year the amount of interest accrued or deemed to accrue on the New Loan to the end of the taxation year or that became receivable or was received by it before the end of the year, to the extent such amounts have not otherwise been included in such Canadian Holder’s income for the year or a preceding taxation year. Any other Canadian Holder, including an individual, will be required to include in income for a taxation year any interest on the New Loan received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year.

Sale, Redemption or Repayment of the New Loan

On a disposition or a deemed disposition of the New Loan, including repayment or purchase by the Company, a Canadian Holder will generally be required to include in income the amount of interest accrued or deemed to accrue to the date of disposition or that became receivable or is received on or before the date of disposition, to the extent that such amounts have not otherwise been included in the Canadian Holder’s income for the year or a preceding taxation year.

In general, a disposition or a deemed disposition of the New Loan will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any amount included in the Canadian Holder’s income as interest and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of the New Loan. Any such capital gain (or capital loss) will be subject to the treatment described under the heading “Taxation of Capital Gains and Losses” below.

Holding and Disposition of New Common Shares

The tax consequences to a Canadian Holder of holding New Common Shares are as described below under “Existing Shareholders — Dividends on New Common Shares” and “Existing Shareholders — Disposition of New Common Shares”.

Existing Shareholders

Redemption of Existing Common Shares

A Canadian Holder will realize a capital gain (or capital loss) on the redemption of the Existing Common Shares equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of such Existing Common Shares, plus any reasonable costs of disposition. The proceeds of disposition for these purposes will be an amount equal to the fair market value at the time of the redemption of the New Common Shares and Warrants received as consideration for the redemption of the Existing Common Shares, and such Canadian Holder will acquire the New Common Shares and Warrants for a cost equal to their fair market value at the time of the redemption. The tax treatment of any such capital gain (or capital loss) is the same as described below under “Taxation of Capital Gains and Capital Losses”.

A deemed dividend will not arise on the redemption of the Existing Common Shares as the paid-up capital of the Existing Common Shares is greater than the proceeds of disposition of the Existing Common Shares.

Dividends on New Common Shares

Dividends and deemed dividends on the New Common Shares will be included in a Canadian Holder’s income for purposes of the Canadian Tax Act. Such dividends received by an individual Canadian Holder will be subject to the gross-up and dividend tax credit rules provided for under the Canadian Tax Act. New Tembec may designate all or a portion of such dividends as “eligible dividends” that are entitled to the enhanced dividend tax credit. New Tembec will notify its shareholders of any such designations at the appropriate times. A Canadian Holder that is a corporation will include such dividends in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a “private corporation” as defined in the Canadian Tax Act, or a “subject corporation” (as such terms are defined in the Canadian Tax Act), may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the New Common Shares to the extent such dividends are deductible in computing the Canadian Holder’s taxable income.

Disposition of New Common Shares

A Canadian Holder will realize a capital gain (or capital loss) on a disposition or deemed disposition of New Common Shares (including a disposition by the Depositary Agent on behalf of a Canadian Holder of a fractional share interest in a New Common Share) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of such New Common Shares, plus any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is the same as described below under “Taxation of Capital Gains and Capital Losses”.

Exercise or Sale of Warrants

No gain or loss will be realized by a Canadian Holder upon the exercise of a Warrant. The cost to the Canadian Holder of each New Common Share acquired upon the exercise of a Warrant will be equal to the holder’s adjusted cost base of the Warrant immediately before the exercise thereof. The cost to the holder of each New Common Share acquired upon the exercise of a Warrant must then be averaged with the adjusted cost base of all other New Common Shares held by the Canadian Holder as capital property at the time of the exercise of the Warrant for purposes of subsequently computing the adjusted cost base of each New Common Share held by the Canadian Holder.

A Canadian Holder will realize a capital gain (or loss) on the disposition or deemed disposition of a Warrant (other than by exercise) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of such Warrant, plus any reasonable costs of disposition. The tax treatment of any capital gain (or capital loss) is the same as described below under “Taxation of Capital Gains and Capital Losses”.

Alternative Minimum Tax

Individuals (other than certain trusts) may be subject to an alternative minimum tax under the Canadian Tax Act upon realizing net capital gains or receiving dividends.

Rights Plan

A Canadian Holder will not recognize any income tax consequences as a result of the issuance of a Right under the Rights Plan.

Taxation of Capital Gains and Capital Losses

In general, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year will be included in the Canadian Holder’s income in the year and one-half of the amount of any capital loss realized by a Canadian Holder in a taxation year may be deducted from net taxable capital gains realized by the Canadian Holder in the year and any of the three preceding taxation years or in any subsequent year, to the extent and under the circumstances described in the Canadian Tax Act. The amount of any capital loss realized by a holder that is a corporation on the disposition of a share may be reduced by the amount of dividends received or deemed to be received by it on such share (or on a share for which the share has been substituted) to the extent and under the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly through a partnership or a trust.

Additional Refundable Tax

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including amounts in respect of interest and taxable capital gains.

Eligibility for Investment

The New Common Shares, when listed on the TSX, will be qualified investments under the Canadian Tax Act, and the Regulations for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans within the meaning of the Canadian Tax Act (collectively, the “Plans”). The Warrants will be qualified investments under the Canadian Tax Act and the Regulations for Plans (i) when the Warrants are listed on the TSX; or (ii), if the New Common Shares are qualified investments and New Tembec is not an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the governing Plan and New Tembec deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the governing Plan.

Non-Residents of Canada

The following discussion applies to a Securityholder who, for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not resident in Canada and does not use or hold the Existing Notes or the Existing Common Shares, and will not use or hold New Common Shares, Warrants or the New Loan in carrying on a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank that carries on a Canadian banking business.

Noteholders

Exchange of the Existing Notes

Upon the exchange of the Existing Notes for New Common Shares by a Non-Resident Holder pursuant to the Recapitalization, no taxes will be payable under the Canadian Tax Act by such a Non-Resident Holder.

Holding and Disposition of the New Loan

Under the Canadian Tax Act, the payment or deemed payment of interest in respect of the New Loan to a Non-Resident Holder will be exempt from Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable by a Non-Resident Holder under the Canadian Tax Act in respect of the acquisition, holding or repayment of the New Loan.

Holding and Disposition of New Common Shares

The tax consequences to a Non-Resident Holder holding New Common Shares are as described below under “Existing Shareholders — Dividends on New Common Shares” and “Existing Shareholders — Disposition of New Common Shares”.

Existing Shareholders

Redemption of Existing Common Shares

A Non-Resident Holder of Existing Common Shares will not be subject to Canadian tax in respect of the redemption of such Existing Common Shares unless such Existing Common Shares constitute taxable Canadian property to the Non-Resident Holder at the time of redemption and relief from taxation is not available under an applicable income tax treaty or convention.

Existing Common Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at the time of their disposition unless the Non-Resident Holder at that time owns, or at any time in the 60 months immediately preceding that time owned, either alone or together with persons with whom the Non-Resident Holder does not deal at arm’s length, 25% or more of the issued shares of any class or series of shares of the Company. An Existing Common Shareholder will acquire the New Common Shares and Warrants at a cost equal to their fair market value.

Dividends on New Common Shares

Dividends paid or credited and deemed to be paid or credited on New Common Shares to Non-Resident Holders will be subject to a non-resident withholding tax under the Canadian Tax Act at the rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention.

Disposition of New Common Shares

A disposition by a Non-Resident Holder of New Common Shares (including a disposition by the Depositary Agent on behalf of a Non-Resident Holder of a fractional share interest in a New Common Share) will not be subject to Canadian tax unless such New Common Shares constitute taxable Canadian property to the Non-Resident Holder at the time of the disposition and relief from taxation is not available under an applicable income tax treaty or convention.

Provided the New Common Shares are listed on a designated stock exchange (which includes the TSX) at the time of such disposition, generally such New Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at the time of their disposition unless the Non-Resident Holder at that time owns, or at any time in the 60 months immediately preceding that time owned, either alone or together with persons with whom the Non-Resident Holder does not deal at arm’s length, 25% or more of the issued shares of any class or series of the shares of New Tembec.

Warrants

No gain or loss will be realized by a Non-Resident Holder upon the exercise of a Warrant. The cost to the Non-Resident Holder of each New Common Share acquired upon the exercise of a Warrant will be equal to the holder’s adjusted cost base of the Warrant immediately before the exercise thereof. The cost to the holder of each New Common Share acquired upon the exercise of a Warrant must then be averaged with the adjusted cost base of all other New Common Shares held by the Non-Resident Holder as capital property at the time of the exercise of the Warrant for purposes of subsequently computing the adjusted cost base of each New Common Share held by the Non-Resident Holder.

A Non-Resident Holder will not be subject to Canadian tax in respect of the disposition or deemed disposition of a Warrant unless such Warrant constitutes taxable Canadian property to the Non-Resident Holder at the time of the disposition and relief from taxation is not available under an applicable income tax treaty or convention.

Provided the New Common Shares are listed on a designated stock exchange (which includes the TSX) at the time of such disposition, generally the Warrants will not constitute taxable Canadian property to a Non-Resident Holder at the time of their disposition unless the Non-Resident Holder at that time owns, or at any time in the 60 months immediately preceding that time owned, either alone or together with persons with whom the Non-Resident Holder does not deal at arm’s length, 25% or more of the issued shares of any class or series of the shares of New Tembec.

Rights Plan

A Non-Resident Holder will not be subject to Canadian tax as a result of the issuance of a Right under the Rights Plan.

Consequences to the Company

The exchange by the Company of Existing Notes for New Common Shares will result in the settlement or extinguishment of the Existing Notes pursuant to the Arrangement. This settlement or extinguishment will reduce, in prescribed order, certain tax attributes of the Company, including non-capital losses, net capital losses, cumulative eligible capital, undepreciated capital cost of depreciable property and the adjusted cost base of certain capital property (the “Tax Shield”). Generally, one half of the amount by which the amount of the settlement or extinguishment exceeds the Tax Shield will be required to be included in the Company’s income for the taxation year in which the Effective Date takes place. The Company does not expect that the exchange of Existing Notes for New Common Shares will result in a liability for tax.

Certain United States Federal Income Tax Considerations

Any discussion of U.S. federal income tax issues set forth in this Circular was written in connection with the promotion and marketing of the transactions described in this Circular. Such discussion was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on such person. Each Securityholder should seek advice based on its particular circumstances from an independent tax advisor.

The following summary describes the U.S. federal income tax considerations generally applicable to (i) U.S. Holders (as defined below) of Existing Common Shares that receive New Common Shares and Warrants in the Recapitalization and (ii) U.S. Holders of Existing Notes that receive New Common Shares in the Recapitalization and that provide the New Loan. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final U.S. Treasury regulations under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this Circular and all of which are subject to change (possibly with retroactive effect) or to differing interpretations. This summary applies only to Securityholders that hold Existing Common Shares or Existing Notes, as applicable, and will hold the New Common Shares and Warrants or New Common Shares and the New Loan, as applicable, as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular Securityholder in light of its particular circumstances or to Securityholders subject to special treatment under the U.S. federal income tax laws, including:

•	banks, insurance companies, trusts and financial institutions;

•	tax-exempt organizations;

•	mutual funds;

•	persons that have a functional currency other than the U.S. dollar;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	dealers in securities or foreign currency;

•	holders of Existing Common Shares who received their Existing Common Shares in compensatory transactions;

•

holders of Existing Common Shares or Existing Notes that hold their Existing Common Shares or Existing Notes as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	holders of the Existing Preferred Shares; and

•

holders that will hold 5% or more of New Tembec’s equity, either directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the Code, following the Recapitalization.

This summary does not discuss any state, local or non-U.S. tax considerations of the Recapitalization applicable to Securityholders who are U.S. Holders. Tembec will not request an advance ruling from the U.S. Internal Revenue Service regarding the U.S. federal income tax consequences of the Recapitalization. Tembec has not received an opinion from U.S. counsel regarding the U.S. federal income tax treatment of the Recapitalization or the U.S. federal income tax consequences to Securityholders. All Securityholders should consult their tax advisors regarding the U.S. federal income tax consequences applicable to their particular circumstances.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Existing Common Shares or Existing Notes that is a U.S. person. A U.S. person is:

•	an individual who is a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate that is subject to U.S. federal income tax on its worldwide income; or

•

a trust if (i) a U.S. court is able to exercise supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership holds Existing Common Shares or Existing Notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Existing Common Shares or Existing Notes should consult their tax advisors regarding the U.S. federal income tax consequences to them of the Recapitalization.

The Recapitalization

Passive Foreign Investment Company Status of the Company and New Tembec

Special U.S. federal income tax rules apply to a U.S. person that holds shares of a non-U.S. corporation that is or has been a passive foreign investment company (“PFIC”) at any time during which the U.S. person has held shares or options to acquire shares. A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, either (i) at least 75% of its gross income is “passive” income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If a non-U.S. corporation directly or indirectly owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of these tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

The Company does not believe that it was a PFIC for its taxable year ended September 29, 2007. The Company has not determined whether it was a PFIC in any prior year. Based on the projected composition of New Tembec’s income and assets, New Tembec does not expect to be a PFIC for the current taxable year. This conclusion is based, in part, on anticipated facts and circumstances, and therefore is subject to change. Unless specifically stated, the remainder of this discussion assumes that the Company has not been a PFIC at any time during a U.S. Holder’s holding period for its Existing Common Shares, and that New Tembec will not be a PFIC for its current taxable year. If the Company has been a PFIC at any time during a U.S. Holder’s holding period for its Existing Common Shares, the U.S. federal income tax consequences will be as described under “Existing Common Shareholders — Impact of PFIC Status” below.

Existing Common Shareholders

     Exchange of Existing Common Shares

The exchange by U.S. Holders of Existing Common Shares for New Common Shares and Warrants should be treated as a nonrecognition transaction for U.S. federal income tax purposes. Generally, a person that transfers certain property to a corporation in such a nonrecognition transaction solely in exchange for the corporation’s stock does not recognize gain or loss on the exchange. If the transferor receives not only stock but also money or other property (other than cash in lieu of fractional New Common Shares or a fractional Warrant) in the exchange, gain (but not loss) on the exchange must be recognized to the extent of the fair market value of the money or other property, but not in excess of the amount of the transferor’s realized gain.

     Warrants

The U.S. federal income tax treatment of the Warrants received in the transaction is not entirely clear. The Warrants may be treated as other, non-stock property received in addition to the New Common Shares. In this case, the U.S. Holder generally would recognize gain, if any, (but not loss) on the exchange of Existing Common Shares for New Common Shares and Warrants equal to the lesser of (i) the gain realized or (ii) the fair market value of the Warrants received. For this purpose, a U.S. Holder’s gain realized generally would equal (i) the fair market value of the New Common Shares and Warrants received less (ii) the U.S. Holder’s adjusted tax basis in the Existing Common Shares exchanged. The gain generally would be long-term capital gain if, at the time of the Recapitalization, the U.S. Holder held the Existing Common Shares for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. Any gain that a U.S. Holder recognizes generally would be treated as U.S.-source gain for U.S. foreign tax credit limitation purposes.

If the Warrants are treated as other, non-stock property, the U.S. Holder’s adjusted tax basis in the Warrants generally would be their fair market value at the time of the exchange. The U.S. Holder’s holding period for the Warrants would begin on the day after the exchange. The U.S. Holder’s aggregate adjusted tax basis in the New Common Shares received generally would equal the U.S. Holder’s aggregate adjusted tax basis in the Existing Common Shares exchanged, reduced by the value of the Warrants received, and increased by any gain recognized by the U.S. Holder on the exchange (other than any gain recognized with respect to a fractional New Common Share or a fractional Warrant).

Alternatively, the Warrants may be treated as a contingent right to receive additional New Common Shares in the future. In such case, a U.S. Holder generally would not recognize gain or loss upon the exchange of its Existing Common Shares for New Common Shares and Warrants, except for any gain or loss recognized with respect to a fractional New Common Share or a fractional Warrant. Until additional New Common Shares are received pursuant to the Warrants or the Warrants expire, the interim basis of the New Common Shares received by a U.S. Holder in exchange for its Existing Common Shares generally would be determined by assuming that such U.S. Holder will receive the additional New Common Shares. When and if the U.S. Holder receives the additional New Common Shares, the aggregate adjusted tax basis would be reallocated by the U.S. Holder among the New Common Shares actually received (if any). The holding period of the New Common Shares received by a U.S. Holder (including any additional New Common Shares received with respect to the Warrants) generally would include the holding period of the Existing Common Shares exchanged therefor, except for the portion of additional New Common Shares received with respect to the Warrants which represent imputed interest as described below, the holding period for which would begin on the day after receipt.

     Cash in Lieu of Fractional New Common Shares or Fractional Warrants

Cash received by a U.S. Holder in lieu of a fractional New Common Share or a fractional Warrant generally would be treated as a payment for the fractional New Common Share or fractional Warrant. A U.S. Holder that receives cash in lieu of a fractional New Common Share or a fractional Warrant generally would recognize capital gain or loss equal to the difference between (i) the amount of cash received and (ii) the U.S. Holder’s adjusted tax basis in the Existing Common Share allocable to the fractional New Common Share or fractional Warrant.

     Impact of PFIC Status

If the Company has been a PFIC at any time during a U.S. Holder’s holding period for its Existing Common Shares, the U.S. Holder generally would recognize gain, but not loss, upon exchanging its Existing Common Shares for New Common Shares and Warrants, regardless of how the Warrants are treated. Such gain generally would be equal to the excess of the fair market value of the New Common Shares and Warrants received over the U.S. Holder’s adjusted tax basis in the Existing Common Shares exchanged. Such gain would be recognized on a share-by-share basis and would be taxable as if it were an excess distribution under the PFIC rules, as described below under “Ownership of New Common Shares, Warrants and the New Loan after the Recapitalization — New Common Shares — PFIC Status of New Tembec.”

Noteholders

     Exchange of Existing Notes

The U.S. federal income tax treatment of the exchange of Existing Notes is unclear. It is the Company’s position that all of the New Common Shares received by holders of Existing Notes that make the New Loan are received in exchange for the Existing Notes (other than any of the 7 million New Common Shares issued to such holders in their capacity as Backstop Parties). If all of the New Common Shares were considered issued in exchange for the Existing Notes, the exchange would be treated as a nonrecognition transaction for U.S. federal income tax purposes, and, subject to the accrued interest, market discount and cash in lieu of fractional New Common Shares exceptions discussed below, a U.S. Holder of Existing Notes generally would not recognize gain or loss on the exchange.

Alternatively, U.S. Holders of Existing Notes who provide the New Loan could be treated as if a portion of the value of the New Common Shares received is interest or some other type of income with respect to the New Loan. U.S. Holders of Existing Notes should consult their tax advisors regarding the U.S. federal income tax consequences to them of the Recapitalization and the U.S. federal income tax treatment of the New Loan.

     Accrued Interest and Market Discount

Any consideration for the Existing Notes received by a U.S. Holder that is attributable to accrued and unpaid interest on the Existing Notes would be taxable as ordinary income. Such income would be treated as foreign-source income for U.S. foreign tax credit limitation purposes and generally would be “passive category income,” or, in some cases, “general category income.” If a U.S. Holder holds Existing Notes acquired at a “market discount,” upon the exchange of the Existing Notes for New Common Shares the U.S. Holder would be required to recognize as ordinary income the accrued market discount that has not been included in the U.S. Holder’s income. Such market discount would be treated as foreign-source income for U.S. foreign tax credit limitation purposes and generally would be “passive category income,” or, in some cases, “general category income.”

If all of the New Common Shares were considered issued in exchange for the Existing Notes, a U.S. Holder generally would be required to allocate a portion of the New Common Shares received to any accrued but unpaid interest on the Existing Notes. U.S. Holders should consult their tax advisors regarding the appropriate method of allocation and the treatment of any such New Common Shares.

     Cash in Lieu of Fractional New Common Shares

Cash received by a U.S. Holder in lieu of a fractional New Common Share would be treated as a payment for the fractional New Common Share. A U.S. Holder that receives cash in lieu of a fractional New Common Share generally would recognize capital gain or loss equal to the difference between (i) the amount of cash received and (ii) the U.S. Holder’s adjusted tax basis in the Existing Note allocable to the fractional New Common Share.

Ownership of New Common Shares, Warrants and the New Loan after the Recapitalization

New Common Shares

     Distributions

Subject to the PFIC rules discussed below, the gross amount of any cash distribution with respect to New Common Shares, before reduction for Canadian withholding tax, will be taxable to a U.S. Holder of New Common Shares as a dividend to the extent of New Tembec’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any cash exceeds New Tembec’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the New Common Shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of New Common Shares). Any balance in excess of the adjusted basis will be subject to tax as capital gain.

Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if New Tembec is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada is satisfactory for purposes of the qualified dividend provisions of the Code. A qualified foreign corporation does not include a non-U.S. corporation that is a PFIC for the taxable year in which a dividend is paid or was a PFIC for the preceding taxable year. Dividends on the New Common Shares should be eligible for this reduced rate of taxation as long as New Tembec is not a PFIC and is eligible for the benefits of the income tax treaty between the United States and Canada.

Distributions will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the U.S. Holder. These distributions will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

If New Tembec makes distributions on the New Common Shares in Canadian dollars, the U.S. dollar value of such distributions should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such distribution, a U.S. Holder’s tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the U.S. Holder generally will not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S.-source ordinary income or loss for U.S. foreign tax credit limitation purposes.

A U.S. Holder may be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld on distributions received by the U.S. Holder, subject to applicable limitations in the Code. Dividends paid on the New Common Shares will be foreign-source income, and generally will be “passive category income” or “general category income” for U.S. foreign tax credit limitation purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

     Sale, Exchange or Other Disposition

Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of New Common Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received and (ii) the U.S. Holder’s adjusted tax basis in the New Common Shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the New Common Shares for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes.

     PFIC Status of New Tembec

As discussed above, based on the projected composition of New Tembec’s income and assets, New Tembec does not expect that it will be a PFIC for the current taxable year. This conclusion is based on certain facts and assumptions, and therefore may be subject to change. If New Tembec were to become a PFIC at any time during which a U.S. Holder held New Common Shares, the U.S. Holder would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the New Common Shares and on any “excess distributions” received. Excess distributions are amounts received by a U.S. Holder with respect to its New Common Shares in any taxable year that exceed 125% of the average distributions received by the U.S. Holder in the shorter of either the three previous years or the U.S. Holder’s holding period for the New Common Shares before the current taxable year. Gain and excess distributions would be allocated ratably to each day that the U.S. Holder held New Common Shares. Amounts allocated to the current taxable year and to years before New Tembec became a PFIC would be treated as ordinary income. In addition, amounts allocated to each taxable year beginning with the year New Tembec first became a PFIC would be taxed at the highest rate in effect for that year. The tax would be subject to an interest charge at the rate applicable to underpayments of income tax. Under certain circumstances, a U.S. person may make certain elections to mitigate some of the tax consequences of holding shares of a PFIC. If New Tembec were a PFIC, a U.S. Holder would be required to file U.S. Internal Revenue Service Form 8621 for each year in which the U.S. Holder held New Common Shares.

U.S. Holders should consult their tax advisors regarding possible classification of New Tembec as a PFIC and the adverse tax consequences that would result from such classification.

Warrants

As discussed above, the U.S. federal income tax treatment of the Warrants is not entirely clear. The Warrants may be treated as other, non-stock property received in exchange for the Existing Common Shares, and specifically as rights to payment under a contract for U.S. federal income tax purposes. In such case, upon receipt of New Common Shares with respect to a Warrant or the sale, exchange or other disposition of a Warrant, a U.S. Holder would recognize capital gain or loss equal to the difference between (i) the fair market value of the New Common Shares or other consideration received (other than any portion of the New Common Shares or other consideration characterized as interest) and (ii) the U.S. Holder’s adjusted tax basis in the Warrant. Although this conclusion is not free from doubt, the receipt of shares with respect to a Warrant or the sale, exchange or other disposition of a Warrant generally would be treated as a payment under a contract for the sale or exchange of Existing Common Shares to which Section 483 of the Code applies. Under Section 483, a portion of the New Common Shares or other consideration received would be treated as interest, which would be treated as described below. In the event a U.S. Holder’s Warrants expire and the U.S. Holder does not receive New Common Shares, the U.S. Holder would recognize capital loss equal to the U.S. Holder’s adjusted tax basis in its Warrants. The capital gain or loss generally would be long-term capital gain or loss if, at the time of exercise, disposition or expiration, the U.S. Holder has held the Warrant for more than one year.

A U.S. Holder’s basis in New Common Shares received with respect to a Warrant generally would be equal to the fair market value of such New Common Shares on the date such New Common Shares are received. A U.S. Holder’s holding period in such New Common Shares generally would begin on the day after receipt of such New Common Shares.

Alternatively, the Warrants may be treated as a contingent right to receive additional New Common Shares in the future. In such case, a U.S. Holder generally would not recognize gain or loss upon receipt of additional New Common Shares, except for the portion of additional New Common Shares received with respect to the Warrants which represent imputed interest. Under Section 483 of the Code, a portion of the additional New Common Shares received with respect to the Warrants would be treated as interest, which would be treated as ordinary income to the U.S. Holder of the Warrant. The interest amount would equal the excess of the value of the New Common Shares received over the present value of the New Common Shares at the time of the Recapitalization, calculated using the Applicable Federal Rate (“AFR”) as the discount rate. The AFR is a rate reflecting an average of market yields on Treasury debt obligations for different ranges of maturities that is published monthly by the U.S. Internal Revenue Service. The relevant AFR would be the lower of the lowest AFR in effect during the three-month period ending with the month that includes the date on which there is a binding written agreement setting forth the terms of the Recapitalization or the lowest AFR in effect during the three-month period ending with the month that includes the date of the Recapitalization. The maturity range of the relevant AFR would correspond to the period from the date of the Recapitalization to the date the New Common Shares are received or deemed received. A U.S. Holder of a Warrant would be required to include in income Section 483 interest using such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

As described above, when a U.S. Holder receives New Common Shares with respect to a Warrant, its aggregate adjusted tax basis in all New Common Shares held would equal its aggregate adjusted tax basis in the Existing Common Shares originally exchanged. The holding period of the New Common Shares received by a U.S. Holder (including any additional New Common Shares received with respect to the Warrants) generally would include the holding period of the Existing Common Shares exchanged therefor, except that the portion of additional New Common Shares received which represent imputed interest would begin a new holding period on the day after receipt.

New Loan

As described above under “The Recapitalization — Noteholders,” the U.S. federal income tax treatment of the New Loan is uncertain and extremely complex. As described above under “The Recapitalization — Noteholders,” it is the Company’s position that the New Common Shares received by holders of Existing Notes that make the New Loan are received in exchange for the Existing Notes (other than any of the 7 million New Common Shares issued to such holders in their capacity as Backstop Parties). In this case, each U.S. Holder that provides a portion of the New Loan would be required to include interest on its portion of the New Loan in its gross income as the interest is received or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Interest received by a U.S. Holder with respect to the New Loan would treated as foreign-source income for U.S. foreign tax credit limitation purposes, and generally would be “passive category income,” or, in some cases, “general category income.”

Alternatively, the New Loan could be considered to be issued with original issue discount (“OID”) for U.S. federal income tax purposes. U.S. Holders of Existing Notes should consult their tax advisors regarding the U.S. federal income tax consequences to them of receiving interest on and making the New Loan.

Information Reporting and Backup Withholding

In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements generally may apply to the exchange of Existing Notes and Existing Common Shares in the Recapitalization and to the proceeds of dispositions of New Common Shares, Warrants, and the New Loan that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Such information reporting requirements also generally will apply to payments of interest on the New Loan and dividends on New Common Shares. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. Holder furnishes the required information to the U.S. Internal Revenue Service in a timely manner.

RISK FACTORS

The following information is a summary of certain risk factors relating to the business of Tembec and the Recapitalization.

Risk Factors Relating to Tembec’s Business

Product Demand and Prices

Tembec’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Tembec is not able to predict with certainty market conditions and selling prices for its products. There can be no assurance that prices for Tembec’s products will not decline from current levels, or when such prices may increase. Tembec has, in the past, and may, in the future, decide to schedule market-related production downtime as a result. Any prolonged or severe market weakness for any of Tembec’s principal products may adversely affect Tembec’s revenues, results of operations, cash flow and its ability to satisfy its obligations under its indebtedness and its capital expenditure requirements.

Foreign Exchange

Revenues for most of Tembec’s products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the Euro. The prices for many of Tembec’s products, including those Tembec sells in Canada and Europe, are generally driven by US dollar reference prices. As a result, any decrease in the value of the US dollar relative to the Canadian dollar and the Euro reduces the amount of revenues Tembec realizes on its sales. In addition, since Tembec’s business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange rates can significantly affect a unit’s relative profitability when compared to competing manufacturing sites in other currency jurisdictions. This could result in a business unit’s inability to maintain its operations during periods of low prices or demand.

Availability and Price of Fibre

Fibre represents Tembec’s major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements grant timber tenure for terms varying from 5 to 25 years and are generally subject to regular renewals every 5 years. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. Tembec cannot predict the extent to which aboriginal land claims or other rights will affect Tembec’s existing Crown tenures or Tembec’s private timberlands or its ability to harvest timber from these sources in the future, or its ability to renew or secure other sources in the future.

There can also be no assurance that Tembec’s agreements with provincial governments will continue to be renewed or extended by the provincial governments on acceptable terms or that the amount of timber that is allowed to be harvested will not be further decreased. Further changes in legislation or regulatory regimes in provinces in which Tembec operates may change fee structures payable in relation to the harvesting of timber, may reduce the availability of fibre and may increase the costs through the imposition of additional and more stringent harvesting, rehabilitation and silvicultural standards. These changes could have a material adverse effect on Tembec’s business, financial condition and results of operations.

Energy Costs

Energy is an important component of mill costs, especially for high-yield pulp mills, newsprint and paper mills. The majority of the energy purchased is in the form of electricity. Higher fossil fuel prices, mainly natural gas, impact on Tembec’s energy costs. In 2002, the power market in the province of Ontario was deregulated. The impact of deregulation has meant more volatile electricity costs for Tembec’s Ontario operations.

Labour

The maintenance of a productive and efficient labour environment cannot be assured. Approximately 67% of Tembec’s workforce is unionized. Collective agreements governing approximately 29% of Tembec’s unionized employees will be under negotiation in the next fiscal year. Tembec may not be able to negotiate acceptable new collective agreements upon expiration of the existing agreements. This could result in a strike or work stoppage by the affected workers. Renewal of agreements could result in higher wages or benefits paid to union members. Therefore, Tembec could experience a disruption of its operations or higher ongoing labour costs, which could have a material adverse effect on its business, financial condition, results of operations and cash flow.

Furthermore, at many of Tembec’s facilities, as well as those of the North American industry as a whole, reductions in employment levels due to technological and process improvements have resulted in a workforce with longer average years of service. This increases the cost of pensions and benefits.

Environmental Regulations

Tembec’s operations are subject to industry specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. Tembec incurs, and expects to continue to incur capital and operating expenditures in order to comply with applicable environmental laws and regulations. Charges by the provincial and federal regulator in connection with effluent discharges from the Temiscaming Complex have been recently settled. No assurance can be given that changes in environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on Tembec’s business, financial condition and results of operations. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with such environmental laws and regulations could be financed from Tembec’s available cash flow.

First Nations’ Land Claims

Canadian courts have recognized that aboriginal people may possess rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. The courts have encouraged the federal and provincial governments and aboriginal people to resolve rights claims through the negotiation of treaties. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest or for which they are seeking compensation from various levels of government. Tembec, cognizant of its presence in territories on which aboriginal people assert rights and interests, has concluded agreements with many First Nations including the Ktunaxa Nation Tribal Council, the Missanabie Cree First Nation, the Wahgoshig First Nation, the Nipissing First Nation, the Taykwa Tagamou Nation, the Timiskaming First Nation, the Wolf Lake First Nation, the Eagle Village First Nation, the Pikogan First Nation, the Listuguj First Nation and the Long Point First Nation.

Tembec cannot predict whether aboriginal land claims or other rights will affect Tembec’s existing Crown lands or its private timberlands or its ability to harvest timber from these sources in the future, or its ability to renew or secure other sources in the future. Furthermore, any failure to reach an agreement, conflict or disagreement with an aboriginal group could have a material adverse effect on its operations.

Operation and Maintenance of Equipment

The production of lumber, pulp and paper is capital intensive. Although Tembec maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment in Tembec’s various production processes will not need to be repaired or replaced. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on Tembec’s business, financial condition and results of operations.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are run 24 hours a day seven days a week with target uptime in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at “full” rate even when demand is not sufficient to absorb all of the output. This can increase the quantity of products offered in the market and therefore have a negative impact on product prices, further increasing the inherent cyclicality of the industry.

Trade Restrictions/Lumber Export Duties

Tembec’s manufacturing operations are located primarily in Canada. However, a significant portion of Tembec’s sales are conducted in international markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The imposition of duties by any country to which Tembec exports its products could have a material adverse effect on its business, financial condition and cash flow.

Since October 12, 2006, Tembec’s sawmills are subject to an export tax on shipments to the U.S. Québec and Ontario sawmills are also subject to an export quota. The tax and quotas may adversely affect Tembec’s financial position.

Financial Risks/Debt Service

There is no assurance that Tembec’s business will generate sufficient cash flow from operations in the future to service Tembec’s debt and make necessary capital expenditures.

The Definitive New Loan Documentation will contain covenants that may limit management’s ability to act in certain circumstances. This may place restrictions on Tembec’s ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. A failure to comply with the obligations contained in the Definitive New Loan Documentation could permit acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions.

Disruption in Transportation Services

Tembec relies primarily on third parties for transportation of manufactured products, as well as delivery of raw materials. A significant portion of the products Tembec manufactures and the raw materials used are transported by railroad or trucks, which are highly regulated. If any of Tembec’s transportation providers were to fail to deliver Tembec’s products in a timely manner, Tembec may be unable to sell such products at full value, or at all. Similarly, if any of these providers were to fail to deliver raw materials in a timely manner, Tembec may be unable to manufacture products in response to customer demand. In addition, if any of these third parties were to cease operations or cease doing business with Tembec, Tembec may be unable to replace them at a reasonable cost. Any failure of a third party transportation provider to deliver raw materials or finished products in a timely manner could harm Tembec’s reputation and negatively impact customer relationships.

Natural Events

The forest products industry is periodically subject to natural events such as forest fires, adverse weather conditions, insect infestation, tree disease, prolonged drought and other natural disasters. The occurrence of any of these events could have a material adverse effect on Tembec’s business, financial condition and results of operations. The Mountain Pine Beetle continues to pose a significant threat to the lodge pole pine forest in the interior regions of British Columbia. While impacts in the southeastern region of the interior, where Tembec operates two sawmills, are less than in the central region, infestation levels continue to be significant in Tembec’s operating areas. Lodge pole pine accounts for more than 70% of the total timber volume harvested in British Columbia and more than 80% of the total timber volume harvested by Tembec in the province. If the outbreak continues to spread, the potential implications for Tembec include reduced fibre supply availability, a change in lumber product mix, increased costs and a decrease in the quality of lumber produced.

Growth Strategy/Acquisitions

Tembec has a publicly stated objective of growing its operations. Based on past experience, a significant portion of this growth will likely occur through acquisitions and other forms of business combinations. While Tembec continues to evaluate strategic acquisition opportunities, there can be no assurance that Tembec will be able to make further acquisitions on acceptable terms, establish, maintain or increase the profitability of acquired businesses or integrate such businesses successfully into Tembec’s operations. In addition, there can be no assurance that Tembec will be able to realize long-term cost savings or synergetic benefits from the acquisitions of such businesses.

Performance of Pension Fund Investments

Tembec’s future funding obligations for its defined benefit pension plans depend upon changes to the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine minimum funding levels, actuarial data and experience, and any changes in governmental laws and regulations. Any adverse change to any of these factors may require Tembec to increase its cash contributions to the pension plans, and those added contributions could have a material adverse effect on its cash flows and results of operations.

Risk Factors Relating to the Issuance of New Securities

Lack of Established Market for New Common Shares and Warrants

There is not currently a public market for the New Common Shares or Warrants issuable under the Recapitalization and there can be no assurance that a public market for such securities will develop after the Effective Date. Holders of the Recapitalization securities may liquidate their investment rather than hold such securities on a long-term basis. Accordingly, the market, if any, for the Recapitalization securities may be volatile, at least for an initial period, and may be depressed for a period of time until the market has time to absorb these sales and to observe the performance of Tembec. Furthermore, if New Common Shares are issued pursuant to the Warrants, the holders of New Common Shares will incur dilution.

No assurance can be given as to the market price of the New Common Shares or Warrants on or after the Effective Date.

Tax Risks

The Company has taken the position that 88 million New Common Shares are being delivered to Noteholders in consideration of the full settlement of the Existing Notes. No assurances can be made that the Company’s position will be accepted by the CRA, and if it is not accepted the tax consequences to Noteholders may be different from that described above under “Certain Canadian Federal Income Tax Consequences”. In particular, Canadian Holders who are New Lenders may be required to include a portion of the value of the New Common Shares received in income for Canadian tax purposes. Noteholders who are Canadian Holders are advised to consult their own tax advisors regarding the potential tax consequences.

The U.S. federal income tax treatment of the delivery of New Common Shares for Existing Notes is unclear, and may differ from the Company’s position. In such case, Noteholders that are U.S. Holders (as defined under “Certain United States Federal Income Tax Considerations”) could be required to treat a portion of the value of the New Common Shares received as interest accrued over the term of the New Loan or as some other type of income with respect to the New Loan. Noteholders that are U.S. Holders are advised to consult their own tax advisors regarding the potential tax consequences.

If, as part of the Recapitalization, any amounts payable to Non-Resident Holders are determined to be subject to withholding tax, the payor will withhold and remit amounts as required by law.

Risks Relating to Non-Implementation of the Recapitalization

As stated above:

•	The Company has incurred significant net losses in the past and expects to incur a net loss in fiscal 2008;

•

In the current business environment, the Company’s operations have generated insufficient cash flows to fund capital expenditures, interest payments and seasonal increases in working capital and as a result, the Company has had to borrow to meet these obligations;

•	The Company has a significant amount of indebtedness;

•	The Existing 2009 Senior Notes in the principal amount of US$350 million mature in June 2009; and

•	The Existing Notes contain covenants that may limit management’s ability to incur additional indebtedness.

In the event that the Recapitalization is not implemented then:

•	The Company’s net indebtedness will not be reduced by approximately $1.2 billion and the associated net reduction in debt service costs would not be achieved;

•	The Company’s requirement to refinance US$350 million of maturing Existing 2009 Senior Notes in June 2009 would not be eliminated;

•	The US$300 million of new liquidity that is to be provided as part of the Recapitalization would not be available to the Company and replacement financing may not be available; and

•

There is a risk that the Company’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance its operations and the Company may be unable to meet its obligations as they generally become due.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company and Tembec Industries are KPMG LLP, Montréal, Québec.

The Transfer Agent and registrar of the Existing Common Shares and New Common Shares is Computershare Trust Company of Canada at its office in the city of Montréal.

The Trustee for the Existing Notes is HSBC Bank USA, National Association.

LEGAL MATTERS

Certain legal matters in connection with the Recapitalization will be passed upon on behalf of Tembec by Goodmans LLP, Toronto, Ontario, as to matters of Canadian law. Tembec has been represented by Shearman & Sterling LLP, Toronto, Ontario, as to matters of U.S. law.

ADDITIONAL INFORMATION

The following information can be obtained on SEDAR at www.sedar.com:

•	financial information about the Company and Tembec Industries, which is provided in their comparative financial statements;

•	management’s discussion and analysis for the Company and Tembec Industries for the fiscal year ended September 29, 2007;

•	the Annual Information Form for each of the Company and Tembec Industries; and

•	other regulatory filings.

or by written request directed to:

Secretary Tembec Inc. Suite 1050 800 René-Lévesque Blvd. West Montréal, Québec Canada H3B 1X9

The Company and Tembec Industries file Annual Reports on Form 40-F and furnish Reports on Form 6-K with the SEC. SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that the Company or Tembec Industries filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of the Public Reference Room.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact the information agent at:

North American Toll Free Number: 1-866-783-6756

APPROVAL OF PROXY CIRCULAR BY THE BOARDS OF DIRECTORS

The contents of this Circular and its sending to Existing Common Shareholders and Noteholders has been approved by the directors of Tembec Inc. and Tembec Industries.

DATED January 25, 2008.

BY ORDER OF THE BOARDS OF DIRECTORS OF TEMBEC INC. AND TEMBEC INDUSTRIES INC.

Tony Fratianni (signed)
Vice-President, General Counsel and Secretary

CONSENT OF BMO CAPITAL MARKETS

We hereby consent to the references to our firm’s fairness opinion dated December 18, 2007 and our opinion dated January 18, 2008 required by the CBCA policy statement under “Summary”, “Description of the Recapitalization — Fairness Opinion”, “Description of the Recapitalization — Court Approval and Completion of the Arrangement” and “Description of the Recapitalization — Recommendation of the Board of Directors” in the Circular and to the inclusion of the fairness opinion and CBCA opinion in the Circular.

Toronto, Ontario	BMO Nesbitt Burns Inc. (signed)
January 25, 2008

CONSENT OF KPMG LLP

We have read the Management Proxy Circular of Tembec Inc. (the “Company”) dated January 25, 2008 relating to a proposed Plan of Arrangement and Recapitalization of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at September 29, 2007 and September 30, 2006 and the consolidated statements of operations, comprehensive loss, retained earnings (deficit) and cash flows for the years then ended. Our report is dated November 8, 2007.

Montréal, Canada	KPMG LLP (signed)

January 25, 2008	Chartered Accountants

APPENDIX A

FORM OF NOTEHOLDERS’ RESOLUTIONS

NOTEHOLDERS’ ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

the plan of arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Tembec Arrangement Inc. (“New Tembec”), Tembec Industries Inc. and Tembec Enterprises Inc. as more particularly described and set forth in the Plan of Arrangement (the “Plan”) set forth in Appendix “D” to the management proxy circular of Tembec Industries Inc. (“Tembec Industries”) dated January 25, 2008 (the “Circular”), be and is hereby authorized, approved and adopted;

2.

the arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated January 25, 2008 between New Tembec, Tembec Industries, Tembec Inc. and Tembec Enterprises Inc., as described in the Circular, is hereby authorized and approved and the actions of the directors of Tembec Industries in approving the Arrangement Agreement and the Arrangement and the actions of the directors of Tembec Industries in executing and delivering the Arrangement Agreement and causing the performance by Tembec Industries of its obligations thereunder, is hereby ratified, authorized and approved;

3.

notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice, the board of directors of Tembec Industries, without further notice to, or approval of, the securityholders of Tembec Industries, are hereby authorized and empowered to (A) amend the Arrangement Agreement, to the extent permitted by the Arrangement Agreement and (B) subject to the terms of the Arrangement Agreement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

4.

any one director or officer of Tembec Industries be and is hereby authorized and directed, for and on behalf of Tembec Industries (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed by, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

5.

the proper officers and authorized signatories of Computershare Investor Services Inc. and HSBC Bank USA, National Association be and are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

NOTEHOLDERS’ RIGHTS PLAN RESOLUTION

BE IT RESOLVED THAT:

1.	the shareholder rights plan for New Tembec, as described in the Circular and part of the Plan, is hereby authorized, approved and adopted; and

2.

any one officer or director of Tembec Industries is hereby authorized and directed, for and on behalf of Tembec Industries (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of Tembec Industries or otherwise, and to delivered, or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to this these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing.

A-1

APPENDIX B

FORM OF SHAREHOLDERS’ RESOLUTIONS

AMENDMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

By-Law 2008-A adopted by the directors of Tembec Inc. (the “Company”) is approved and sanctioned, such by-law authorizing the Company to file, with the Registraire des entreprises (Québec), Articles of Amendment to amend the Articles of Amendment of the Company confirmed by certificate issued under Part IA of the Companies Act (Québec) on February 11, 2000, as follows:

(a)	by amending the rights, privileges, restrictions and conditions of the existing class of Common shares,

(b)	by amending the rights, privileges, restrictions and conditions of the existing Class B Series 2 shares,

(c)	by amending the rights, privileges, restrictions and conditions of the existing Class B Series 4 shares,

(d)	by creating an additional class of shares without par value to be designated Class D shares, of which the Company shall be authorized to issue an unlimited number, and

(e)	changing the name of the Company to “Tembec Holdings Inc.” or such other name as the directors of the Company may select,

the whole as more substantially described in Schedule “A” attached to Articles of Amendment, a copy of which Schedule “A” is attached hereto and is hereby approved;

2.

notwithstanding the passing of this resolution by the holders of existing common shares of the Company (the “Shareholders”), the board of directors of the Company, without further notice to, or approval of, the Shareholders, may revoke this resolution at any time prior to the matters referred to in the foregoing resolutions becoming effective; and

3.

any one officer or director of the Company is hereby authorized and directed, for and on behalf of the Company (whether under seal or otherwise), to execute and deliver, or cause to be executed and delivered, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to this these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing.

SHAREHOLDERS’ RECAPITALIZATION RESOLUTION

BE IT RESOLVED THAT:

1.

the issuance of 95,000,000 common shares of Tembec Arrangement Inc. pursuant to a plan of arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (CBCA) of Tembec Arrangement Inc., Tembec Industries Inc. and Tembec Enterprises Inc. and involving the Company, as more particularly described and set forth in Appendix “D” to the management proxy circular (the “Circular”) of the Company dated January 25, 2008, be and is hereby authorized, approved and adopted;

2.

the arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated January 25, 2008 between Tembec Arrangement Inc., Tembec Industries Inc., the Company and Tembec Enterprises Inc. as described in the Circular, is hereby authorized and approved and the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder, are hereby confirmed, ratified, authorized and approved;

3.

notwithstanding that this resolution has been approved by the Shareholders, the directors of the Company are hereby authorized and empowered without further notice to, or approval of, the Shareholders, to amend the Arrangement Agreement, to the extent permitted by the Arrangement Agreement, at any time prior to the effective time of the Arrangement;

4.

any one officer or director of the Company is hereby authorized and directed, for and on behalf of the Company (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of the Company or otherwise, and to delivered, or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to this these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing; and

5.

the proper officers and authorized signatories of Computershare Investor Services Inc. be and are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

SHAREHOLDERS’ RIGHTS PLAN RESOLUTION

BE IT RESOLVED THAT:

1.	the shareholder rights plan for Tembec Arrangement Inc., as described in the Circular and part of the Plan, is hereby authorized, approved and adopted; and

2.

any one officer or director of the Company is hereby authorized and directed, for and on behalf of the Company (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of the Company or otherwise, and to delivered, or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to this these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing.

SCHEDULE “A” TO THE ARTICLES OF AMENDMENT OF

TEMBEC INC.

1.

The following section is added to Schedule 1-A attached to the Articles of Amendment of the Company confirmed by Certificate of Amendment issued on February 11, 2000 describing the rights, privileges, restrictions and conditions of the Common shares:

1.4	Obligatory Redemption

Effective upon the date of the certificate issued by the Director appointed under Section 260 of the Canada Business Corporations Act (CBCA) giving effect to the plan of arrangement between the Tembec Arrangement Inc., Tembec Industries Inc. and Tembec Enterprises Inc. (the “Arrangement”), the Company shall have the right to redeem, without the consent of the holders thereof and without giving notice in writing to such holders, the Common shares of the Company issued and outstanding in the name of all of the holders of Common shares of the Company other than Tembec Arrangement Inc. and, in lieu of cash consideration, the price payable for each Common share of the Company so redeemed will be satisfied by the issuance to such holders, for each Common share of the Company held upon the date of the Arrangement, of 0.058400 of a Common share of Tembec Arrangement Inc. and a warrant to purchase 0.129778 of a Common share of Tembec Arrangement Inc., which warrant shall be deemed to be exercised and shall be automatically converted to one common share of Tembec Arrangement Inc. if the 20-day volume-weighted average trading price of the common shares of Tembec Arrangement Inc. reaches $12.00, and furthermore provided that no fractional common shares or warrants of Tembec Arrangement Inc. shall be issued, but shall instead be aggregated and sold and the proceeds therefrom pooled and distributed pursuant to the Arrangement. The certificate(s) for the Common shares so redeemed and the Common shares represented thereby shall thereupon be cancelled.

2.

The following section is added to Schedule 1-B2 attached to the Articles of Amendment of the Company confirmed by Certificate of Amendment issued on February 11, 2000 describing the rights, privileges, restrictions and conditions of the Class B Series 2 shares:

1.7	Obligatory Redemption

Effective upon the date of the Arrangement, all of the Class B Series 2 shares of the Company issued and outstanding shall, without the consent of the holders thereof and without giving notice in writing to such holders, be redeemable at the option of the Company by paying to such holders the redemption price of $0.0001 for each Class B Series 2 share of the Company held upon the date of the Arrangement. The certificate(s) for the Class B Series 2 shares so redeemed shall thereupon be redeemed and the Class B Series 2 shares represented thereby shall thereupon be cancelled.

3.

The following section is added to Schedule 1-B4 attached to the Articles of Amendment of the Company confirmed by Certificate of Amendment issued on February 11, 2000 describing the rights, privileges, restrictions and conditions of the Class B Series 4 shares:

2.	Obligatory Redemption

Effective upon the date of the Arrangement, all of the Class B Series 4 shares of the Company issued and outstanding shall, without the consent of the holders thereof and without giving notice in writing to such holders, be redeemable at the option of the Company by paying to such holders the redemption price of $0.0001 for each Class B Series 4 share of the Company held upon the date of the Arrangement. The certificate(s) for the Class B Series 4 shares so redeemed shall thereupon be redeemed and the Class B Series 4 shares represented thereby shall thereupon be cancelled.

4.	The Company is authorized to issue an unlimited number of Class D shares, all without par value which shall carry the following rights, privileges, restrictions and conditions:

4.1	Definitions

With respect to the Class D shares, the following terms shall have the meanings ascribed to them below:

4.1.1	“Act” means the Companies Act (Quebec).

4.1.2	“Redemption Amount” in respect of each Class D Share means $1.

4.1.3

“Redemption Price” in respect of each Class D Share means the Redemption Amount together with all dividends declared thereon and unpaid up to the date of liquidation, dissolution or winding up or the date of redemption, as the case may be.

4.2	Dividends

The holders of the Class D shares shall be entitled to receive and the Company shall pay thereon, as and when declared by the board of directors out of the moneys of the Company properly applicable to the payment of dividends, non-cumulative preferential dividends at a rate per share per annum to be determined by the board of directors.

Payment of dividends (less any tax required to be withheld by the Company) shall, subject as hereinafter provided, be made by cheque of the Company payable at par at any branch in Canada of the Company’s bankers or in such other manner as the payee may approve. Dividends which are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Company.

Except with the consent in writing of the holders of all the Class D shares outstanding, no dividends shall at any time be declared and paid, or declared and set aside for payment, on the Common shares or any other shares of the Company ranking junior to the Class D shares, in any year, unless the full amount of the dividends declared for such year on the Class D shares then issued and outstanding shall have been paid, or provided for, at the date of such declaration and payment or setting aside of dividends on the Common shares or other shares of the Company ranking junior to the Class D shares.

The holders of the Class D shares shall not be entitled to any dividends other than or in excess of the cash dividends hereinbefore provided for.

4.3	No Voting Rights

Except as otherwise provided in the Act, the holders of the Class D shares shall not be entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of the Company.

4.4	Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other return of capital or distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class D shares shall be entitled to receive in respect of each such share, before any distribution of any part of the assets of the Company among the holders of the Common shares and any other shares of the Company ranking junior to the Class D shares, an amount equal to the Redemption Price. After payment to the holders of the Class D shares of the amount so payable to such holders as herein provided, the holders of the Class D shares shall not be entitled to share in any further distribution of the property or assets of the Company.

4.5	Redemption at the Option of the Company

Subject to the Act, the Company shall, at its option, be entitled to redeem at any time or times all or any part of the Class D shares registered in the name of any holder of any such Class D shares on the books of the Company with or without the consent of such holder by giving notice in writing to such holder, (unless such notice is waived by the holder) specifying:

4.5.1	that the Company desires to redeem all or any part of the Class D shares registered in the name of such holder;

4.5.2	if part only of the Class D shares registered in the name of such holder is to be redeemed, the number thereof to be so redeemed;

4.5.3	the Redemption Price;

4.5.4

the business day (in this paragraph referred to as the “Redemption Date”) on which the Company desires to redeem such Class D shares. The Redemption Date shall be the date that is 30 day(s) after the date on which the notice is given by the Company or such other date as the Company and such holder may agree; and

4.5.5	the place of redemption.

The Company shall, on the Redemption Date, subject to paragraph 4.7 below, redeem such Class D shares by paying to such holder an amount equal to the aggregate Redemption Price (less any tax required to be withheld by the Company) on presentation and surrender of the certificate(s) for the Class D shares so called for redemption at such place as may be specified in such notice. The certificate(s) for such Class D shares shall thereupon be cancelled and the Class D shares represented thereby shall thereupon be redeemed. Payment of the aggregate Redemption Price for the Class D shares to be redeemed shall be made, at the option of the Company, (i) by delivery to such holder of a cheque of the Company payable at par at any branch in Canada of the Company’s bankers; (ii) by wire transfer by the Company to the holder of the Class D shares; or (iii) by a demand note with a principal amount equal to the aggregate Redemption Price for the Class D shares to be redeemed. From and after the Redemption Date, such Class D shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class D shares in respect thereof unless payment of the Redemption Price is not made on the Redemption Date, or on presentation and surrender of the certificate(s) for the Class D shares so called for redemption, whichever is later, in which case the rights of the holder of the Class D shares shall remain unaffected until payment in full of the Redemption Price.

Where at any time, some, but not all, of such Class D shares are to be redeemed, the Class D shares to be redeemed shall be selected by lot in such manner as the board of directors determines, or as nearly as may be in proportion to the number of Class D shares registered in the name of each holder, or in such other manner as the board of directors determines.

4.6	Redemption at the Option of the Holder

Subject to the Act, a holder of any Class D shares shall be entitled to require the Company to redeem at any time or times any Class D shares registered in the name of such holder on the books of the Company by tendering to the Company at its registered office a share certificate representing the Class D shares which the holder desires to have the Company redeem together with a request in writing (in this paragraph referred to as a “Redemption Demand”), (unless such request is waived by the Company) specifying:

4.6.1	that the holder desires to have the Class D Share represented by such certificate redeemed by the Company;

4.6.2	if part only of the Class D shares registered in the name of such holder is to be redeemed, the number thereof to be so redeemed; and

4.6.3

the business day (in this paragraph referred to as the “Redemption Date”) on which the holder desires to have the Company redeem such Class D shares. The Redemption Date shall be the date that is one business day(s) after the date on which the Redemption Demand is tendered to the Company or such other date as the holder and the Company may agree.

The Company shall, on such Redemption Date, subject to paragraph 4.7 below, redeem all Class D shares required to be redeemed by paying to such holder an amount equal to the aggregate Redemption Price (less any tax required to be withheld by the Company) on presentation and surrender of the certificate(s) for the Class D shares to be so redeemed at the registered office of the Company. The certificate(s) for such Class D shares shall thereupon be cancelled and the Class D shares represented thereby shall thereupon be redeemed. Payment of the aggregate Redemption Price for the Class D shares to be redeemed shall be made, at the option of the Company, (i) by delivery to such holder of a cheque of the Company payable at par at any branch in Canada of the Company’s bankers; (ii) by wire transfer by the Company to the holder of the Class D shares; or (iii) by a demand note with a principal amount equal to, the aggregate Redemption Price for the Class D shares to be redeemed. From and after the Redemption Date, such Class D shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class D shares in respect thereof unless payment of the said Redemption Price is not made on the Redemption Date, in which case the rights of the holder of the Class D shares shall remain unaffected until payment in full of the Redemption Price.

4.7	Partial Redemption

If less than all Class D shares represented by a certificate are redeemed, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Class D shares which have not been redeemed.

APPENDIX C

INTERIM ORDER AND NOTICE OF APPLICATION

Court File No. 08-CL-7367

ONTARIO SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE MADAM	) THURSDAY, THE 24TH
JUSTICE PEPALL	)
) DAY OF JANUARY, 2008

THE MATTER OF AN APPLICATION UNDER SECTION 192 OF CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF TEMBEC ARRANGEMENT INC., TEMBEC INDUSTRIES INC. AND TEMBEC ENTERPRISES INC. CONCERNING THE ISSUANCE OF COMMON SHARES OF TEMBEC ARRANGEMENT INC. IN EXCHANGE FOR NOTES HELD BY THE NOTEHOLDERS OF TEMBEC INDUSTRIES INC, AND COMMON SHARES HELD BY THE SHAREHOLDERS OF TEMBEC INC.

TEMBEC ARRANGEMENT INC., TEMBEC INDUSTRIES INC.
and TEMBEC ENTERPRISES INC.

Applicants

ORDER

THIS MOTION made by the Applicants, Tembec Arrangement Inc. ("New Tembec"), Tembec Industries Inc. ("TII") and Tembec Enterprises Inc. ("TEI"), pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA"), for an interim order for advice and directions in connection with the within application (the "Application"), was heard this day at 330 University Avenue., Toronto, Ontario.

ON READING the Notice of Application, Notice of Motion and the Affidavit of Michel J. Dumas sworn January 22, 2008 (the "Dumas Affidavit"), and the exhibits thereto, and on hearing the submissions of counsel for New Tembec, TII and TEI, and on being advised of the letter of non-appearance delivered by the Director appointed under the CBCA,

C-l

Definitions

1.

THIS COURT ORDERS that all capitalized terms not otherwise defined in this Order shall have the meanings ascribed thereto in the Plan of Arrangement attached as Appendix D to the draft management proxy circular (the "Circular") attached as Exhibit "A" to the Dumas Affidavit.

The Noteholders' Meeting

2.

THIS COURT ORDERS that TII shall be permitted to call, hold and conduct the Noteholders' Meeting, at which Noteholders will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, the Noteholders' Resolution, a copy of which is attached as Appendix A to the Circular, to, among other things, authorize, approve and agree to the Arrangement and Plan of Arrangement.

3.

THIS COURT ORDERS that the record date (the "Record Date") for entitlement to notice of the Noteholders' Meeting and for entitlement to vote at the Noteholders' Meeting shall be January 21, 2008.

4.

THIS COURT ORDERS that the Chair of the Noteholders' Meeting shall be determined by TII and the quorum required for the Noteholders' Meeting shall be satisfied if two or more Noteholders entitled to vote are present, in person or by proxy.

5.

THIS COURT ORDERS that the Noteholders' Meeting shall be called, held and conducted in accordance with the notice of meeting of Noteholders forming part of the Circular (the "Notice"), the CBCA, the articles and by-laws of TII and the terms of this Order and any further Order of this Honourable Court.

6.

THIS COURT ORDERS that the only persons entitled to attend at the Noteholders' Meeting shall be: (a) the Noteholders as of the Record Date or their respective proxy holders, financial and legal advisors; (b) the officers, directors, counsel, auditors and financial and other advisors of TII; (c) representatives and advisors of New Tembec, TEI and Tembec Inc.; (d) the Director; and (e) other persons who may receive the permission of the Chair of the Noteholders' Meeting.

7.

THIS COURT ORDERS that at the Noteholders' Meeting, TII may also transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Noteholders' Meeting.

Amendments to the Arrangement and Plan of Arrangement

8.

THIS COURT ORDERS that New Tembec, TII and TEI are authorized to make, subject to the terms of the Arrangement Agreement and the Plan of Arrangement, such amendments, revisions and/or supplements to the Arrangement and to the Plan of Arrangement as they may determine and the Arrangement and the Plan of Arrangement, as so amended, revised and/or supplemented, shall be the Arrangement and the Plan of Arrangement to be submitted to the Noteholders at the Noteholders' Meeting and shall be the subject of the Noteholders' Arrangement Resolution.

Adjournments and Postponements

9.

THIS COURT ORDERS that TII, if it deems advisable is specifically authorized to adjourn or postpone the Noteholders' Meeting on one or more occasions, without the necessity of first convening the Noteholders' Meeting or first obtaining any vote of Noteholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by such method as TII may determine is appropriate in the circumstances.

Notice of the Noteholders' Meeting

10.

THIS COURT ORDERS that TII shall give notice of the Noteholders' Meeting, substantially in the form of the Notice, subject to TII's ability to change the final form of Notice.

Solicitation of Proxies

11.

THIS COURT ORDERS that TII is authorized to use proxies at the Noteholders' Meeting, either substantially in the form accompanying the draft Circular or in such other form as TII may determine to be reasonable in the circumstances. New Tembec and TII are authorized, at their expense, to solicit proxies, directly and through their officers, directors and employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine.

12.

THIS COURT ORDERS that any proxy to be used at the Noteholders' Meeting must be received by Computershare Investor Services Inc. either by courier or mail to 9th Floor, 100 University Avenue, Toronto, Ontario Canada, M5J 2Y1, prior to 5:00 p.m. (Toronto time) on. February 20, 2008. Notwithstanding the foregoing, TII may waive, but has no obligation to do so, the time limit for the deposit of proxies by Noteholders if TII deems it advisable to do so.

13.

THIS COURT ORDERS that Noteholders will be entitled to revoke a proxy given at any time prior to the exercise thereof at the Noteholders' Meeting by:

(a)

depositing an instrument in writing executed by such Noteholder or by an attorney authorized in writing, or, if the Noteholder is a corporation, by a duly authorized officer or attorney thereof, at 800 Rene-Levesque Blvd. West, Suite 1050, Montreal, Quebec, H3B 1X9, at any time up to and including the last Business Day preceding the Noteholders' Meeting, or with the Secretary of the Noteholders' Meeting on the day of such Noteholders' Meeting; or

(b)

in any other manner permitted by law.

Method of Distribution of Noteholders' Meeting Materials and Court Materials

14.

THIS COURT ORDERS that the Applicants are hereby authorized to distribute the Notice of Application, this Order, the Notice, the Circular, the forms of proxy, the New Loan Participation Form and any other communications or documents determined by the Applicants to be necessary or desirable (collectively, the "Noteholders' Meeting Materials"), as applicable:

(a)

to (i) registered Noteholders entitled to vote as at the Record Date, (ii) the directors of TII, (iii) the auditor of TII, and (iv) the Director, by pre-paid ordinary mail, by delivery, in person or by courier, not later than twenty-one (21) days prior to the date established for the Noteholders' Meeting in the Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of TII as at the Record Date; and

(b)

to non-registered Noteholders by TII complying with its obligations under National Instrument 54-101 of the Canadian Securities Administrators.

15.

THIS COURT ORDERS that, in the event that the Applicants elect to distribute the Noteholders' Meeting Materials pursuant to paragraph 14, then the Applicants are hereby directed to distribute the Notice of Application, this Order, the Circular and any other communications or documents determined by the Applicants to be necessary or desirable (collectively, the "Court Materials"), concurrently with the distribution described in paragraph 14(a) of this Order, to the holders of Existing Common Shares and the holders of Options of Tembec Inc., by pre-paid ordinary mail, or, for those holders of Options as at the Record Date, that are currently employees, officers or directors of Tembec Inc. or any of its subsidiaries, by email. Distribution to such persons shall be to their addresses (whether electronic or otherwise) as they appear on the books and records of Tembec Inc. as at the Record Date.

16.

THIS COURT ORDERS that the Applicants are hereby authorized to make such amendments, revisions or supplements ("Additional Information") to the Noteholders' Meeting Materials and the Court Materials as the Applicants may determine in accordance with the Arrangement Agreement, and the Applicants shall distribute such Additional Information by one or more of the following methods: press release, newspaper advertisement, pre-paid ordinary mail, delivery., in person or by courier, or by the most reasonably practicable method in the circumstances as the Applicants may determine.

17.

THIS COURT ORDERS that distribution of the Noteholders' Meeting Materials and the Court Materials, as well as any Additional Information, pursuant to paragraphs 14, 15 and 16 of this Order, shall constitute good and sufficient service and notice thereof upon all such persons of the Noteholders' Meeting and the within Application. Further, no other form of service of the Noteholders' Meeting Materials, Court Materials or any Additional Information or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Noteholders' Meeting to the persons described in paragraphs 14,15 and 16 of this Order or to any other persons.

18.

THIS COURT ORDERS that a failure or omission to distribute the Noteholders' Meeting Materials, Court Materials and/or any Additional Information in accordance with paragraphs 14, 15 and 16 of this Order as a result of mistake or of events beyond the control of the Applicants., shall not constitute a breach of this Order or a defect in the calling of the Noteholders' Meeting and shall not invalidate any resolution passed or proceedings taken at the Noteholders' Meeting, but if any such failure or omission is brought to the attention of the Applicants, then the Applicants shall use commercially reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Participation by Noteholders in New Loan

19.

THIS COURT ORDERS that the record date for Qualifying Noteholders to participate in the New Loan is January 21, 2008 (the "Participation Record Date").

20.

THIS COURT ORDERS that only Qualifying Noteholders as at the Participation Record Date are entitled to participate in the New Loan.

21.

THIS COURT ORDERS that Qualifying Noteholders that are interested in participating in the New Loan will be required to:

(i)

properly complete and duly execute their New Loan Participation Form;

(ii)

ensure that their broker guarantees the New Loan Participation Form by affixing its brokerage stamp to the New Loan Participation Form endorsed by the prime broker and restricted to the number of Existing Notes held by the Noteholder as of the Record Date; and

(iii)

forward their properly completed, duly executed and medallion/signature guaranteed New Loan. Participation Forms to the Depositary Agent (9th floor, 100 University Avenue, Toronto., Ontario, M5J 2Y1, Attention: Corporate Actions), on or prior to February 15, 2008 or such later date as TII may determine is appropriate in the circumstances (the "New Loan Participation Deadline").

22.

THIS COURT ORDERS that Qualifying Noteholders intending to participate in the New Loan will not be accepted if the Depositary Agent has not received the New Loan Participation Form, properly completed, duly executed and signature guaranteed, by the New Loan Participation Deadline or such later date as TII may determine is appropriate in the circumstances.

Voting

23.

THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Noteholders' Arrangement Resolution or such other business as may be properly brought before the Noteholders' Meeting shall be the Noteholders as at the Record Date.

24.

THIS COURT ORDERS that the Noteholders' Arrangement Resolution must be passed at the Noteholders' Meeting by the affirmative vote of not less than two-thirds of the votes cast in respect of the Noteholders' Arrangement Resolution by the Noteholders, voting together as a single class, present in person or represented by proxy and who are entitled to vote at the Noteholders' Meeting. Such vote shall be sufficient to authorize and direct the Applicants to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Noteholders, subject only to final approval of the Arrangement by this Honourable Court.

25.

THIS COURT ORDERS that in respect of the vote on the Arrangement Resolution and any other matters properly brought before the Noteholders' Meeting, each Noteholder is entitled to one vote for each US $1.00 principal amount plus accrued and unpaid interest as at December 30, 2007. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Noteholders' Arrangement Resolution.

26.

THIS COURT ORDERS that New Tembec be and is hereby permitted to pass a unanimous director's resolution to approve the Arrangement in lieu of calling, holding and conducting a special meeting for the purposes thereof.

Hearing of Application for Approval of the Arrangement

27.

THIS COURT ORDERS that, upon the passing of the Noteholders' Arrangement Resolution pursuant to the provisions of paragraph 24 hereof and the delivery of the director's resolution of New Ternbec pursuant to paragraph 26 hereof, the Applicants shall be permitted to apply to this Honourable Court for final approval of the Arrangement pursuant to the within Notice of Application.

28.

THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the within Application shall be:

(a) New Tembec, TII and TEI;

(b) Tembec Inc.;

(c) the Director; and

(d) any person who has filed a Notice of Appearance herein in accordance with the provisions hereof, the Notice of Application and the Rules of Civil Procedure.

29.

THIS COURT ORDERS that no person, including, without limitation any Noteholders or Indenture Trustees, shall have any rights to terminate, accelerate, amend or declare in default any contract or other agreement including, without limitation,, the Indentures, to which any of the Applicants or Tembec Inc. are a party, due to the Applicants being a party to this proceeding, having made an application to this Court pursuant to section 192 of the CBCA or having failed to make any interest or other payments during the period prior to such time as the within Arrangement is approved by the Court and implemented by the Applicants, without further order of this Court.

30.

THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for the Applicants at the following address: Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, Canada M5B 2M6, Attention: Tom Friedland / Robert J. Chadwick / Lauren Butti.

31.

THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons set out in paragraph 28 shall be entitled to be given notice of the adjourned date.

32.

THIS COURT ORDERS that any materials to be filed by the Applicants in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

33.

THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Order and the terms of any instrument creating, governing or collateral to the Existing Notes or the articles or by-laws of TII, this Order shall govern.

34.

THIS COURT ORDERS that it respectfully seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States of America to act in aid of and to assist this Court in carrying out the terms of this Order.

35.

THIS COURT ORDERS that the Applicants, shall be entitled to seek leave to vary this Order upon such terms and upon the giving of such notice as this Honourable Court may direct and any other party affected by the relief granted in this Order shall be entitled to seek leave to vary this Order within one week of the distribution of the Noteholders' Meeting Materials and the Court Materials pursuant to paragraphs 14 and 15 of this Order, and upon giving two clear days notice to the Applicants' counsel, as identified in paragraph 30 of this Order.

TEMBEC ARRANGEMENT INC.,		IN THE MATTER OF AN APPLICATION UNDER	Court File No: G8-CL-7367
TEMBEC INDUSTRIES INC. and	and	SECTION 192 OF THE CANADA BUSINESS
TEMBEC ENTERPRISES INC.		CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS
AMENDED, AND RULES 14.05(2) AND 14.05(3) OF
Applicants		THE RULES OF CIVIL PROCEDURE

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

ORDER

GOODMANS LLP
Barristers & Solicitors
250 Yonge Street
Suite 2400
Toronto, Ontario
M5B 2M6

Benjamin Zarnett LSUC#: 17247M
Tom Friedland LSUC#: 31848L
Lauren Butti LSUC#: 47083W
Tel: (416) 979-2211
Fax: (416) 979-1234

Solicitors for the Applicants

ONTARIO SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF TEMBEC ARRANGEMENT INC., TEMBEC INDUSTRIES INC. AND TEMBEC ENTERPRISES INC. CONCERNING THE ISSUANCE OF COMMON SHARES OF TEMBEC ARRANGEMENT INC. IN EXCHANGE FOR NOTES HELD BY THE NOTEHOLDERS OF TEMBEC INDUSTRIES INC. AND COMMON SHARES HELD BY THE SHAREHOLDERS OF TEMBEC INC.

TEMBEC ARRANGEMENT INC., TEMBEC INDUSTRIES INC.
and TEMBEC ENTERPRISES INC.

Applicants

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicants. The claim made by the Applicants appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on Wednesday, February 27, 2008, at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with, any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicants' lawyer or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date January 22, 2008	Issued by

TO:	ALL NOTEHOLDERS OF TEMBEC INDUSTRIES INC. AS AT JANUARY 21, 2008

AND TO:	TEMBEC INC.
800 Rene-Levesque Blvd. West
Suite 1050 Montreal, Quebec
H3B 1X9

AND TO:	ALL HOLDERS OF COMMON SHARES OF TEMBEC INC. AS AT JANUARY 21, 2008

AND TO:	ALL HOLDERS OF OPTIONS OF TEMBEC INC. AS AT JANUARY 21, 2008

AND TO:	ALL DIRECTORS OF TEMBEC ARRANGEMENT INC., TEMBEC INDUSTRIES INC. AND TEMBEC ENTERPRISES INC.

AND TO:	THE DIRECTOR
Compliance & Policy Directorate
Corporations Canada, Industry Canada
9th Floor, Jean Edmonds Tower South
365 Laurier Avenue West
Ottawa, Ontario K1A OC8

APPLICATION

1.

THE APPLICANTS MAKE APPLICATION FOR:

a)

an interim Order for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA") with respect to a proposed arrangement (the "Arrangement") of Tembec Arrangement Inc. ("New Tembec"), Tembec Industries Inc. ("TII") and Tembec Enterprises Inc. ("TEI") concerning the issuance of common shares of New Tembec in exchange for notes held by the Noteholders of TII and common shares held by the shareholders of Tembec Inc.

b)

an Order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and

c)

such further and other relief as this Honourable Court may deem just.

2.

THE GROUNDS FOR THE APPLICATION ARE:

a)

section 192 of the CBCA;

b)

New Tembec, TII and TEI are corporations governed by the CBCA;

c)

the Applicants wish to effect fundamental changes in the nature of an arrangement under the provisions of the CBCA;

d)

all statutory requirements under the CBCA have been fulfilled or will be fulfilled by the return date of this Application;

e)

the directions set out in, and Noteholder approvals required pursuant to, any interim Order this Court may grant have been followed and obtained, or will be followed and obtained, by the return date of this Application;

f)

it is not practicable for the Applicants to effect the Arrangement under any other provision of the CBCA;

g)

New Tembec intends to rely upon the securities registration exemption found in section 3(a)(10) of the United States Securities Act, 1933 with respect to the common shares of New Tembec to be issued pursuant to the Arrangement. If made, the final order approving the Arrangement will constitute the basis for this exemption;

h)

the Arrangement is in the best interests of New Tembec, TII and TEI;

i)

the Arrangement is procedurally and substantively fair and reasonable to all affected parties;

j)

certain of the Noteholders of TII are resident outside of Ontario and will be served at their addresses as they appear on the books and records of TII as at January 21, 2008, pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any interim Order for advice and directions granted by this Honourable Court;

k)

rules 14.05(2), 14.05(3) and 38 of the Rules of Civil Procedure; and

1)

such further and other grounds as counsel may advise and this Honourable Court may permit.

3.

THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

a)

such interim Order as may be granted by this Honourable Court;

b)

an affidavit, to be sworn on behalf of the Applicants, with exhibits thereto, outlining the basis for the within application and for an interim Order for advice and directions;

c)

a further affidavit, to be sworn on behalf of the Applicants, with exhibits thereto, reporting as to compliance with any interim Order and the results of any meeting conducted pursuant to such interim Order; and

d)

such further and other material as counsel may advise and this Honourable Court may permit.

January 22,2008	GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2M6

Benjamin Zarnett LSUC#: 17247M
Tom Friedland LSUC#:31848L
Lauren Butti LSUC#: 47083W

Tel: (416) 979-2211
Fax: (416) 979-1234

Solicitors for the Applicants

TEMBEC ARRANGEMENT INC.,		IN THE MATTER OF AN APPLICATION UNDER
TEMBEC INDUSTRIES INC. and	and	SECTION 192 OF THE CANADA BUSINESS
TEMBEC ENTERPRISES INC.		CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS
Applicants		AMENDED, AND RULES 14.05(2) AND 14.05(3) OF
THE RULES OF CIVIL PROCEDURE

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
Proceeding commenced at Toronto

NOTICE OF APPLICATION
(returnable February 27,2008)

GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2M6
Benjamin Zarnett LSUC#: 17247M
Tom Friedland LSUC#:31S48L
Lauren Butti LSUC#:470S3W
Tel: (416) 979-2211
Fax: (416) 979-1234
Solicitors for the Applicants
GOODMANS\\5530648

APPENDIX D

PLAN OF ARRANGEMENT

Court File No. 08-CL-7367

ONTARIO SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF TEMBEC ARRANGEMENT INC., TEMBEC INDUSTRIES INC. AND TEMBEC ENTERPRISES INC. CONCERNING THE ISSUANCE OF COMMON SHARES OF TEMBEC ARRANGEMENT INC. IN EXCHANGE FOR NOTES HELD BY THE NOTEHOLDERS OF TEMBEC INDUSTRIES INC. AND COMMON SHARES HELD BY THE SHAREHOLDERS OF TEMBEC INC.

TEMBEC ARRANGEMENT INC., TEMBEC INDUSTRIES INC.
and TEMBEC ENTERPRISES INC.

Applicants

PLAN OF ARRANGEMENT

February 22, 2008

TABLE OF CONTENTS

ARTICLE 1

INTERPRETATION

Section 1.1  Definitions.

In this Plan of Arrangement, unless otherwise stated or unless the context otherwise requires:

“1933 Act” means the United States Securities Act of 1933, as now in effect and as it may be amended from time to time prior to the Effective Date.

“Additional Backstop” means the backstop commitment to the New Loan provided by the Additional Backstop Parties for the Additional Backstop Amount;

“Additional Backstop Agreements” means the backstop agreements on substantially similar terms to the Initial Backstop Agreements entered into by the Additional Backstop Parties with Tembec Inc., TII and TEI outlining the terms of each Additional Backstop Party’s backstop commitment, together with all agreements and documents entered into in connection with, and referred to in, such backstop agreements;

“Additional Backstop Amount” means the amount of the New Loan that the Additional Backstop Parties have committed to backstop (which cannot exceed an aggregate amount of US$201,500,000);

“Additional Backstop Default Amount” means the aggregate amount of any backstop commitments not funded by Additional Backstop Parties in default of their obligations under the Additional Backstop Agreements;

“Additional Backstop Parties” means those Noteholders (or their affiliates) who: (a) are designated by the Tembec Companies no later than January 31, 2008; (b) enter into Support Agreements; and (c) enter into the Additional Backstop Agreements;

“Additional Backstop Party’s Commitment Percentage” means, with respect to each Additional Backstop Party, (x) the amount of the Additional Backstop committed by such Additional Backstop Party pursuant to its Additional Backstop Agreement divided by (y) the New Loan Amount;

“Amendment Resolution” has the meaning given to it in the definition of “Shareholders’ Meeting”;

“Arrangement” means the arrangement under Section 192 of the CBCA, on the terms and subject to the conditions set forth in this Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated January 25, 2008 between Tembec Inc., TII, New Tembec and TEI, as amended or restated from time to time, pursuant to which such parties have agreed to implement the steps required to complete the Arrangement;

“Backstop” means, collectively, the Initial Backstop and the Additional Backstop;

“Backstop Agreements” means, collectively, the Additional Backstop Agreements and the Initial Backstop Agreements;

“Backstop Default” means any default by an Initial Backstop Party under its Initial Backstop Agreement to fund the amount of the Initial Backstop committed by such Initial Backstop Party pursuant to its Initial Backstop Agreement and/or any default by an Initial Backstop Party under its Initial Backstop Agreement to fund its relevant portion of the Additional Backstop Default Amount;

“Backstop Parties” means, collectively, the Initial Backstop Parties and the Additional Backstop Parties;

“Business Day” means a day, other than a Saturday or a Sunday, on which commercial banks are generally open for business in Montréal, Québec, Toronto, Ontario and New York, New York;

“CBCA” means the Canada Business Corporations Act, R. S. C. 1985, c. C-44, as now in effect and as it may be amended from time to time prior to the Effective Date;

“CDN$” or “$” means Canadian dollars;

“CDS” means CDS Clearing and Depository Services Inc., or any successor thereof;

“Certificate” means the certificate of arrangement to be issued by the Director giving effect to this Plan of Arrangement;

“Circular” means the management proxy circular regarding, inter alia, the Recapitalization, distributed to Shareholders and Noteholders in connection with the Meetings;

“Combined Rights Plan Resolution” means the combined resolution resulting from the Shareholders’ Rights Plan Resolution and the Noteholders’ Rights Plan Resolution on a pro forma basis, as described in the Circular under “Information Concerning the Meetings — Quorum and Voting Requirements — Combined Rights Plan Resolution”;

“Consenting Noteholders” means all Noteholders that have executed Support Agreements;

“Court” means the Ontario Superior Court of Justice, Commercial List;

“Director” means the Director appointed under Section 260 of the CBCA;

“DTC” means The Depository Trust Company, or any successor thereof;

“Effective Date” means the date shown on the Certificate;

“Effective Time” means such time on the Effective Date as may be specified in writing by New Tembec prior to the Effective Date;

“Entitlements” means the legal, equitable, contractual and any other rights or claims of any Person: (a) with respect to, arising out of, or in connection with, the Existing Common Shares (other than any legal, equitable, contractual and any other rights of New Tembec with respect to, arising out of, or in connection with, the one Existing Common Share to be held by it in accordance with Section 4.1(o)); (b) with respect to, arising out of, or in connection with, the Existing Notes and the Existing Indentures, including, without limitation, the Note Obligations and the Guarantee Obligations; and (c) to acquire or receive any of the foregoing;

“Excess Shares” has the meaning given to it in Section 4.6;

“Excess Warrants” has the meaning given to it in Section 4.6;

“Existing 2009 Indenture” means the trust indenture among TII, Tembec Inc. and the Indenture Trustee dated April 6, 1999 and the First Supplemental Indenture thereto dated March 14, 2003 under which the Existing 2009 Senior Notes were issued;

“Existing 2011 Indenture” means the trust indenture among TII, Tembec Inc. and the Indenture Trustee dated January 19, 2001 and the First Supplemental Indenture thereto dated June 12, 2001 under which the Existing 2011 Senior Notes were issued;

“Existing 2012 Indenture” means the trust indenture among TII, Tembec Inc. and the Indenture Trustee dated March 13, 2002 under which the Existing 2012 Senior Notes were issued;

“Existing 2009 Senior Notes” means the 8.625% senior unsecured notes of TII due June 30, 2009 issued pursuant to the Existing 2009 Indenture;

“Existing 2011 Senior Notes” means the 8.50% senior unsecured notes of TII due February 1, 2011 issued pursuant to the Existing 2011 Indenture;

“Existing 2012 Senior Notes” means the 7.75% senior unsecured notes of TII due March 15, 2012 issued pursuant to the Existing 2012 Indenture;

“Existing Class B Shares” means the existing Series 2 Class B Shares and the existing Series 4 Class B Shares in the capital of Tembec Inc.;

“Existing Common Shares” means the existing common shares in the capital of Tembec Inc.;

“Existing Company Securities” means the Existing Common Shares and the Existing Notes;

“Existing Indentures” means, collectively, the Existing 2009 Indenture, the Existing 2011 Indenture and the Existing 2012 Indenture;

“Existing Notes” means, collectively, the Existing 2009 Senior Notes, the Existing 2011 Senior Notes and the Existing 2012 Senior Notes;

“Existing IQ Note” means the unsecured promissory note dated February 2, 2000 issued by Tembec Inc. to IQ in the outstanding principal amount of approximately $20,000,000 as at December 19, 2007;

“Existing Securityholders” means, collectively, holders of the Existing Common Shares and holders of the Existing Notes;

“Final Order” means the final order of the Court approving this Plan of Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as granted or affirmed;

“Fractional Holders” has the meaning given to it in Section 4.6;

“Fractional Share Cash Proceeds” has the meaning given to it in Section 4.6;

“Fractional Warrant Cash Proceeds” has the meaning given to it in Section 4.6;

“GAAP” has the meaning given to it in Section 1.2;

“Guarantee Obligations” means all of Tembec Inc.’s obligations under the Existing Notes and the Existing Indentures as guarantor of the Note Obligations;

“Indenture Trustee” means HSBC Bank USA, National Association, as trustee under the Existing Indentures;

“Initial Backstop” means the backstop commitment provided by the Initial Backstop Parties for the New Loan Amount;

“Initial Backstop Agreements” means, in the case of JPM SI, the backstop loan commitment agreement dated as of December 18, 2007 entered into with Tembec Inc., TII and TEI and, in the case of the other Initial Backstop Parties, the backstop participation agreement dated as of December 18, 2007 entered into with JPM NA, each outlining the terms of the Initial Backstop Party’s backstop commitment, together with all agreements and documents entered into in connection with, and referred to in, such backstop agreements;

“Initial Backstop Amount” means the New Loan Amount minus the Additional Backstop Amount;

“Initial Backstop Parties” means those Noteholders (or their affiliates) that have executed the Initial Backstop Agreements;

“Initial Backstop Party’s Commitment Percentage” means, with respect to each Initial Backstop Party, (x) the amount of the Initial Backstop committed by such Initial Backstop Party pursuant to its Initial Backstop Agreement divided by (y) the New Loan Amount;

“Interim Order” means the interim order of the Court dated January 24, 2008 pursuant to Section 192 of the CBCA as the same may be amended;

“IQ” means Investissement Québec;

“IQ/SGF Agreement” has the meaning given to it in Section 4.1(a);

“JPM” means, collectively, JPM NA and JPM SI;

“JPM Backstop” means the commitment by JPM to advance the New Loan Amount (U.S.$264,500,000 in the case of JPM NA and U.S.$35,500,000 in the case of JPM SI), subject to certain conditions, as set out in the JPM Commitment Agreements;

“JPM Commitment Agreements” means the commitment agreements dated as of December 18, 2007 entered into by JPM with Tembec, TII and TEI outlining the terms and conditions of the JPM Backstop;

“JPM NA” means JPMorgan Chase Bank, N.A.;

“JPM SI” means J.P. Morgan Securities Inc.;

“Meeting Date” means February 22, 2008, subject to any postponement or adjournment or further Order;

“Meetings” means, collectively, the Shareholders’ Meeting and the Noteholders’ Meeting;

“Newco” means a newly incorporated, wholly-owned subsidiary of TII, incorporated under the CBCA;

“New Common Shares” means the new common shares in the capital of New Tembec, to be created in connection with the Recapitalization;

“New GP” means a general partnership formed by TII and TEI under the Partnerships Act (Ontario);

“New Lenders” means, collectively, those Qualifying Noteholders who, directly or through an affiliate, participate in funding the New Loan, including, for greater certainty, in their capacity as Backstop Parties in the event of any Participation Shortfall to be funded by the Backstop Parties, and JPM NA in the event of any Backstop Default to be funded by JPM NA;

“New Loan” means the new term loan to TII or a successor company of TII maturing in 2012 for the New Loan Amount to be advanced by the New Lenders;

“New Loan Agreement” means the agreement governing the New Loan dated as of the Effective Date, in a form satisfactory to TII and JPM, acting reasonably;

“New Loan Amount” means US$300,000,000;

“New Preferred Shares” means the new non-voting preferred shares in the capital of Tembec Inc. to be created in connection with the Recapitalization;

“New Shares” means, collectively, the New Common Shares, the New Preferred Shares and the New Tembec Preferred Shares;

“New Tembec” means Tembec Arrangement Inc., a company incorporated under the CBCA;

“New Tembec Preferred Shares” means the new preferred shares in the capital of New Tembec to be created in connection with the Recapitalization;

“New TINV USA” means a newly incorporated, wholly-owned subsidiary of TII, incorporated under the law of the State of Delaware;

“Noteholder Released Parties” has the meaning given to it in Section 6.4;

“Noteholders” means holders of the Existing Notes;

“Noteholder’s Additional Pro Rata Share” means with respect to each Noteholder who, directly or through an affiliate, is a New Lender, or with respect to each Noteholder who is an affiliate of a New Lender, as the case may be, (x) the amount of the New Loan actually funded by the New Lender, divided by (y) the New Loan Amount;

“Noteholders’ Claim Amount” means US$1.2 billion, being the aggregate principal amount of all Noteholders’ claims in respect of the Existing Notes;

“Noteholders’ Meeting” means the meeting of the Noteholders to be held pursuant to the Interim Order on February 22, 2008 to consider and, if deemed advisable, to approve the Arrangement and to consider such other matters as may properly come before such meeting;

“Noteholder’s Pro Rata Share” means, with respect to each holder of the Existing Notes, (x) the principal amount owing on the Existing Notes held by such Noteholder divided by (y) the Noteholders’ Claim Amount;

“Noteholders’ Rights Plan Resolution” means the resolution of the Noteholders approving the adoption of the Rights Plan pursuant to the Plan of Arrangement;

“Note Obligations” means all of TII’s obligations under the Existing Notes and the Existing Indentures;

“Order” means any order of the Court in these proceedings including, without limitation, the Interim Order and the Final Order;

“Participated Amount” means the aggregate amount of the New Loan funded by the New Lenders, other than amounts funded by the Backstop Parties and/or JPM NA pursuant to the Initial Backstop, the Additional Backstop and/or the JPM Backstop, as applicable;

“Participation Shortfall” means the difference between the New Loan Amount and the Participated Amount;

“Particular Time” means the time which is immediately before the time that is immediately before the time the transactions set out in Section 4.2(c)(i) are effective;

“Person” means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement pursuant to Section 192 of the CBCA;

“Qualifying Noteholders” means a Noteholder as of the Record Date that: (a) in the case of a Noteholder resident in the United States, is a “qualified institutional buyer” within the meaning of Rule 144A under the 1933 Act; (b) in the case of a Noteholder resident in a province or territory of Canada, would otherwise qualify as an “accredited investor” as such term is defined in the National Instrument 45-106 Prospectus and Registration Exemptions; or (c) in the case of a Noteholder resident outside of Canada or the United States, would otherwise qualify as an “accredited investor” as such term is defined in the National Instrument as if such Noteholder was resident in Canada and can demonstrate to Tembec Inc. that it is qualified to participate in the New Loan in accordance with the laws of its jurisdiction of residence;

“Qualifying Noteholder’s Pro Rata Share” means, with respect to each Qualifying Noteholder that is a New Lender, (x) the principal amount owing on the Existing Notes held by such New Lender as at the Record Date divided by (y) the Noteholders’ Claim Amount;

“Record Date” means January 21, 2008;

“Recapitalization” means the transactions contemplated herein;

“Registered Shareholder” means a holder of an Existing Common Share as shown in the register maintained by or on behalf of Tembec Inc. for the Existing Common Shares;

“Rights Plan” means the shareholder rights plan to be adopted by New Tembec as part of the Plan of Arrangement, as described in the Circular;

“SGF” means Société générale de financement du Québec;

“Shareholders” means the holders of Existing Common Shares;

“Shareholders’ Meeting” means the meeting of the Shareholders to be held pursuant to the Companies Act (Quebec) on February 22, 2008 to: (a) consider and, if deemed advisable, pass, with or without variation, a special resolution confirming By-Law No. 2008-A relating to an amendment to the articles of Tembec Inc. to: (i) add a right to redeem the Existing Common Shares at the option of Tembec Inc. by the issuance to each holder of Existing Common Shares (other than New Tembec) of 0.058400 of a New Common Share and 0.129778 of a Warrant for each Existing Common Share held; (ii) add a right to redeem each Existing Class B Share at the option of Tembec Inc. for $0.0001; (iii) authorize the issuance of an unlimited number of New Preferred Shares; and (iv) authorize the change of name from “Tembec Inc.” to “Tembec Holdings Inc.” (the “Amendment Resolution”); (b) consider and, if deemed advisable, pass, with or without variation, a resolution approving the issuance of 95,000,000 New Common Shares to Noteholders, as contemplated by the Plan of Arrangement (the “Shareholders’ Recapitalization Resolution”); (c) consider, and if deemed advisable, pass, with or without variation a resolution approving the adoption of the Rights Plan pursuant to the Plan of Arrangement (the “Shareholders’ Rights Plan Resolution”); and (d) consider such other matters as may properly come before such meeting;

“Shareholders’ Recapitalization Resolution” has the meaning given to it in the definition of “Shareholders’ Meeting”;

“Support Agreements” means, collectively, the support agreements and all schedules attached thereto among Tembec Inc., TII, TEI and certain Noteholders, pursuant to which such Noteholders agreed to support and vote in favour of the Plan of Arrangement;

“Tembec Companies” means New Tembec, TII, Tembec Inc. and all subsidiaries and affiliates of New Tembec, TII and Tembec Inc.;

“Tembec Company Released Parties” has the meaning given to it in Section 6.3;

“Transfer Agent” means Computershare Investor Services Inc., being the registrar and transfer agent of the Existing Common Shares;

“TEI” means Tembec Enterprises Inc., a company incorporated under the CBCA;

“TII” means Tembec Industries Inc., a company incorporated under the CBCA;

“TINV” means Tembec Investments Inc./Placements Tembec Inc., a company incorporated under the CBCA;

“TINV USA” means Tembec Investments USA Inc., a company incorporated under the laws of the State of Delaware;

“TSX” means The Toronto Stock Exchange;

“US$” means United States dollars;

“Warrant Indenture” means the warrant indenture dated as of the Effective Date between New Tembec and Computershare Trust Company of Canada; and

“Warrants” means the warrants to receive an aggregate of up to 11,111,111 New Common Shares to be issued by New Tembec to the Shareholders (other than New Tembec) pursuant to the terms of the Warrant Indenture and as described in the Circular.

Section 1.2  Accounting Terms.

All accounting terms not otherwise defined herein shall have the meaning ascribed to them in accordance with Canadian generally accepted accounting principles including those prescribed by the Canadian Institute of Chartered Accountants (“GAAP”).

Section 1.3  Articles of Reference.

The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Plan of Arrangement and not to any particular article, section, subsection, clause or paragraph of this Plan of Arrangement and include any agreements supplemental hereto. In this Plan of Arrangement, a reference to an article, section, subsection, clause or paragraph shall, unless otherwise stated, refer to an article, section, subsection, clause or paragraph of this Plan of Arrangement.

Section 1.4  Interpretation Not Affected by Headings.

The division of this Plan of Arrangement into articles, sections, subsections, clauses and paragraphs and the insertion of a table of contents and headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

Section 1.5  Date for Any Action.

In the event that any date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.6  Time.

All times expressed herein are local time in Toronto, Ontario, Canada unless otherwise stipulated.

Section 1.7  Definitions in the CBCA.

A word or words with initial capitalized letters used herein and not defined herein but defined in the CBCA shall have the meaning ascribed thereto in the CBCA as of the date hereof unless the context otherwise requires.

Section 1.8  Number, Etc.

In this Plan of Arrangement, where the context requires, a word importing the singular number shall include the plural and vice versa; and a word or words importing gender shall include all genders.

Section 1.9  Statutory References.

Except as provided herein any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.10  Successors and Assigns.

This Plan of Arrangement shall be binding upon and shall enure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and assigns of any Person named or referred to in this Plan of Arrangement.

Section 1.11  Governing Law.

This Plan of Arrangement shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings taken in connection with this Plan of Arrangement shall be subject to the exclusive jurisdiction of the Court.

ARTICLE 2

TREATMENT OF NOTEHOLDERS AND SHAREHOLDERS

Section 2.1  Treatment of Noteholders.

(a)	New Common Shares

In accordance with the steps and sequence set forth in Section 4.1, Section 4.2 and Section 4.3, on the Effective Date New Tembec shall issue and shall be deemed to issue to the Noteholders 88,000,000 New Common Shares, allocated as set out below. The Noteholders shall and shall be deemed to irrevocably and finally exchange their Existing Notes for the 88,000,000 New Common Shares, allocated first towards the repayment of principal. The 88,000,000 New Common Shares shall be and shall be deemed to be received in full and final settlement of the Existing Notes, the Existing Indentures and all Entitlements relating to the Existing Notes and the Existing Indentures.

Each Noteholder shall receive its Noteholder’s Pro Rata Share of 45,000,000 New Common Shares, and each Noteholder that (i) directly or through an affiliate, is a New Lender or (ii) is an affiliate of a New Lender, shall receive its Noteholder’s Additional Pro Rata Share of 43,000,000 New Common Shares.

(b)	Entitlement to Participate in the New Loan.

Each Qualifying Noteholder shall be entitled to participate in the funding of the New Loan in an amount less than or equal to its Qualifying Noteholder’s Pro Rata Share of the New Loan Amount, provided that any such participating Qualifying Noteholder funds no less than US$250,000 of the New Loan, in the manner described in the Circular and the Interim Order.

In the event that an affiliate of a Noteholder funds any Participation Shortfall in lieu of the Noteholder, in such Noteholder’s capacity as a Backstop Party, such affiliate shall not receive any portion of the 43,000,000 New Common Shares to be allocated to Noteholders who advance the New Loan, but its affiliated Noteholder will receive such shares in consideration for its Existing Notes. In the event JPM NA is required to fund a portion of the New Loan due to a Backstop Default, JPM NA shall not receive any portion of the 43,000,000 New Common Shares to be allocated to Noteholders who advance the New Loan, but its affiliate, JPM SI (which is a Noteholder), will receive such shares in consideration for its Existing Notes.

(c)	New Common Shares to the Backstop Parties

On the Effective Date, Noteholders participating, directly or through their affiliates, in the Backstop as Backstop Parties shall receive an aggregate of 7,000,000 New Common Shares allocated as follows:

(1)	Each Initial Backstop Party shall receive its Initial Backstop Party’s Commitment Percentage of:

(A)	2,000,000 of the New Common Shares; and

(B)

the number of New Common Shares equal to the difference between (x) 5,000,000 and (y) the aggregate number of New Common Shares allocated to the Additional Backstop Parties pursuant to clause (2) below; and

(2)	Each Additional Backstop Party shall receive its Additional Backstop Party’s Commitment Percentage of 5,000,000 New Common Shares.

(d)	Interest

On the Effective Date, TII shall make payments to Noteholders in cash on account of any unpaid interest which has accrued up to and including December 30, 2007 under the Existing Notes. Interest accruing on the Existing Notes after December 30, 2007 will not be paid.

Section 2.2  Treatment of Shareholders.

In accordance with the steps and sequence set forth in Section 4.1, Section 4.2 and Section 4.3, on the Effective Date New Tembec shall issue and shall be deemed to issue to the Shareholders (other than New Tembec) 5,000,000 New Common Shares and the Warrants (subject to Section 4.5), allocated as set out below, as consideration for the irrevocable and final redemption of the Existing Common Shares (other than the one Existing Common Share held by New Tembec) by Tembec Inc. in accordance with the articles of Tembec Inc. The 5,000,000 New Common Shares and any Warrants shall be and shall be deemed to be received in full and final settlement of the Existing Common Shares (other than the one Existing Common Share held by New Tembec) and all Entitlements relating to the Existing Common Shares.

(a)	New Common Shares.

On the Effective Date, New Tembec shall issue to each Shareholder (other than New Tembec) 0.058400 of a New Common Share for each Existing Common Share held by it from the 5,000,000 New Common Shares allocated for the Shareholders (other than New Tembec).

(b)	Warrants.

On the Effective Date, New Tembec shall issue to each Shareholder (other than New Tembec) 0.129778 of a Warrant for each Existing Common Share held by it from the 11,111,111 Warrants allocated for the Shareholders (other than New Tembec), unless such Shareholder elects not to receive any Warrants in the manner set out in Section 4.5.

ARTICLE 3

CAPITAL REORGANIZATION AND RELATED MATTERS

Section 3.1  Capital Reorganization.

In accordance with the steps and sequence set forth in Section 4.1, Section 4.2 and Section 4.3, the capital structures of New Tembec and TII shall be reorganized and the Existing Notes, Existing Indentures and all Entitlements shall be cancelled.

Section 3.2  Amendments; Creation of New Classes of Shares, Warrants.

(a)

Pursuant to an amendment to the articles of Tembec Inc. in accordance with the Companies Act (Quebec), a reorganization of the authorized share capital of Tembec Inc. shall be implemented to authorize: (i) the issuance of the New Preferred Shares, the authorized number of which is unlimited and the rights, privileges, restrictions and conditions attaching to which are set out in the Circular; and (ii) a redemption right whereby Tembec Inc. may redeem the Existing Common Shares (other than the one Existing Common Share to be held by New Tembec) for an aggregate of 5,000,000 New Common Shares, and the Warrants; and (y) a redemption right whereby Tembec Inc. may redeem each Existing Class B Share for $0.0001.

(b)

The authorized share capital of New Tembec shall include the New Common Shares, the New Tembec Preferred Shares and the Warrants, the rights, privileges, restrictions and conditions attaching to which are set out in the Circular.

Section 3.3  Issued Shares.

After giving effect to Section 3.2, the issued share capital of Tembec Inc. and New Tembec shall consist of that number of Existing Common Shares and New Preferred Shares (in the case of Tembec Inc.) and New Common Shares and New Tembec Preferred Shares (in the case of New Tembec) resulting from the issuances and redemptions described in Article 2. All New Shares issued and outstanding as a result of the application of this Plan of Arrangement shall be deemed to be issued and outstanding as fully-paid and non-assessable.

Section 3.4  Cancellation of Existing Notes, Existing Indentures and all Entitlements, Redemption of Existing Common Shares.

Pursuant to the Recapitalization, the following shall occur:

(a)	The Existing Notes and the Existing Indentures shall be irrevocably and finally cancelled.

(b)	The Existing Common Shares (other than the one Existing Common Share to be held by New Tembec) shall be irrevocably and finally redeemed.

(c)	All Entitlements shall be irrevocably and finally cancelled and eliminated.

Section 3.5  New Loan.

The New Lenders shall advance the New Loan Amount pursuant to the terms of the New Loan Agreement such that the New Loan may be borrowed by TII on the Effective Date in accordance with the New Loan Agreement.

ARTICLE 4

MEANS FOR IMPLEMENTATION OF THE ARRANGEMENT

Section 4.1  Preliminary Steps Prior to the Arrangement.

The Arrangement contemplates the prior satisfaction or performance of the following preliminary steps in the following order as conditions precedent to the implementation of the Plan of Arrangement:

(a)

IQ, SGF, Tembec Inc. and TII shall have entered into an agreement providing for: (a) the issuance by Tembec Inc. to IQ and SGF of new 6% unsecured promissory notes in an aggregate principal amount of $18,000,000, each with a maturity date no earlier than September 30, 2012, on terms no less favourable to Tembec Inc. than the Existing IQ Note (provided that interest shall be payable semi-annually on the principal amount of the new promissory notes at a rate of 6% per annum and the new notes shall not be convertible into equity) in full and final settlement of the Existing IQ Note; and (b) the redemption of each Existing Class B Share for nominal consideration (the “IQ/SGF Agreement”);

(b)	Tembec Inc. transfers its $50,510,000 receivable from TII to Newco for preferred shares in the capital of Newco;

(c)	Tembec Inc. transfers the preferred shares of Newco received under step (b) to TINV for additional common shares in the capital of TINV;

(d)	TINV transfers the preferred shares of Newco received under step (c) to TII for additional common shares in the capital of TII;

(e)	TEI transfers its $117,800,000 receivable from TII to Newco for preferred shares in the capital of Newco;

(f)	TEI transfers the preferred shares of Newco received under step (e) to Spruce Falls Acquisition Corp. as a repayment of capital;

(g)	Spruce Falls Acquisition Corp. transfers the preferred shares of Newco received under step (f) to TII as a repayment of capital;

(h)	Newco is dissolved and all of is property is distributed to TII;

(i)	TII transfers all of the shares it holds in the capital of TINV USA to New TINV USA as a capital contribution (no shares will be issued);

(j)	TINV USA is dissolved and all of its property is distributed to New TINV USA;

(k)

the Existing Common Shareholders as at the Record Date shall have approved the Amendment Resolution, the Shareholders’ Recapitalization Resolution and the Shareholders’ Rights Plan Resolution by the requisite voting thresholds at the Shareholders’ Meeting;

(l)	the Noteholders as of the Record Date shall have approved the Noteholders’ Rights Plan Resolution by the requisite threshold at the Noteholders’ Meeting;

(m)	the Combined Rights Plan Resolution shall have been approved;

(n)	Articles of Amendment of Tembec Inc. shall have been filed and a certificate of amendment issued to give effect to the Amendment Resolution;

(o)	New Tembec subscribes for New Preferred Shares and one Existing Common Share in consideration for:

(1)	nominal cash consideration; and

(2)	an undertaking by New Tembec to issue and deliver 100,000,000 New Common Shares and the Warrants as set forth in Article 2 of this Plan of Arrangement; and

(p)

Tembec Inc. subscribes for additional shares in the capital of TINV in consideration for nominal cash consideration and a partial transfer to TINV of the undertaking from New Tembec to deliver 95,000,000 New Common Shares as described in Article 2 of this Plan of Arrangement; and

(q)

TINV subscribes for additional shares of TII in consideration for nominal cash consideration and a partial transfer to TII of the undertaking from New Tembec to deliver 95,000,000 New Common Shares as described in Article 2 of this Plan of Arrangement.

Notwithstanding any provision of this Plan of Arrangement, the transactions and steps in this Section 4.1 may be amended, varied or waived prior to the implementation of the Plan of Arrangement at the discretion of the Tembec Companies.

Section 4.2  Steps of the Arrangement.

Starting at the Effective Time, the following shall be deemed to occur, in the following order without any further act or formality:

(a)	at the Effective Time:

(i)

TII transfers all of its business assets (with the exception of all shares held in the capital of its subsidiaries, certain of its land and buildings and all employee loans) to New GP in consideration for additional partnership interests of New GP and the assumption of the liabilities relating to the business assets transferred; and

(ii)

TEI transfers all of its business assets (with the exception of an $8 million receivable and certain of its land and buildings) to New GP in consideration for additional partnership interests of New GP and the assumption of the liabilities relating to the business assets transferred;

(b)	immediately before the Particular Time:

(i)	the Existing Notes are irrevocably, finally and fully settled and extinguished by the issuance by New Tembec to the Noteholders of 88,000,000 New Common Shares as provided in Section 2.1; and

(ii)	all of the Existing Notes and the Existing Indentures and all Entitlements relating to the Existing Notes and the Existing Indentures are irrevocably and finally cancelled and eliminated;

(c)	ten minutes after the Effective Time:

(i)

(a) New Tembec shall issue to each Shareholder (other than New Tembec) 0.058400 of a New Common Share and, subject to Section 4.5, 0.129778 of a Warrant for each Existing Common Share held by it as consideration for the irrevocable and final redemption by Tembec Inc. of the Existing Common Shares (other than the one Existing Common Share held by New Tembec); (b) the irrevocable and final redemption by Tembec Inc. of the Existing Common Shares (other than the one Existing Common Share held by New Tembec) in accordance with its articles shall be effective; and (c) in accordance with the articles of Tembec Inc. and the Companies Act (Quebec), all Entitlements relating to the Existing Common Shares (other than the one Existing Common Share held by New Tembec) are irrevocably and finally cancelled and eliminated; and

(ii)	the board of directors of New Tembec is replaced by the board of directors designated in the Final Order;

(d)	twenty minutes after the Effective Time, the Rights Plan is adopted by New Tembec (assuming the Combined Rights Plan Resolution has been approved); and

(e)	twenty-five minutes after the Effective Time, the corporate name of New Tembec is changed to “Tembec Inc.” or such other name that is acceptable to the Director.

Section 4.3  Subsequent Steps Following the Arrangement.

The Arrangement contemplates the subsequent satisfaction or performance on the Effective Date of the following steps in the following order as conditions subsequent to the implementation of the Plan of Arrangement:

(a)	all actions required by Tembec Inc., TII, IQ and SGF under the IQ/SGF Support Agreement shall take place; and

(b)	TII shall borrow the New Loan.

Section 4.4  Other Steps.

The Companies may undertake, at their sole discretion, any other corporate steps or transactions necessary to implement the Plan of Arrangement, including, without limitation, transactions in which Tembec Inc. and TINV are wound-up on or shortly after the Effective Date, in a manner and on a date and time determined by Tembec Inc., TINV and New Tembec in their sole discretion.

Section 4.5  Election Not to Receive the Warrants.

A Shareholder may elect not to receive 0.129778 of a Warrant from New Tembec for each Existing Common Share held by it for no additional consideration by contacting the Secretary of New Tembec before 5:00 p.m. (Toronto time) on February 21, 2008. If a Shareholder does not contact New Tembec before 5:00 p.m. (Toronto time) on February 21, 2008, it will, on the Effective Date, receive 0.129778 of a Warrant from New Tembec for each Existing Common Share held by it from the 11,111,111 Warrants allocated for the Shareholders (other than New Tembec).

Section 4.6  Fractional Interests.

(a)

No certificates or scrip representing fractional New Common Shares or fractional Warrants shall be allocated under this Plan of Arrangement, and fractional share interests shall not entitle the owner thereof to vote or to any rights of a shareholder of New Tembec.

(b)

As promptly as practicable following the Effective Time, the Transfer Agent shall determine the: (i) difference between (x) the number of New Common Shares to be delivered pursuant to Article 2 and (y) the aggregate number of whole New Common Shares to be delivered pursuant to Article 2 (such difference being herein called the “Excess Shares”); and (ii) difference between (x) the number of Warrants to be delivered pursuant to Article 2 and (y) the aggregate number of whole Warrants to be delivered pursuant to Article 2 (such difference being herein called the “Excess Warrants”). As soon as practicable after the Effective Time, the Transfer Agent shall sell the Excess Shares and the Excess Warrants on behalf of the registered holders of fractional New Common Shares and fractional Warrants (collectively, the “Fractional Holders”) at then prevailing prices on the TSX in the manner provided in paragraph (c) of this Section 4.6.

(c)

The sale of the Excess Shares and the Excess Warrants by the Transfer Agent shall be executed on the TSX through one or more member firms of the TSX in compliance with Regulation S of the 1933 Act and shall be executed in board lots to the extent practicable. New Tembec shall bear the cost of all related charges and fees of the Transfer Agent, commissions, and other out-of-pocket transaction costs. Until the proceeds of such sale or sales have been distributed to the Fractional Holders, the Transfer Agent shall hold such proceeds for the Fractional Holders (the proceeds from the sale of the Excess Shares being the “Fractional Share Cash Proceeds” and the proceeds from the sale of the Excess Warrants being the “Fractional Warrant Cash Proceeds”). The Transfer Agent shall determine the portion of the Fractional Interest Cash Proceeds to which each Fractional Holder shall be entitled, if any, by: (i) in the case of fractional New Common Shares, multiplying the amount of the aggregate proceeds comprising the Fractional Share Cash Proceeds by a fraction, the numerator of which is the amount of the fractional New Common Share interests to which such Fractional Holder is entitled and the denominator of which is the aggregate amount of fractional New Common Share interests to which all Fractional Holders are entitled; and (ii) in the case of fractional Warrants, multiplying the amount of the aggregate proceeds comprising the Fractional Warrant Cash Proceeds by a fraction, the numerator of which is the amount of the fractional Warrant interests to which such Fractional Holder is entitled and the denominator of which is the aggregate amount of fractional Warrant interests to which all Fractional Holders are entitled.

(d)

As soon as practicable after the determination of the amount of the Fractional Interest Cash Proceeds to be paid to Fractional Holders as proceeds for any fractional interests, the Transfer Agent shall distribute such amounts, without interest and net of all applicable withholding taxes, to the Fractional Holders.

(e)

In effecting the sale of any Excess Shares or Excess Warrants for Fractional Holders, the Transfer Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither New Tembec nor the Transfer Agent will be liable for any loss arising out of any sale of such Excess Shares or Excess Warrants relating to the manner or timing of such sales, the prices at which Excess Shares or Excess Warrants are sold or otherwise. The sale price of Excess Shares or Excess Warrants sold on behalf of such persons will fluctuate with the market price of the Excess Shares or Excess Warrants and no assurance can be given that any particular price will be received upon any such sale.

Section 4.7  Calculations.

All amounts of consideration to be received hereunder will be calculated to the nearest cent ($0.01). All calculations and determinations made by New Tembec, TII or Tembec Inc. for the purposes of the Recapitalization, including, without limitation, the allocation of the consideration, shall be conclusive, final and binding upon the Shareholders, the Noteholders, New Tembec, TII and Tembec Inc.

Section 4.8  Settlement Procedures.

(a)

The delivery of certificates representing the New Common Shares and the Warrants, as applicable, to which the Noteholders and the Shareholders are entitled under this Plan of Arrangement shall be made on the third Business Day following the Effective Date.

(b)

The Existing Notes are held by DTC, through its nominee company Cede & Co. The delivery of interests in New Common Shares to Noteholders holding such Existing Notes that are being exchanged will be made through the facilities of DTC to DTC participants, who, in turn, will make delivery of interests in the New Common Shares to the beneficial holders of such Existing Notes pursuant to standing instructions and customary practices. New Tembec, TII and Tembec Inc. shall have no liability or obligation in respect of all deliveries of interests from DTC, or its nominee, to DTC participants or from DTC participants to beneficial holders.

(c)

The delivery of interests in New Common Shares and Warrants (including Fractional Share Cash Proceeds and Fractional Warrant Cash Proceeds) to the Shareholders entitled hereunder who hold their interests in Existing Common Shares through CDS will be made through the facilities of CDS to CDS participants, who, in turn, will deliver interests in the New Common Shares and the Warrants, as the case may be, to the beneficial holders of the Existing Common Shares pursuant to standing instructions and customary practices. New Tembec, TII and Tembec Inc. shall have no liability or obligation in respect of all deliveries of interests from CDS, or its nominee, to CDS participants or from CDS participants to beneficial holders.

(d)

A Registered Shareholder entitled to interests in New Common Shares and Warrants (including Fractional Share Cash Proceeds and Fractional Warrant Cash Proceeds) will only receive the certificates representing such New Common Shares or Warrants or the cheques representing any Fractional Share Cash Proceeds and Fractional Warrant Cash Proceeds upon receipt by the Transfer Agent of a duly completed Letter of Transmittal (together with a certificate or certificates representing any Existing Common Shares held by such Person and all other required documents). A Registered Shareholder who does not surrender certificate(s) representing the Existing Common Shares held by it will not be recorded on the register of the New Common Shares until proper delivery is made.

ARTICLE 5

CONDITIONS PRECEDENT TO PLAN IMPLEMENTATION

Section 5.1  Conditions Precedent.

In addition to the conditions precedent set out in Section 4.1, the implementation of the Plan of Arrangement shall be conditional upon the fulfilment, satisfaction or waiver by New Tembec, TII, TEI and Tembec Inc. of the following conditions precedent:

(a)

prior to the Effective Date, there shall have been no material adverse change in the Tembec Companies’ business operations; for greater certainty, any change in the Tembec Companies’ business operations resulting from or arising in connection with any of the following does not constitute a material adverse change in the Tembec Companies’ business operations: (a) any change in GAAP; (b) any adoption, proposal, implementation or change in applicable laws or any interpretation thereof by any governmental authority; (c) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (d) any change affecting any of the industries in which the Tembec Companies operate, including changes in exchange rates or commodity prices; (e) any natural disaster; (f) the execution, announcement, or performance of the Support Agreements, the Plan of Arrangement or any other related agreement and the consummation of the transactions completed thereby; (g) any change in the market price or trading volume of any securities of the Tembec Companies or any suspension of trading in securities generally on any securities exchange on which any securities of the Tembec Companies trade; (h) the failure, in and of itself, of the Tembec Companies to meet any internal or public projections, forecasts or estimates of revenues or earnings; or (i) any action taken by the Tembec Companies which is contemplated in this Plan of Arrangement;

(b)	the Arrangement Agreement shall have been entered into and become effective;

(c)	the Plan of Arrangement shall have been approved at the Noteholders’ Meeting, with or without amendment, in accordance with the Interim Order;

(d)	the Final Order shall have been obtained in form and substance satisfactory to New Tembec, TII, TEI, Tembec Inc. and JPM, acting reasonably;

(e)

the New Loan Agreement governing the New Loan, together with all guarantees and security agreements contemplated thereunder, shall have been entered into by TII and its relevant affiliates and, if applicable, all required filings related to the security as contemplated in the security agreements shall have been made;

(f)

the New Loan Agreement, the Warrant Indenture, the Backstop Agreements, the JPM Commitment Agreement and all related agreements and other documents necessary to consummate the Arrangement have become effective, subject only to the implementation of the Plan of Arrangement;

(g)	New Tembec, Tembec Inc., TII and TEI shall have taken all necessary corporate actions and proceedings in connection with the Recapitalization and this Plan of Arrangement;

(h)	the TSX shall have conditionally approved, as of the Effective Date, the Rights Plan and the listing of the New Common Shares and the Warrants;

(i)

no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Plan of Arrangement and no cease trading, or similar order, with respect to any securities of Tembec Inc. or TII shall have become effective or threatened;

(j)	all applicable governmental, regulatory and judicial consents, and any other third party consents, shall have been obtained; and

(k)	the Director shall have issued the Certificate.

ARTICLE 6

MISCELLANEOUS

Section 6.1  New Tembec Matters

New Tembec shall hold its first meeting of shareholders within six months following New Tembec’s fiscal year end. KPMG LLP shall be the auditors of New Tembec.

Section 6.2  Amendment.

New Tembec (after consultation with Tembec Inc., TII, TEI and JPM, acting reasonably) reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time provided that any such amendment, modification or supplement must be contained in a written document which is (i) filed with the Court and, if made following the Meetings, approved by the Court and (ii) communicated to the Noteholders in the manner required by the Court (if so required).

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by New Tembec at any time prior to or at the Meetings, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted at such Meetings, shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement may be made before or following the Effective Date unilaterally by New Tembec, provided that it concerns a matter which, in the reasonable opinion of New Tembec (after consultation with Tembec Inc., TII and TEI), is of an administrative nature and is required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of the Shareholders or the Noteholders, unless such amendment, modification or supplement is made following the Effective Date, affects the Noteholders and is objected to by any of the Noteholders, in which case it shall be referred to the Court for determination.

Section 6.3  Release of Tembec Company Released Parties.

As of the Effective Time, each of the Tembec Companies, the Indenture Trustee and their respective present and former shareholders, officers, directors, employees, auditors, advisors, legal counsel and agents (collectively, the “Tembec Company Released Parties”) shall be released and discharged from any and all demands, claims, liabilities, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any Person (including any Person who may claim contribution or indemnification against or from any Tembec Company Released Party) may be entitled to assert, whether known or unknown, matured or unmatured, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date relating to, arising out of, or in connection with, the Existing Common Shares, the Existing Notes, the Existing Indentures (including, without limitation, the Note Obligations and the Guarantee Obligations), the Recapitalization, the Support Agreements, the Plan of Arrangement, the New Loan, the security for the New Loan, the business and affairs of the Tembec Companies and any proceedings commenced with respect to or in connection with this Plan of Arrangement; provided that nothing in this paragraph will release or discharge any of the Tembec Companies from or in respect of its obligations under this Plan of Arrangement, the Support Agreements, the New Loan, the security for the New Loan or under any Order and further provided that nothing herein will release or discharge a Tembec Company Released Party if the Tembec Company Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or wilful misconduct.

Section 6.4  Release of Noteholder Released Parties.

As of the Effective Time, each of the Consenting Noteholders and the informal committees of Noteholders to which any of the Consenting Noteholders belong, together with their respective subsidiaries and affiliates and their respective present and former shareholders, officers, directors, employees, auditors, advisors, legal counsel and agents (collectively, the “Noteholder Released Parties”), shall be released and discharged from any and all demands, claims, liabilities, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any Person (including any Person who may claim contribution or indemnification against or from any Noteholder Released Party) may be entitled to assert, whether known or unknown, matured or unmatured, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date relating to, arising out of, or in connection with, the Existing Notes, the Existing Indentures, the Recapitalization, the Support Agreements, the Plan of Arrangement, the New Loan, the security for the New Loan and any proceedings commenced with respect to or in connection with this Plan of Arrangement; provided that nothing in this paragraph will release or discharge any of the Noteholder Released Parties from or in respect of its obligations under this Plan of Arrangement, the Support Agreements, the New Loan, the security for the New Loan or under any Order and further provided that nothing herein will release or discharge a Noteholder Released Party if the Noteholder Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or wilful misconduct.

Section 6.5  Binding Effect.

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Tembec Companies; (ii) the beneficial and legal owners of the Existing Notes; and (iii) the holders of any Entitlements relating to the Existing Notes and the Existing Indentures. The transactions contemplated by this Plan of Arrangement shall be final and binding upon the Tembec Companies, the beneficial and legal owners of the Existing Notes and the Existing Common Shares (and their respective heirs, executors, administrators, legal representatives, successors and assigns), and shall constitute (i) full, final and absolute settlement of all rights of the beneficial and legal owners of the Existing Notes and the Existing Common Shares attaching thereto or arising therefrom, and (ii) an absolute release and discharge of and from all indebtedness, liability and obligation of the Tembec Companies in respect of the Existing Notes, the Existing Common Shares and the Existing Indentures.

Section 6.6  Different Capacities.

If any Person holds more than one type, series or class of Existing Company Securities, such Person shall have all of the rights given to a holder of each particular type, series and class of Existing Company Securities so held. Nothing done by a Person acting in its capacity as a holder of a particular class, series or type of Existing Company Securities affects such Person’s rights as a holder of another class, series or type of Existing Company Securities. Notwithstanding the foregoing, the holders of Existing 2009 Senior Notes, Existing 2011 Senior Notes and Existing 2012 Senior Notes shall be treated in all respects as a single class of Noteholders for the purpose of voting on this Plan of Arrangement pursuant to the Interim Order.

Section 6.7  Paramountcy.

From and after the Effective Date, any conflict between this Plan of Arrangement and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, by-laws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the Noteholders, the Shareholders, Tembec Inc. and TII as at the Effective Date will be deemed to be governed by the terms, conditions and provisions of this Plan of Arrangement and the Final Order, which shall take precedence and priority.

Section 6.8  Further Assurances.

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to occur in the order set out herein without any other additional act or formality, each of the Persons affected hereby shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by New Tembec, Tembec Inc. or TII in order to better implement this Plan of Arrangement.

Section 6.9  Notices.

Any notices or communication to be made or given hereunder shall be in writing and shall reflect this Plan of Arrangement and may, subject as hereinafter provided, be made or given by the Person making or giving it or by any agent of such Person authorized for that purpose by personal delivery, by prepaid mail or by telecopier addressed to the respective parties as follows:

(i)	if to New Tembec, Tembec Inc. or TII:

Tembec Arrangement Inc./Tembec Inc./Tembec Industries Inc.
800 Réné-Lévesque Boulevard West
Montreal, Québec
H3B 1X9

Attention:	General Counsel

Facsimile:	(514) 397-0896

with a required copy to:

Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, Ontario
M5B 2M6

Attention:	Robert J. Chadwick/Melaney J. Wagner

Facsimile:	(416) 979-1234

(ii)	if to a Noteholder:

to the address for such Noteholder as shown on the records of the Indenture Trustee;

or to such other address as any party may from time to time notify the others in accordance with this Section 6.9. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada or the United States, all notices and communications during such interruption may only be given or made by personal delivery or by telecopier and any notice or other communication given or made by prepaid mail within the five Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. All such notices and communications shall be deemed to have been received, in the case of notice by telecopier or by delivery prior to 5:00 p.m. (local time) on a Business Day, when received or if received after 5:00 p.m. (local time) on a Business Day or at any time on a non-Business Day, on the next following Business Day and, in the case of notice mailed as aforesaid, on the fifth Business Day following the date on which such notice or other communication is mailed. The unintentional failure by Tembec Inc., TII or New Tembec to give a notice contemplated hereunder to any particular Noteholder or Shareholder shall not invalidate this Plan of Arrangement or any action taken by any Person pursuant to this Plan of Arrangement.

APPENDIX E

BMO CAPITAL MARKETS FAIRNESS OPINION

BMO Nesbitt Burns Inc. 100 King Street West Toronto, ON M5X 1H3

December 18, 2007

The Board of Directors
Tembec Inc.
10 Gatineau Road, P.O. Box 5000
Témiscaming, QC
J0Z 3R0

Dear Sirs:

BMO Nesbitt Burns Inc. (“BMO Capital Markets”) understands that Tembec Inc. (“Tembec” or the “Company”) is considering a transaction designed to improve the capital structure and financial position of Tembec (the “Recapitalization”). The terms of the Recapitalization are described in a term sheet (the “Recapitalization Term Sheet”) which is attached as Schedule A to the final draft form of support agreement that is to be entered into with a group of holders of some of the 8.625% Senior Unsecured Notes due in 2009, the 8.50% Senior Unsecured Notes due in 2011 and the 7.75% Senior Unsecured Notes due in 2012 (the “Existing Notes”) prior to publicly announcing the Recapitalization.

Engagement

BMO Capital Markets was initially engaged by Tembec on December 22, 2005, pursuant to a letter agreement (the “Original Engagement Agreement”). The agreement was subsequently amended and restated pursuant to a letter agreement dated March 23, 2007 (the “Amended Engagement Agreement”).

The terms of the Amended Engagement Agreement provide for BMO Capital Markets to provide the Company with various advisory services in connection with the identification and development of alternatives to enhance stakeholder value, normalize its capital structure, and regain access to the capital markets. Services to be provided relating to the Recapitalization include, among others, the provision to the Tembec Board of this opinion (the “Fairness Opinion”) relating to the fairness, from a financial point of view, of the Recapitalization to Tembec.

The Fairness Opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Dealers Association of Canada.

Under the Amended Engagement Agreement BMO Capital Markets is paid a monthly work fee and is to be paid a fee for its advisory services upon the closing of the Recapitalization. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company.

Subject to the terms of the Amended Engagement Agreement, BMO Capital Markets has consented to the inclusion of the Fairness Opinion, in its entirety, together with a summary of the opinion in a form acceptable to BMO Capital Markets in the management proxy circular prepared in connection with the Recapitalization.

Credentials of BMO Capital Markets

BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, restructurings, equity and fixed income sales and trading, investment research, and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Fairness Opinion expressed herein represents the opinion of BMO Capital Markets and the form and content hereof have been approved by a group of BMO Capital Markets’ directors and officers, who are collectively experienced in mergers and acquisitions, divestitures, restructuring and valuation matters.

Independence of BMO Capital Markets

BMO Capital Markets is a wholly-owned subsidiary of the Bank of Montreal (“BMO”). Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, or any of its respective associates or affiliates (collectively, the “Interested Parties”). BMO provides and has provided banking services in the normal course of business to the Interested Parties. The fees received by BMO in connection with the above activities are not material to BMO. In addition to the services being provided under the Amended Engagement Agreement, BMO Capital Markets has in the past provided and may in the future provide, traditional banking, financial advisory and investment banking services to the Interested Parties. The fees received by BMO Capital Markets in connection with the above activities are not material to BMO Capital Markets. There are no understandings, agreements or commitments between BMO Capital Markets, or any of its affiliated entities, on the one hand, and the Interested Parties, on the other hand, with respect to any future business dealings which are expected to result in fees that are material to either BMO or BMO Capital Markets.

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or for its associates or affiliates, or with respect to the transaction constituted by the Recapitalization.

Scope of Review

In connection with its Fairness Opinion, BMO Capital Markets has reviewed, considered, and relied upon, among other things, the following:

•	the Recapitalization Term Sheet;

•	an organizational chart describing Tembec and its various interests in subsidiaries, affiliates, joint ventures and other operating companies;

•	a representation letter dated December 18, 2007 provided to BMO Capital Markets by senior management of Tembec (the “Certificate”);

•

each of the audited financial statements, including related notes to the audited financial statements and managements’ discussion and analysis of operating results of Tembec for the three fiscal years ended September 24, 2005, September 30, 2006, and September 29 2007;

•	the management information circulars of the Company with respect to each of the fiscal years ended September 24, 2005 and September 30, 2006;

•	the annual information forms of the Company with respect to each of the fiscal years ended September 24, 2005, September 30, 2006, and September 29, 2007;

•	certain internal financial information and other data relating to the business and financial prospects of Tembec, that were provided to BMO Capital Markets by Tembec and are not publicly available;

•

discussions with senior management of Tembec, regarding the business plans, operations and financial projections for, and current financial position of Tembec, including discussions relating to the consequences of completing the Recapitalization and of not completing the Recapitalization;

•

the terms of the existing common shares of Tembec Inc. (the “Existing Common Shares”), Existing Notes, the 6% unsecured note issued by Tembec Inc. (the “IQ Note”), and the Series 2 and Series 4 Class B Preferred Shares (the “Existing Preferred Shares”) as well as draft terms of any new securities, notes and loans contemplated in the Recapitalization;

•	known, feasible alternative transactions to the Recapitalization;

•	discussions with the Company’s auditors and internal and external legal counsel to Tembec with respect to various matters relating to the Company and the Recapitalization;

•	a review of current debt capital market and equity capital market conditions;

•

public information (including that prepared by industry research analysts) relating to the business, operations, financial condition, equity trading history, and debt trading history of the Company and other selected public issuers we considered relevant; and

•	such other information, investigations and analyses as BMO Capital Markets considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by Tembec or any of its associates or affiliates to any information that BMO Capital Markets has requested.

Assumptions and Limitations

With the approval of the Company and as provided for in the Amended Engagement Agreement, BMO Capital Markets has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by Tembec and its officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Amended Engagement Agreement, but subject to the exercise of its professional judgment, and except as expressly described herein, BMO Capital Markets has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior management of Tembec has represented to BMO Capital Markets in the Certificate that, among other things: (i) the Information provided orally by, or in the presence of, an officer or employee of Tembec or in writing by Tembec (including, in each case, its associates, affiliates, consultants, advisors and representatives) or its agents to BMO Capital Markets relating to Tembec, its associates or affiliates or to the Recapitalization, for the purposes of the Amended Engagement Agreement, including in particular preparing the Fairness Opinion was, at the date the Information was provided to BMO Capital Markets, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Tembec, its subsidiaries, associates or affiliates or the Recapitalization necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to financial forecasts, projections and budgets provided to us and used in our analysis, they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Tembec or its associates and affiliates as to the matters covered thereby and such financial forecasts, projections and budgets reasonably represent the views of management of the financial prospects and forecasted performance of the Company; and (iii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Tembec or any of its associates or affiliates and no material change has occurred in the Information or any part thereof which would have, or which could reasonably be expected to have, a material effect on the Fairness Opinion.

BMO Capital Markets has assumed that all conditions precedent to the completion of the Recapitalization can be satisfied in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Recapitalization can proceed as scheduled and without material additional cost to Tembec or liability of Tembec to third parties. BMO Capital Markets has also assumed:

•	that all draft documents referred to under “Scope of Review” above (including the Recapitalization Term Sheet) are accurate versions, in all material respects, of the final form of such documents; and

•	that the Recapitalization Term Sheet describes all material terms of agreements that relate to the Recapitalization that are to be drafted subsequently.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the condition and prospects, financial and otherwise, of Tembec, its associates and affiliates, as they were reflected in the Information obtained by BMO Capital Markets. In its analyses and in preparing the Fairness Opinion, BMO Capital Markets, exercising its professional judgment, has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Recapitalization.

The Fairness Opinion is provided as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, BMO Capital Markets reserves the right to change, modify or withdraw the Fairness Opinion.

BMO Capital Markets has based its Fairness Opinion upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO Capital Markets’ conclusions as to the fairness, from a financial point of view, of the Recapitalization were based on its review of the Recapitalization taken as a whole, in the context of all of the matters described under the “Scope of Review”, rather than on any particular element of the Recapitalization or the Recapitalization outside the context of the matters described under “Scope of Review”. The Fairness Opinion should be read in its entirety.

Our services and this opinion are provided solely to the Board of Directors of the Company in connection with the Recapitalization. Without the express prior written consent of BMO Capital Markets, the Fairness Opinion: (i) may not be quoted, summarized, paraphrased, excerpted or referred to, in whole or in part, in any circular, registration statement, prospectus, policyholder guide or proxy statement, or in any other report, document, filing, release or other written or oral communication prepared, issued or transmitted by the Company, except that a copy of this letter may be included in the management proxy circular prepared in connection with the Recapitalization, and (ii) may not be relied upon by any other person or entity or for any other purpose.

BMO Capital Markets has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the transaction to the holders of the Existing Common Shares (“Existing Common Shareholders”), Existing Notes, the IQ Note, or the Existing Preferred Shares; (ii) an opinion as to the relative fairness of the Recapitalization among or as between the Existing Common Shareholders, the holders of the Existing Notes, the holders of the IQ Note, or the holders of the Existing Preferred Shares; (iii) a formal valuation or appraisal of Tembec or of any of its securities or assets or the securities or assets of Tembec’s associates or affiliates (nor have we been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Tembec, or of the securities of its associates or affiliates following the completion of the Recapitalization; (v) an opinion as to the fairness of the process underlying the Recapitalization; (vi) a recommendation to any holder of Existing Notes as to whether or not such Existing Notes should be held, or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization or to participate or not participate in any lending opportunity made available to holders of Existing Notes; or (vii) a recommendation to any holder of the IQ Note, Existing Preferred Shares or Existing Common Shares as to whether or not the IQ Note, Existing Preferred Shares or Existing Common Shares should be held or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization; and the Fairness Opinion should not be construed as such.

Approach to Fairness

For the purposes of the Fairness Opinion, we considered that the Recapitalization would be fair, from a financial point of view, to Tembec if the transaction:

•	provides the Company with an appropriate capital structure, by reducing the total amount of debt outstanding and the amount of debt maturing in the near-term;

•

reduces the risk that the Company’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance the operating and capital expenditures necessary to execute its operating strategy and service its debt; and

•	based on these criteria, is better than other known, feasible alternatives.

Approach to Fairness — Analysis

In preparing the Fairness Opinion, we have relied upon the discussions, documents and materials referred to under “Scope of Review”, reviewed with Tembec’s management the alternatives reasonably available to the Company, and considered the following matters:

•	the Company, with its current capital structure, is unable to execute its business plan and at the same time service its debt;

•

in the event the Company has insufficient liquidity to continue to operate the business or the Company is unable to service its debt and refinance its debt as it matures, the likely result, in the absence of implementing the Recapitalization, is an insolvency process which would be expected to have a negative impact on the overall enterprise value of the Company;

•	the Recapitalization would extinguish the Existing Notes thereby substantially reducing Tembec’s outstanding debt and eliminating the maturities of Existing Notes in 2009, 2011 and 2012;

•	the new loan of US$250 million to US$300 million that is contemplated by the Recapitalization would provide substantial incremental liquidity and would mature in 2012;

•	the Recapitalization transaction would substantially reduce Tembec’s annual net interest expense;

•

the Company has the opportunity, at this time, to effect a restructuring with the approval of holders of Existing Notes, the IQ Note, Existing Preferred Shares and Existing Common Shares in accordance with applicable law; and

•	BMO Capital Markets and the Company are not aware of any other feasible alternatives that are better than the Recapitalization transaction.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Recapitalization, if implemented, is fair, from a financial point of view, to Tembec.

Yours very truly,

(Signed) BMO Nesbitt Burns Inc.

APPENDIX F

OPINION REQUIRED BY CBCA POLICY STATEMENT 15-1

BMO Nesbitt Burns Inc. 100 King Street West Toronto, ON M5X 1H3

January 18, 2008

The Boards of Directors
Tembec Inc. and Tembec Industries Inc.
10 Gatineau Road, P.O. Box 5000
Témiscaming, QC
J0Z 3R0

Dear Sirs:

BMO Nesbitt Burns Inc. (“BMO Capital Markets”) understands that Tembec Inc. (“Tembec” or the “Company”) is considering a transaction designed to improve the capital structure and financial position of Tembec (the “Recapitalization”). The terms of the Recapitalization are described in a term sheet (the “Recapitalization Term Sheet”) which is attached as Schedule A to the support agreement dated December 18, 2007, that was entered into with a group of holders of some of the 8.625% Senior Unsecured Notes due in 2009, the 8.50% Senior Unsecured Notes due in 2011 and the 7.75% Senior Unsecured Notes due in 2012 (the “Existing Notes”). A significant component of the Recapitalization is to be implemented by way of a Plan of Arrangement under s. 192 of the Canada Business Corporations Act (the “CBCA”) to be approved by holders of Existing Notes (“Noteholders”).

Engagement

BMO Capital Markets was initially engaged by Tembec on December 22, 2005, pursuant to a letter agreement (the “Original Engagement Agreement”). The agreement was subsequently amended and restated pursuant to a letter agreement dated March 23, 2007 (the “Amended Engagement Agreement”).

The terms of the Amended Engagement Agreement provide for BMO Capital Markets to provide the Company with various advisory services in connection with the identification and development of alternatives to enhance stakeholder value, normalize its capital structure, and regain access to the capital markets. Services to be provided relating to the Recapitalization include, among others, the provision to the Boards of Directors of this opinion (the “CBCA Opinion”).

While the CBCA Opinion is not a fairness opinion, it has been prepared in a manner consistent with the disclosure standards for fairness opinions of the Investment Dealers Association of Canada.

Under the Amended Engagement Agreement BMO Capital Markets is paid a monthly work fee and is to be paid a fee for its advisory services upon the closing of the Recapitalization. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company.

Subject to the terms of the Amended Engagement Agreement, BMO Capital Markets has consented to the inclusion of the CBCA Opinion, in its entirety in a form acceptable to BMO Capital Markets in the management proxy circular prepared in connection with the Recapitalization.

Credentials of BMO Capital Markets

BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, restructurings, equity and fixed income sales and trading, investment research, and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors and has extensive experience in preparing opinions.

The CBCA Opinion expressed herein represents the opinion of BMO Capital Markets and the form and content hereof have been approved by a group of BMO Capital Markets’ directors and officers, who are collectively experienced in mergers and acquisitions, divestitures, restructuring and valuation matters.

Independence of BMO Capital Markets

BMO Capital Markets is a wholly-owned subsidiary of the Bank of Montreal (“BMO”). Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, or any of its respective associates or affiliates (collectively, the “Interested Parties”). BMO provides and has provided banking services in the normal course of business to the Interested Parties. The fees received by BMO in connection with the above activities are not material to BMO. In addition to the services being provided under the Amended Engagement Agreement, BMO Capital Markets has in the past provided and may in the future provide, traditional banking, financial advisory and investment banking services to the Interested Parties. The fees received by BMO Capital Markets in connection with the above activities are not material to BMO Capital Markets. There are no understandings, agreements or commitments between BMO Capital Markets, or any of its affiliated entities, on the one hand, and the Interested Parties, on the other hand, with respect to any future business dealings which are expected to result in fees that are material to either BMO or BMO Capital Markets.

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or for its associates or affiliates, or with respect to the transaction constituted by the Recapitalization.

Scope of Review

In connection with the CBCA Opinion, BMO Capital Markets has reviewed, considered, and relied upon, among other things, the following:

•	the Recapitalization Term Sheet;

•	an organizational chart describing Tembec and its various interests in subsidiaries, affiliates, joint ventures and other operating companies;

•	a representation letter dated January 18, 2008 provided to BMO Capital Markets by senior management of Tembec (the “Certificate”);

•

each of the audited financial statements, including related notes to the audited financial statements and managements’ discussion and analysis of operating results of Tembec for the three fiscal years ended September 24, 2005, September 30, 2006, and September 29 2007;

•	the management information circulars of the Company with respect to each of the fiscal years ended September 24, 2005 and September 30, 2006;

•	the annual information forms of the Company with respect to each of the fiscal years ended September 24, 2005, September 30, 2006, and September 29, 2007;

•	certain internal financial information and other data relating to the business and financial prospects of Tembec, that were provided to BMO Capital Markets by Tembec and are not publicly available;

•

discussions with senior management of Tembec, regarding the business plans, operations and financial projections for, and current financial position of Tembec, including discussions relating to the consequences of completing the Recapitalization and of not completing the Recapitalization;

•

the terms of the existing common shares of Tembec Inc. (the “Existing Common Shares”), Existing Notes, the 6% unsecured note issued by Tembec Inc. (the “IQ Note”), and the Series 2 and Series 4 Class B Preferred Shares (the “Existing Preferred Shares”) as well as draft terms of any new securities, notes and loans contemplated in the Recapitalization;

•	discussions with the Company’s auditors and internal and external legal counsel to Tembec with respect to various matters relating to the Company and the Recapitalization;

•	a review of current debt capital market and equity capital market conditions;

•

public information (including that prepared by industry research analysts) relating to the business, operations, financial condition, equity trading history, and debt trading history of the Company and other selected public issuers we considered relevant; and

•	such other information, investigations and analyses as BMO Capital Markets considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by Tembec or any of its associates or affiliates to any information that BMO Capital Markets has requested.

Assumptions and Limitations

With the approval of the Company and as provided for in the Amended Engagement Agreement, BMO Capital Markets has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by Tembec and its officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). The CBCA Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Amended Engagement Agreement, but subject to the exercise of its professional judgment, and except as expressly described herein, BMO Capital Markets has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior management of Tembec has represented to BMO Capital Markets in the Certificate that, among other things: (i) the Information provided orally by, or in the presence of, an officer or employee of Tembec or in writing by Tembec (including, in each case, its associates, affiliates, consultants, advisors and representatives) or its agents to BMO Capital Markets relating to Tembec, its associates or affiliates or to the Recapitalization, for the purposes of the Amended Engagement Agreement, including in particular preparing the CBCA Opinion was, at the date the Information was provided to BMO Capital Markets, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Tembec, its subsidiaries, associates or affiliates or the Recapitalization necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to financial forecasts, projections and budgets provided to us and used in our analysis, they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Tembec or its associates and affiliates as to the matters covered thereby and such financial forecasts, projections and budgets reasonably represent the views of management of the financial prospects and forecasted performance of the Company; and (iii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Tembec or any of its associates or affiliates and no material change has occurred in the Information or any part thereof which would have, or which could reasonably be expected to have, a material effect on the CBCA Opinion.

BMO Capital Markets has assumed that all conditions precedent to the completion of the Recapitalization can be satisfied in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Recapitalization can proceed as scheduled and without material additional cost to Tembec or liability of Tembec to third parties. BMO Capital Markets has also assumed:

•	that all draft documents referred to under “Scope of Review” above are accurate versions, in all material respects, of the final form of such documents; and

•	that the Recapitalization Term Sheet describes all material terms of agreements that relate to the Recapitalization that are to be drafted subsequently.

The Recapitalization includes an option for qualifying Noteholders to elect to participate in a new loan to Tembec. BMO Capital Markets has assumed that Noteholders will elect the highest value alternative that is available to them under the Recapitalization and, if they are unable to do so, will otherwise sell their Existing Notes in the market to parties who can make such election.

BMO Capital Markets has also assumed that a liquidation in an insolvency process will, for a number of reasons outlined in the “Analysis” section below, have a material negative impact on the value of the Company and its business.

The CBCA Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the CBCA Opinion and the condition and prospects, financial and otherwise, of Tembec, its associates and affiliates, as they were reflected in the Information obtained by BMO Capital Markets. In its analyses and in preparing the CBCA Opinion, BMO Capital Markets, exercising its professional judgment, has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Recapitalization.

The CBCA Opinion is provided as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the CBCA Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the CBCA Opinion after the date hereof, BMO Capital Markets reserves the right to change, modify or withdraw the CBCA Opinion.

BMO Capital Markets has based the CBCA Opinion upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the CBCA Opinion. The preparation of an opinion of this nature is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO Capital Markets’ conclusions as expressed in this opinion were based on its review of the Recapitalization taken as a whole, in the context of all of the matters described under the “Scope of Review”, rather than on any particular element of the Recapitalization or the Recapitalization outside the context of the matters described under “Scope of Review”. The CBCA Opinion should be read in its entirety.

Our services and this opinion are provided solely to the Board of Directors of the Company in connection with the Recapitalization. Without the express prior written consent of BMO Capital Markets, the CBCA Opinion: (i) may not be quoted, summarized, paraphrased, excerpted or referred to, in whole or in part, in any circular, registration statement, prospectus, policyholder guide or proxy statement, or in any other report, document, filing, release or other written or oral communication prepared, issued or transmitted by the Company, except that a copy of this letter may be included in the management proxy circular prepared in connection with the Recapitalization, and (ii) may not be relied upon by any other person or entity or for any other purpose.

BMO Capital Markets has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the transaction to the holders of the Existing Common Shares (“Existing Common Shareholders”), Existing Notes, the IQ Note, or the Existing Preferred Shares; (ii) an opinion as to the relative fairness of the Recapitalization among or as between the Existing Common Shareholders, the holders of the Existing Notes, the holders of the IQ Note, or the holders of the Existing Preferred Shares; (iii) a formal valuation or appraisal of Tembec or of any of its securities or assets or the securities or assets of Tembec’s associates or affiliates (nor have we been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Tembec, or of the securities of its associates or affiliates following the completion of the Recapitalization; (v) an opinion as to the fairness of the process underlying the Recapitalization; (vi) a recommendation to any holder of Existing Notes as to whether or not such Existing Notes should be held, or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization or to participate or not participate in any lending opportunity made available to holders of Existing Notes; or (vii) a recommendation to any holder of the IQ Note, Existing Preferred Shares or Existing Common Shares as to whether or not the IQ Note, Existing Preferred Shares or Existing Common Shares should be held or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization; and the CBCA Opinion should not be construed as such.

Terms of Reference

Industry Canada’s Policy Statement 15.1 — “Policy concerning Arrangements Under Section 192 of the CBCA” recommends that corporations seeking to implement a plan of arrangement pursuant to s. 192 of the CBCA that contemplates the compromise of debt securities obtain an opinion as to whether “each class of security holders would be in a better position under the arrangement than if the corporation were liquidated”.

For the purposes of the CBCA Opinion, BMO Capital Markets considered that Noteholders (the class of securities subject to the plan of arrangement) would be in a better financial position under the arrangement than if the Company were liquidated if the estimated aggregate trading value of the consideration made available to the Noteholders pursuant to the Recapitalization exceeds the estimated value such Noteholders would receive if the Company were liquidated.

The Boards of Directors have also requested that BMO Capital Markets render a similar opinion with respect to the Existing Common Shareholders. For the purposes of the CBCA Opinion, BMO Capital Markets considered that the Existing Common Shareholders would be in a better financial position under the arrangement than if the Company were liquidated if the estimated aggregate trading value of the consideration made available to the Existing Common Shareholders pursuant to the Recapitalization exceeds the estimated value such Existing Common Shareholders would receive if the Company were liquidated.

Analysis

In preparing the CBCA Opinion, we have relied upon the discussions, documents and materials referred to under “Scope of Review”, reviewed with Tembec’s management the alternatives reasonably available to the Company, and considered the following matters:

•	in a liquidation process, prospective buyers will be aware that the vendor is compelled to sell the assets. This may have a negative impact on the value realized;

•	a liquidation process is likely to have a negative impact on the value of the Company’s business as customers, suppliers and employees react to protect their interests;

•

a liquidation process would give rise to significant incremental costs as new, senior secured “debtor in possession” financing would be required to replace lost trade credit and fund the operations during the process. Additional legal and financial advisory costs would be incurred to implement the liquidation and engage in the associated legal proceedings. These costs would be recovered out of sale proceeds that would otherwise be available to the Noteholders and Existing Common Shareholders;

•

the current weak conditions in the forest products industry (particularly for the Company’s forest products and paper segments) and the capital markets would likely reduce the field of prospective bidders and constrain the bidding of participants in a liquidation process;

•	generally, in a liquidation process, holders of common equity recover nothing; and

•

the Recapitalization would significantly reduce the total amount of debt outstanding and the amount of debt maturing in the near-term and would reduce the risk that the Company’s cash flow from operations and available liquidity would be insufficient to finance the operating and capital expenditures necessary to execute its operating strategy and service its debt. Post-Recapitalization, the Company has the opportunity to generate incremental value by operating as a going concern and by benefiting from any recovery in the forest products industry and the capital markets.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Noteholders and Existing Common Shareholders would be in a better financial position, respectively, under the Recapitalization than if the Company were liquidated as, in each case, the estimated aggregate trading value of the consideration Noteholders and Existing Common Shareholders would receive in the Recapitalization would, in the opinion of BMO Capital Markets, exceed the estimated value Noteholders and Existing Common Shareholders would receive in a liquidation, respectively.

Yours very truly,

(Signed) BMO Nesbitt Burns Inc.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this document or require assistance in completing your form of proxy, please contact the information agent at:

North American Toll Free Number: 1-866-783-6756

Completed proxies, Letters of Transmittal and New Loan Participation Forms should be delivered to:

Computershare Investor Services Inc.
9th Floor, 100 University Ave.
Toronto, Ontario, Canada
M5J 2Y1

Computershare can be reached at (514) 982-7555 or 1-800-564-6253.